Exhibit 99.1

BUILDING ONE MANITOBABUDGET 2025

Manitoba Budget 2025

Indigenous Land Acknowledgement

We recognize that Manitoba is on the treaty territories and ancestral lands of the Anishinaabe, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk peoples.

We acknowledge Manitoba is located on the Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

We respect the spirit and intent of treaties and treaty making and remain committed to working in partnership with First Nations, Inuit and Métis people in the spirit of truth, reconciliation and collaboration.

This document is available on the Internet at: Manitoba.ca/Budget2025

Information available at this site includes:

•	Manitoba Budget 2025 Speech

•	Budget 2025

•	Estimates of Expenditure for the Fiscal Year Ending March 31, 2026

•	Budget in Brief

Available in alternate formats upon request.

Le présent document se trouve sur Internet à l’adresse suivante : Manitoba.ca/Budget2025/index.fr.html

Vous trouverez sur ce site les renseignements suivants:

•	Discours du Budget 2025 du Manitoba

•	Budget 2025 (en anglais seulement)

•	Budget des dépenses pour l’exercice se terminant le 31 mars 2026

•	Budget en bref

ISSN 1913-2492

Manitoba Budget 2025

Summary Budget and Financial Updates

Introduction	6

Summary Budget 2025/26	8

2024/25 Forecast	10

Summary Revenue	12

Summary Expenses	13

Financial Updates	15

Special Accounts	18

Entities Included in the Summary Budget	21

Building One Manitoba

Introduction	25

Budget 2025 Highlights	27

Protecting Manitobans from Tariffs	34

Rebuilding Health Care	42

Lowering Costs for Manitobans	50

Growing Our Economy	54

Healthier Families and Safer Communities	65

A Government that Works for You	77

Building Capital Investments

Strategic Infrastructure Investment Plan 2025/26	82

Economic Review and Outlook

Economic Review and Outlook	88

Appendix	102

Fiscal Outlook and Fiscal Indicators

Fiscal Outlook	106

Fiscal Indicators	107

Credit Rating	111

Budget 2025  |  3

Borrowing and Debt Management Strategy

Borrowing and Debt Management Strategy	114

Federal-Provincial Fiscal Arrangements

Federal-Provincial Fiscal Arrangements	122

Manitoba’s Poverty Reduction Strategy

Manitoba’s Poverty Reduction Strategy	128

Tax Measures

Tax Measures	140

Interprovincial Comparison of 2025 Tax Rates	145

SUMMARY BUDGET AND FINANCIAL UPDATES

Introduction

The Summary Budget includes an overview of the financial plan for the Manitoba government. The government reporting entity includes the services of the government generally associated with the Legislative Assembly (voted and statutory appropriations and non-voted expenses), government business enterprises (GBEs) such as Manitoba Hydro and Manitoba Public Insurance, and other reporting entities such as health authorities, post-secondary institutions and school divisions. In the Summary Budget, the voted and statutory appropriations and non-voted expenses are consolidated with the high-level projections of other reporting entities and GBEs, according to the standards set by the Public Sector Accounting Board (PSAB). The Summary Budget fully reflects Generally Accepted Accounting Principles (GAAP).

Given global uncertainty, this year’s budget also includes a contingency fiscal plan if broad-based tariffs are applied.

SUMMARY BUDGET

For the Fiscal Year Ending March 31

	2025/26 Budget	2024/25 Forecast*	2024/25 Budget
	(Millions of Dollars)
Revenue	25,056	23,267	23,337
Expenses	25,850	24,506	24,133
Operating Surplus (Deficit)	(794)	(1,239)	(796)
Summary Net Debt	36,500	34,472	35,421
Net Debt to GDP	36.9%	36.1%	38.5%

Note:

*This report also includes the updated 2024/25 forecast and serves as the third quarter report.

6  |  Budget 2025 – Summary Budget and Financial Updates

SUMMARY BUDGET DETAIL

For the Fiscal Year Ending March 31

	2025/26 Budget	2024/25 Forecast*	2024/25 Budget
	(Millions of Dollars)
Revenue
Income Taxes	6,034	5,564	5,588
Retail Sales Tax	2,932	2,809	2,754
Education Property Taxes	946	764	764
Other Taxes	1,299	1,227	1,218
Tuition Fees	503	497	488
Fees and Other Revenue	2,344	2,282	2,162
Federal Transfers	8,930	8,110	8,291
Net Income of Government Business Enterprises	1,006	717	818
Recovery from Government Business Enterprises and Other Investment Earnings	1,262	1,397	1,354
Revenue Contingency	(200)	(100)	(100)
Total Revenue	25,056	23,267	23,337
Expenses
Legislative Assembly	65	60	61
Executive Council	4	4	4
Advanced Education and Training	2,042	1,901	1,892
Agriculture	550	512	597
Business, Mining, Trade and Job Creation	184	176	190
Education and Early Childhood Learning	4,143	3,867	3,896
Environment and Climate Change	210	170	186
Families	2,140	2,063	2,064
Finance	82	80	86
Health, Seniors and Long-Term Care	9,383	8,743	8,218
Housing, Addictions and Homelessness	854	794	796
Innovation and New Technology	179	148	148
Justice	903	835	827
Labour and Immigration	40	34	34
Municipal and Northern Relations	767	713	735
Natural Resources and Indigenous Futures	148	132	132
Public Service Commission	32	29	30
Public Service Delivery	237	299	308
Sport, Culture, Heritage and Tourism	106	98	99
Transportation and Infrastructure	592	548	552
Enabling Appropriations	596	750	797
Emergency Expenditures	50	29	50
Tax Credits**	206	188	164
Debt Servicing	2,337	2,333	2,267
Total Expenses	25,850	24,506	24,133
Operating Surplus (Deficit)	(794)	(1,239)	(796)

Notes: Summary expenditures include consolidation adjustments between related parties/entities.

The 2024/25 forecast and budget has been restated to be consistent with the 2025/26 budget presentation.

*Represents the forecast as of third quarter.

**Tax Credits includes only those tax credits that are recorded as expenses; other tax credits like the Homeowners Affordability Tax Credit and School Tax Rebate are recorded as revenue offsets.

Budget 2025 – Summary Budget and Financial Updates  |  7

Summary Budget 2025/26

Revenue

Budget 2025 includes a projected revenue increase of $1.719 billion from Budget 2024.

Income tax revenues are projected to increase by $446 million from Budget 2024, with a $292 million increase in individual income tax revenue and a $154 million increase in corporation income tax revenue. The rise in Individual income tax is driven by projected economic growth, which is expected to boost employment and wages, resulting in a higher taxable income. Corporate income tax growth is attributed to projected business expansion and higher profitability.

Retail sales tax revenue is projected to increase by $178 million reflecting higher consumer spending and prices.

Education property tax revenues are projected to increase by $182 million reflecting growth in school taxes collected by school divisions and the reform of the school-tax related credits and rebates.

Other taxes are projected to increase overall by $81 million from Budget 2024 mainly due to the twelve month fuel tax holiday that was in effect during most of the prior year offset by the reduction to the Corporation Capital Tax (CCT) from Manitoba Hydro and other Crown Corporations.

Other revenues are projected to increase by $182 million from Budget 2024.

Federal transfers are projected to increase by $639 million from Budget 2024, mainly reflecting an increase in equalization and other federal transfers.

Net income of government business enterprises is projected to increase by $188 million, mainly reflecting an increase in net income from Manitoba Hydro as a result of the reduction of the CCT and the reduction of Manitoba Hydro’s provincial debt guarantee fee.

Recovery from government business enterprises and other investment earnings are projected to decrease by $92 million compared to Budget 2024 due to a decrease in interest rates and a reduction in Manitoba Hydro’s provincial debt guarantee fee.

Expenses

Expenses in 2025/26 are projected to increase by $1.717 billion overall from Budget 2024, driven by negotiating fair deals with front-line health care workers after they went years without contracts under the previous government, and a record investment in strategic capital projects to strengthen the economy under the threat of tariffs from the new United States (U.S.) administration.

The growth in Health, Seniors and Long-Term Care of $1.2 billion or 14.2 per cent reflects the government’s commitment to ensure every Manitoban gets the care they need by hiring more front-line health care staff and investing in the health care system. The increase is primarily due to continued investments in front-line staff remuneration and retention, as well as capacity expansion in the form of more critical care and transitional care unit beds. In addition, new investments in diagnostic and surgical services will improve care for Manitobans by reducing wait times for priority procedures and services.

Education and Early Childhood Learning reflects an increase of $247 million from the prior year budget, largely due to negotiating fair deals with educators and adding 630 more educators to the schools, increasing operating funding for schools by nearly five per cent to address growing enrolment, increased classroom needs, a universal food program to help Manitoba kids learn, as well as a continued commitment to extending the $10-a-day child care program to school-aged children on non-school days.

8  |  Budget 2025 – Summary Budget and Financial Updates

Advanced Education and Training has increased by $150 million mainly due to reaching collective agreements that are fair and competitive for Manitoba’s post-secondary professionals so the province can maintain a high standard of teaching and research, increased operational costs for post-secondary institutions, and increased volume for the Manitoba student loan program.

Families has an increase of $76 million primarily due to price and volume increases to Community Living disABILITY Services and Employment, Income and Health Supports.

Justice has an increase of $76 million, or 9.2 per cent, with increased investments to support policing services like a larger Public Safety Basket and more funding to the Public Safety Strategy and impacts of settled collective agreements.

Housing, Addictions and Homelessness has an increase of $58 million to build on the homelessness investments from Budget 2024 and co-ordinating the One Manitoba Your Way Home: Manitoba’s Plan to End Chronic Homelessness strategy.

Budget 2025 – Summary Budget and Financial Updates  |  9

2024/25 Forecast

Revenue

Overall, revenue is forecasted to be $70 million lower than budget for 2024/25. The decrease is comprised of a $101 million decrease in net income of government business enterprises and a $181 million decrease in federal transfers, offset by increases in other revenue sources and retail sales tax revenue of $120 million and $55 million respectively.

Individual income tax revenue is forecasted at $135 million lower than budget reflecting a revised outlook for labour income. Corporation income tax revenue is $111 million higher than budget due to stronger year-to-date tax assessments relative to the forecast used in Budget 2024.

Retail sales tax revenue is forecasted to increase by $55 million over budget due to stronger than anticipated increase in retail sales and household consumption.

Fees and other revenue are forecasted to be $120 million over budget primarily due to an increase in pharmaceutical rebates and non-insured patient revenue and recoveries in the health sector.

Federal transfers are forecasted to decrease by $181 million mainly due to a $135 million decrease in the Canada-Manitoba Canada-Wide Early Learning and Child Care Agreement as a result of the annual re-negotiation of the Canada-Manitoba Action Plan. There are corresponding reductions in capital and grant expenses in the department of Education and Early Childhood Learning. Municipal and Northern Relations is also forecasting a decrease of $22 million in the Investing in Canada Infrastructure Program revenue which is offset by a decrease in expenses.

Net income of government business enterprises is forecasted to decrease by $101 million primarily due to Manitoba Hydro’s forecasted net loss, partially offset by a forecasted increase in net income in Manitoba Public

Insurance. Based on current water conditions, Manitoba Hydro is now forecasting a net loss of $77 million, which is a $165 million decrease from the net income of $88 million in Budget 2024.

Expenses

Expenses in 2024/25 are forecasted at $373 million over budget.

Health, Seniors and Long-Term Care is forecasted at $525 million over budget primarily driven by a $250 million over-expenditure in the health authorities.

In addition to the over expenditures in health authorities, the Physician Service Agreement that will help more Manitobans see a family doctor is forecasted to drive a significant increase in fee-for-services costs. The department is also projecting a $60 million increase in price and volume in Pharmacare, mainly due to the cancer drug treatment program. Inflation pressures continue to cause supply costs to rise.

Debt servicing is forecasted to increase by $66 million compared to budget because the higher volume of borrowing in the last quarter of the prior year was at slightly higher long-term interest rates than forecasted in budget, and borrowing occurred earlier in the year than previously forecasted.

Tax credits are forecasted to increase $24 million compared to budget due to a projected increase in assessments for the Film and Video Production Tax Credit.

Agriculture is forecasted at $85 million under budget primarily as a result of a decrease in current year AgriInsurance premiums due to a decrease in program coverage from high excess moisture claims following wet spring conditions which caused a decrease in the number of seeded acres compared to budget.

10  |  Budget 2025 – Summary Budget and Financial Updates

Education and Early Childhood Learning is forecasted at $29 million under budget which reflects savings from the annual renegotiation of the Canada-Manitoba Action Plan with the Government of Canada. For 2024/25, lower requirements for Reduced Parent Fees Revenue Supplement, Operating/Startup Grants and Wage Grid Supplement were identified. This is offset by a corresponding reduction in federal revenue.

Municipal and Northern Relations is forecasted at $22 million under budget primarily due to Investing in Canada Infrastructure Program projects that are delayed due to weather conditions, supply chain issues and labour shortages. This is fully offset by a decrease in federal revenue.

Emergency expenditures is forecasted at $21 million under budget as there were no major flooding incidences this year.

Environment and Climate Change is forecasted at $16 million under budget primarily due to lower costs in Efficiency Manitoba, which is offset by lower revenue.

Enabling appropriations is forecasted at $47 million under budget. This authority remains available for other contingencies that may arise during the remainder of the year.

Budget 2025 – Summary Budget and Financial Updates  |  11

Summary Revenue

For the Fiscal Year Ending March 31

	2025/26 Budget	2024/25 Forecast*	2024/25 Budget
	(Millions of Dollars)
Income Taxes
Individual Income Tax	4,962	4,535	4,670
Corporation Income Tax	1,072	1,029	918
Subtotal: Income Taxes	6,034	5,564	5,588
Retail Sales Tax	2,932	2,809	2,754
Education Property Taxes	946	764	764
Other Taxes
Corporations Taxes	274	367	367
Fuel Taxes	297	159	159
Land Transfer Tax	150	138	134
Levy for Health and Education	462	447	443
Tobacco Tax	98	100	100
Other Taxes	18	16	15
Subtotal: Other Taxes	1,299	1,227	1,218
Tuition Fees	503	497	488
Fees and Other Revenue
Fines and Costs and Other Legal	63	62	49
Minerals and Petroleum	25	20	29
Automobile and Motor Carrier Licences and Fees	180	179	178
Parks: Forestry and Other Conservation	45	49	46
Water Power Rentals	62	56	68
Service Fees and Other Miscellaneous Charges	1,969	1,916	1,792
Subtotal: Fees and Other Revenue	2,344	2,282	2,162
Federal Transfers
Equalization	4,689	4,352	4,352
Canada Health Transfer (CHT)	1,974	1,885	1,889
Canada Social Transfer (CST)	629	612	613
Shared Cost and Other Transfers	1,638	1,261	1,437
Subtotal: Federal Transfers	8,930	8,110	8,291
Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	737	727	715
Deposit Guarantee Corporation of Manitoba	40	38	39
Manitoba Hydro-Electric Board	220	(77)	88
Manitoba Public Insurance Corporation	9	29	(24)
Subtotal: Net Income of GBEs	1,006	717	818
Recovery from Government Business Enterprises and Other Investment Earnings	1,262	1,397	1,354
Revenue Contingency	(200)	(100)	(100)
Total Revenue	25,056	23,267	23,337

12  |  Budget 2025 – Summary Budget and Financial Updates

Summary Expenses

For the Fiscal Year Ending March 31

	2025/26 Budget	2024/25 Forecast*	2024/25 Budget
	(Millions of Dollars)
Expenses
Legislative Assembly	65	60	61
Executive Council	4	4	4
Advanced Education and Training	2,042	1,901	1,892
Agriculture	550	512	597
Business, Mining, Trade and Job Creation	184	176	190
Education and Early Childhood Learning	4,143	3,867	3,896
Environment and Climate Change	210	170	186
Families	2,140	2,063	2,064
Finance	82	80	86
Health, Seniors and Long-Term Care	9,383	8,743	8,218
Housing, Addictions and Homelessness	854	794	796
Innovation and New Technology	179	148	148
Justice	903	835	827
Labour and Immigration	40	34	34
Municipal and Northern Relations	767	713	735
Natural Resources and Indigenous Futures	148	132	132
Public Service Commission	32	29	30
Public Service Delivery	237	299	308
Sport, Culture, Heritage and Tourism	106	98	99
Transportation and Infrastructure	592	548	552
Enabling Appropriations	596	750	797
Emergency Expenditures	50	29	50
Tax Credits**	206	188	164
Debt Servicing	2,337	2,333	2,267

Total Expenses	25,850	24,506	24,133

Notes:

Summary expenditures include consolidation adjustments between related parties/entities.

The 2024/25 forecast and budget has been restated to be consistent with the 2025/26 budget presentation.

*Represents	the forecast as of third quarter.

** Tax Credits includes only those tax credits that are recorded as expenses; other tax credits like the Homeowners Affordability Tax Credit and School Tax Rebate are recorded as revenue offsets.

Budget 2025 – Summary Budget and Financial Updates  |  13

Revenue, 2025/26

Millions of Dollars and Per Cent

Revenue, 2025/26Millions of Dollars and Per Cent Source: Manitoba Finance Note: a revenue contingency of $200 million used for fiscal planning further reduces the projection to $25,056Income Taxes6,034, 24%Federal Transfers 8,930, 35%Retail Sales Tax2,932, 12% Other Taxes including Education Property Taxes2,245, 9% Recovery from Government Business Enterprises and Other Investment Earnings1,262, 5% Net Income of GBEs 1,006, 4%Fees and Other Revenue including Tuition Fees2,847, 11% Total Revenue:$25,256

Source: Manitoba Finance

Expenses, 2025/26

Millions of Dollars and Per Cent

Source: Manitoba Finance

14  |  Budget 2025 – Summary Budget and Financial Updates

Financial Updates

SUMMARY NET DEBT

	2025/26 Budget	2024/25 Forecast
	(Millions of Dollars)
Summary Net Debt, beginning of year	34,472	32,316
Net Investment in Tangible Capital Assets	1,234	917
Plus: Operating (Surplus) Deficit for the Year	794	1,239
Change in Net Debt	2,028	2,156
Summary Net Debt, end of year	36,500	34,472

Summary net debt is an important indicator of a government’s financial position, as this highlights the affordability of future government services. Summary net debt represents the difference between the Government Reporting Entity’s total liabilities, less financial assets; it reflects the residual liability that must be financed by future revenues. It is important to measure changes in net debt against the growth of the economy, as measured by nominal GDP.

In Budget 2025, the net debt to GDP ratio is forecasted to be 36.9 per cent. This decrease is an improvement from 38.5 per cent in Budget 2024.

Budget 2025 – Summary Budget and Financial Updates  |  15

Capital Investment

Budget 2025 shows a historic increase in capital spending to protect Manitobans from tariffs and build up the economy. Investments in new vertical and horizontal infrastructure as well as capital upgrades to schools and hospitals, job creation, boost economic growth and incentivize private investment in the province, raising incomes and growing GDP.

Tangible capital assets are assets with a useful life extending beyond one year, which are acquired, constructed or developed and held for use, not for resale. Net book value in tangible capital assets is projected to be $18.3 billion as at March 31, 2026.

Tangible Capital Assets – Net Book Values

Tangible Capital Assets Net Book Values Millions of Dollars 15/16 16/17 17/18 18/19 19/20 20/21 21/22 22/23 23/24 24/25F 25/26B Source: Manitoba Finance 16,182 17,099 14,764 15,167 18,333 13,550 13,856 12,486 13,158 14,041 14,520 Notes: F Forecast B Budget 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000

 TANGIBLE CAPITAL ASSETS - NET BOOK VALUE

 Projection as at March 31

	2025/26 Budget	2024/25 Forecast
	(Millions of Dollars)
Cost of Assets, beginning of year	31,771	29,966
Additions	2,163	1,805
Cost of Assets, end of year	33,934	31,771

Accumulated Amortization, beginning of year	14,672	13,784
Amortization	929	888
Accumulated Amortization, end of year	15,601	14,672

Net Book Value	18,333	17,099

16  |  Budget 2025 – Summary Budget and Financial Updates

Borrowing Requirements

Manitoba’s borrowing requirements with respect to both general and self-sustaining borrowings are estimated to total $5.9 billion in 2025/26, of which $3.7 billion is required for refinancing purposes. New cash requirements, net of estimated repayments, are $2.2 billion, which includes requirements for general government purposes and capital investments by departments. To date, approximately $2.8 billion of funding for 2025/26 has been pre-borrowed.

Manitoba will also pre-fund approximately $1.9 billion of borrowing requirements for fiscal 2026/27. This amount will reduce the amount that needs to be borrowed next fiscal year.

 BORROWING REQUIREMENTS 2025/26

	Refinancing	New Cash Requirements	Estimated Repayments	Gross Borrowing Repayments	Pre-Borrowed March 31, 2025	Pre-Funding March 31, 2026	Borrowing Requirements
	(Millions of Dollars)
Government Business Enterprises
Manitoba Hydro-Electric Board	1,165	265	-	1,430	-	-	1,430

Subtotal	1,165	265	-	1,430	-	-	1,430

Other Borrowings
General Purpose Borrowings	1,670	645	-	2,315	(1,860)	910	1,365
Capital Investment Assets	770	903	(419)	1,254	(881)	242	615
Health Facilities	200	726	(123)	803	-	85	888
Other Crowns and Organizations	60	1,021	(262)	819	(94)	70	795
Public School Divisions	-	160	(55)	105	(20)	75	160
Teachers’ Retirement Allowances Fund	-	-	-	-	-	500	500
Civil Service Superannuation Pension Fund	100	-	-	100	-	80	180

Subtotal	2,800	3,455	(859)	5,396	(2,855)	1,962	4,503

Total Borrowing Requirements	3,965	3,720	(859)	6,826	(2,855)	1,962	5,933

Budget 2025 – Summary Budget and Financial Updates  |  17

Special Accounts

Pension Assets Fund

The trust conditions of the funds held in the Pension Assets Fund are irrevocably restricted for pension purposes only. Net investment earnings of pension assets include the expected rate of return during the year, as well as adjustments to the market-related value. Market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life.

The fund is expected to have a balance of $5.8 billion by the end of the 2025/26 fiscal year.

PENSION ASSETS FUND
Projection as at March 31

	2025/26 Budget	2024/25 Forecast
	(Millions of Dollars)

Balance, beginning of year	5,737	5,632

Contributions and Revenue
Net Investment Earnings	332	340
Departments and Crown Corporations	242	235

	574	575

Transfers
Teachers’ Retirement Allowances Fund and Civil Service Superannuation Fund payments	(479)	(470)

Balance, end of year	5,832	5,737

Fiscal Stabilization Account

The Fiscal Stabilization Account, also known as the rainy day fund, currently has a balance of $585 million. Any draws or deposits for 2025/26 are announced closer to year end.

18  |  Budget 2025 – Summary Budget and Financial Updates

 MANITOBA SUMMARY FINANCIAL STATISTICS

	2025/26 Budget	2024/25 Forecast	2023/24 Actual	2022/23 Actual	2021/22 Actual	2020/21 Actual
SUMMARY FINANCIAL STATEMENTS	(Millions of Dollars)

Revenue
Income Taxes	6,034	5,564	5,369	5,794	5,245	4,199
Other Taxes	5,177	4,800	4,716	4,785	4,485	4,429
Fees and Other Revenue	2,847	2,779	2,690	2,512	2,479	2,291
Federal Transfers	8,930	8,110	7,160	6,470	6,263	5,900
Net Income of Government Business Enterprises	1,006	717	464	1,507	321	600
Recovery from Government Business Enterprises and Other Investment Earnings	1,262	1,397	1,393	1,190	1,151	1,183
Revenue Contingency	(200)	(100)	-	-	-	-

Total Revenue	25,056	23,267	21,792	22,258	19,944	18,602

Expense
Expenses (excluding Debt Servicing)	23,513	22,173	21,607	19,922	18,890	18,899
Debt Servicing	2,337	2,333	2,156	1,963	1,804	1,827

Total Expenses	25,850	24,506	23,763	21,885	20,694	20,726

Operating Surplus (Deficit)	(794)	(1,239)	(1,971)	373	(750)	(2,124)

Tangible Capital Assets
Acquisition of tangible capital assets	(2,163)	(1,805)	(1,939)	(1,371)	(1,071)	(1,061)
Amortization of tangible capital assets	929	888	866	842	819	783
Disposal of tangible capital assets	-	-	57	85	47	64

Subtotal	(1,234)	(917)	(1,016)	(444)	(205)	(214)

Other Non-Financial Assets
Decrease (Increase) in inventories	-	-	102	60	(151)	(110)
Decrease (Increase) in prepaid expenses	-	-	(10)	(10)	(5)	(5)

Subtotal	-	-	92	50	(156)	(115)

Other comprehensive income (loss)	-	-	-	-	279	243

Net remeasurement gains(losses) and other comprehensive income	-	-	759	(940)	-	-

(Increase) in Net Debt	(2,028)	(2,156)	(2,136)	(961)	(832)	(2,210)

Summary Net Debt, beginning of year	(34,472)	(32,316)	(30,180)	(29,256)	(28,366)	(26,171)
Change in Accounting Policy	-	-	-	37	(58)	15

Summary Net Debt	(36,500)	(34,472)	(32,316)	(30,180)	(29,256)	(28,366)

Budget 2025 – Summary Budget and Financial Updates  |  19

 MANITOBA SUMMARY FINANCIAL STATISTICS

	2025/26 Budget	2024/25 Forecast	2023/24 Actual	2022/23 Actual	2021/22 Actual	2020/21 Actual
Annual Change		(Percentage Change)
Income Taxes	8.4	3.6	(7.3)	10.5	24.9	(7.0)
Other Taxes	7.9	1.8	(1.4)	6.7	1.3	(1.4)
Fees and Other Revenue	2.4	3.3	7.1	1.3	8.2	(7.1)
Federal Transfers	10.1	13.3	10.7	3.3	6.2	20.9
Total Revenue	7.7	6.8	(2.1)	11.6	7.2	0.7
Debt Servicing	0.2	8.2	9.8	8.8	(1.3)	(2.6)
Total Expenses	5.5	3.1	8.6	5.8	(0.2)	12.2
Summary Net Debt	5.9	6.7	7.1	3.2	3.1	8.4

Per Cent of GDP			(Per Cent)
Income Taxes	6.1	5.8	5.8	6.6	6.6	5.8
Other Taxes	5.2	5.0	5.1	5.4	5.7	6.1
Fees and Other Revenue	2.9	2.9	2.9	2.9	3.1	3.1
Federal Transfers	9.0	8.5	7.8	7.4	7.9	8.1
Total Revenue	25.4	24.4	23.7	25.3	25.2	25.5
Debt Servicing	2.4	2.4	2.3	2.2	2.3	2.5
Total Expenses	26.2	25.7	25.9	24.9	26.1	28.4
Summary Net Debt	(36.9)	(36.1)	(35.2)	(34.3)	(36.9)	(38.9)

Per Cent of Revenue
Income Taxes	24.1	23.9	24.6	26.0	26.3	22.6
Other Taxes	20.7	20.6	21.6	21.5	22.5	23.8
Fees and Other Revenue	11.4	11.9	12.3	11.3	12.4	12.3
Federal Transfers	35.6	34.9	32.9	29.1	31.4	31.7
Net Income of Government Business Enterprises	4.0	3.1	2.1	6.8	1.6	3.2
Recovery from Government Business Enterprises and Other Investment Earnings	5.0	6.0	6.4	5.3	5.8	6.4
Debt Servicing	9.3	10.0	9.9	8.8	9.0	9.8

Dollars Per Capita			(Dollars)
Total Revenue	16,553	15,571	14,980	15,757	14,329	13,479
Total Expenses	17,077	16,400	16,335	15,493	14,867	15,018
Debt Servicing	1,544	1,561	1,482	1,390	1,296	1,324
Summary Net Debt	(24,113)	(23,069)	(22,215)	(21,365)	(21,019)	(20,554)

Memorandum Items
Population (000s) *	1,513.7	1,494.3	1,454.7	1,412.6	1,391.9	1,380.1
GDP at Market Prices	98,796	95,363	91,872	87,881	79,281	72,963

Source: Manitoba Finance

* official population July 1

Note: Numbers may not add due to rounding.

20  |  Budget 2025 – Summary Budget and Financial Updates

Entities Included in

the Summary Budget

Legislative Assembly

Executive Council

Advanced Education and Training

Assiniboine College

Brandon University

Manitoba Institute of Trades and Technology

Red River College Polytechnic

Research Manitoba

Université de Saint-Boniface

University College of the North

University of Manitoba

University of Winnipeg

Agriculture

Manitoba Agricultural Services Corporation

Business, Mining, Trade and Job Creation

Economic Development Winnipeg Inc.*

Manitoba Development Corporation

Manitoba Potash Corporation

Mining Rehabilitation Reserve Fund

Rural Manitoba Economic Development Corporation

Education and Early Childhood Learning

Public school divisions

Environment and Climate Change

Efficiency Manitoba Inc.

Manitoba Hazardous Waste Management

 Corporation

Quarry Rehabilitation Reserve Fund

Families

General Child and Family Services Authority

Finance

Insurance Council of Manitoba

Manitoba Financial Services Agency

Pension Assets Fund

Health, Seniors and Long-Term Care

CancerCare Manitoba

Not-for-profit personal care homes and community

 health agencies

Regional health authorities (including controlled

 organizations)

Interlake-Eastern Regional Health Authority

Northern Regional Health Authority

Prairie Mountain Health

Southern Health-Santé Sud

Winnipeg Regional Health Authority

Rehabilitation Centre for Children, Inc.

Shared Health Inc.

St. Amant Inc.

Budget 2025 – Summary Budget and Financial Updates  |  21

Housing, Addictions and Homelessness

Manitoba Housing and Renewal Corporation

Innovation and New Technology

Manitoba Education, Research and Learning

 Information Networks (MERLIN)

Justice

Legal Aid Manitoba

Liquor, Gaming and Cannabis Authority of Manitoba

Manitoba Law Reform Commission

Labour and Immigration

Municipal and Northern Relations

Manitoba Water Services Board

North Portage Development Corporation**

Natural Resources and Indigenous Futures

Communities Economic Development Fund

Public Service Commission

Public Service Delivery

Entrepreneurship Manitoba

Materials Distribution Agency

The Public Guardian and Trustee of Manitoba

Sport, Culture, Heritage and Tourism

Le Centre culturel franco-manitobain

Manitoba Arts Council

Manitoba Centennial Centre Corporation

Manitoba Combative Sports Commission

Manitoba Film and Sound Recording Development

 Corporation

Sport Manitoba Inc.

Travel Manitoba

Transportation and Infrastructure

Government Business Enterprises

Deposit Guarantee Corporation of Manitoba

Manitoba Hydro-Electric Board

Manitoba Liquor and Lotteries Corporation

Manitoba Public Insurance Corporation

Special accounts, not attached to a department

Fiscal Stabilization Account (rainy day fund)

Entities to cease being separate

reporting entities in 2025/26

Abandonment Reserve Fund

Vehicle and Equipment Management Agency

Notes:

*	Economic Development Winnipeg Inc. is a government partnership
**	North Portage Development Corporation is a government-business partnership

22  |  Budget 2025 – Summary Budget and Financial Updates

BUILDING ONE MANITOBA

Note on the Format

This budget includes nine parts:

1.	Building One Manitoba provides information on the five key government priority areas for Budget 2025 investments and provides updates on programs and initiatives.

2.	Protecting Manitobans from Tariffs provides an overview of the projected economic impact of tariffs from the U.S., the province’s plan to respond, and an additional Summary Tariff Budget.

3.	Building Capital Investments provides details on Manitoba’s multi-year capital plan, highlights of strategic infrastructure spending and the development of a medium-term capital strategy for Manitoba.

4.	Economic Review and Outlook provides a current economic review for Manitoba, Canada and internationally, including certain risks to the outlook.

5.

Fiscal Outlook and Fiscal Indicators reports on the medium-term fiscal projections that are informed by the current economic forecast, fiscal indicators that guide fiscal planning, and current provincial credit ratings.

6.	Borrowing and Debt Management Strategy presents the government’s borrowing plan and approach to debt management.
7.	Federal-Provincial Fiscal Arrangements highlights the major federal transfers to Manitoba and other fiscal issues of intergovernmental significance.

8.

Manitoba’s Poverty Reduction Strategy reports on the progress towards Manitoba’s long-term poverty reduction strategy to reduce poverty and increase social inclusion in the province. The report includes indicators to measure progress.

9.	Tax Measures provides a summary of taxation changes introduced in Budget 2025, contact information to get further details, and an interprovincial comparison of 2025 tax rates.

24  |  Budget 2025 – Building One Manitoba

Introduction

Manitobans are proud of who we are – and we are proud

to be Canadian. That will never change, and this budget

makes our province, and our country, stronger.

Over the course of our Budget 2025 consultations, we heard from thousands of Manitobans across the province who shared with us their hopes and dreams for the future and their concerns about what tariffs could mean not only for their jobs and their families, but for Manitoba and Canada. It’s clear the threats to Canada’s sovereignty have ignited in Manitobans and Canadians a stronger sense of patriotism, unity and a call to build a more independent, resilient economy.

Budget 2025 meets the challenge of this historic moment with the biggest capital investment in Manitoba’s history to create good jobs, grow our economy and unlock new private investment.

We are putting Manitobans to work building One Manitoba with a $3.7 billion investment in capital projects. These job-creating projects include building 11 new schools, three new personal care homes, investing in phase 2 of the North End Water Pollution Control Centre, twinning Highway 1 East, a new interchange on the Perimeter, a new Centre for Health Care Excellence in downtown Winnipeg, and new emergency rooms at the Victoria General Hospital in South Winnipeg and in Eriksdale.

We are investing in the local economy with new supports for Manitoba businesses and an economic development strategy to enhance productivity, diversify our exports, bring more manufacturing jobs to Manitoba and attract new investments from nations that will be strong trading partners.

We are keeping hydro rates low with our hydro rate freeze while we build the next generation of affordable energy with a new Indigenous Loan Guarantee Program. We will build wind power generation capacity that will create thousands of new jobs in our province.

At the same time, Budget 2025 prepares us to support Manitobans if tariffs impact our economy. Through the Premier’s Council on U.S. Trade and our tariff hotline, we are engaged with daily reports from industry and workers about the impact of tariffs and we have a plan to respond – to stick up for ourselves and our values with immediate measures to protect Manitoba jobs should the situation deteriorate.

Equal access to high quality, public health care is a core Canadian value and Budget 2025 continues to rebuild health care after seven years of cuts.

In the last year, we exceeded our ambitious target to hire 1,000 new health care workers hiring 1,255 net new health care workers.

1255 new health care workers hired in the last year – and more to come!

481 386 183 138 39 28 Nurses Health-Care Aides Allied Health Professionals Doctors Residents Physicians' Assistants

Budget 2025 – Building One Manitoba  |  25

We are grateful to all the staff who stayed on the frontline with hope that change was coming, those who returned from retirement, moved here from other provinces and countries, and to the young people who stayed in Manitoba after graduation to take a good job here doing what they love. We will build on this success, adding hundreds of new health care workers to the frontlines over the next year with a special focus on training and recruiting more doctors, nurses and allied health professionals.

We’ll continue to listen to health care workers and change the culture in health care, add beds and surgeries to address wait times, and make sure that rural and northern Manitobans can get the care they need.

As the cost of living continues to challenge your family’s budget, our government is committed to lowering your costs. After years of underfunding to schools and municipalities, school divisions and municipal governments are raising taxes, but we are cutting them to help you out. This year, Manitobans will see the benefit of our new $1,500 Homeowners Affordability Tax Credit and we are adding an extra $100 in 2026. We’re lowering costs for renters by increasing the Renters Affordability Tax Credit in 2025 and 2026, and we are continuing our freeze on Crown land leases to help make life affordable for beef producers.

Our gas tax holiday made Manitoba the province with the lowest inflation in Canada this past year. Going forward, Manitobans will feel the benefit of permanent gas tax relief with our ten per cent reduction, and Budget 2025’s hydro rate freeze will continue to keep bills low for families.

To help families with young children, we’re extending $10-a-day childcare to non-school days. This year we are also expanding our free birth control program to protect reproductive rights and lower costs for women.

Budget 2025 invests in people, giving families and communities in every corner of the province more support to thrive with record funding for municipalities and our new One Manitoba Growth Revenue Fund, which guarantees municipalities four per cent of the revenue from the gas tax. After years of funding freezes, Manitoba municipalities now have the building blocks they need to grow.

Budget 2025 builds up the core government services families rely on, with a plan to continue to roll out modernized, plastic health cards and add a digital option. It includes new investments in government technology and French language services to serve Manitobans better and a responsible plan to balance the budget at the end of four years.

This budget sets us on an exciting path to build One Manitoba together. Let’s get building!

26  |  Budget 2025 – Building One Manitoba

Budget 2025 Highlights

Rebuilding Health Care

Health care starts with frontline staffing. We made a promise to health care workers that we would bring them reinforcements – and we delivered. This past year we’ve added 1,255 net new frontline health care workers to hospitals, personal care homes and doctors’ offices across the province, improving patient care and increasing support for health care workers struggling after seven years of cuts and chaos.

Our government is committed to taking care of the health care workers who care for us. That’s why, for the second year in a row, we are making record investments in the frontlines.

This year the government is investing a record $1.2 billion more in Health, Seniors and Long-Term Care, an increase of 14 per cent from last year, nearly 70 per cent of that increase going directly to staff on the frontlines.

The previous government fired hundreds of nurses, created chaos in hospitals and made deep cuts across Manitoba’s health care system for seven years. But we got to work with our partners in health care right away, negotiating fair contracts and listening and implementing their solutions to improve workplace culture and safety. While we increase our investments in staffing and patient care, we are demanding health authorities build a better culture for the staff on the frontlines who work for them, and we are bringing in stronger oversight to ensure these investments go to the bedside and not the bureaucracy.

With this strong foundation of 1,255 net new health care staff, we’re ready to start building. Budget 2025 puts shovels in the ground this year on the new emergency room (ER) and Mature Women’s Centre at the Victoria General Hospital, the new ER in Eriksdale, three new personal care homes and a new Health Care Centre of Excellence at the redeveloped Portage Place in downtown Winnipeg. Budget 2025 also has the funds to renovate the Children’s ER to provide better care and comfort to families with sick kids and begin the design phase of the new CancerCare headquarters.

These new health care facilities will create good Manitoba jobs in the skilled trades and open new pathways for young Manitobans who are looking to pursue a career in health care, motivated by a government that treats them with respect.

With more health care workers at the bedside, we are ready to add another 97 beds to hospitals across the province, reducing the strain on our ERs and matching patients with the right level of care. The new beds in this year’s budget, plus the 233 beds we have added since forming government, brings the total of new fully staffed beds to 330 across our province, to provide better care for patients and reduce wait times.

Budget 2025 builds on the work we started to connect more Manitobans with a primary care provider by adding four new clinics in Winnipeg and Brandon. We are continuing to invest in primary care teams and recognize the valuable work of nurse practitioners (NP) by permanently funding evening hours at NP-led clinics and adding more virtual visits with NPs practicing to their full scope.

Building on the 90 health care training seats we added in our first budget, Budget 2025 adds 176 new training seats across the health care profession to our universities and colleges this year including: 16 more paramedic seats, 20 new residency spots for doctors, 40 lab and x-ray technician seats and new training spots for 100 health care aides in northern Manitoba.

Building on last year’s success with our new recruitment and retention office and travel nursing team, we will continue to bring more health care staff into the public

Budget 2025 – Building One Manitoba  |  27

system with a focus on Allied Health Professionals and rural and northern communities.

Rebuilding Health Care – Key Highlights

•

Investing over $770 million in new funding for frontline health care staff with new contracts and fair wages for nurses, doctors, health care aides, Allied Health Professionals and other health care professionals so we can retain our frontline staff.

•	Investing $48.2 million in new funding to train more frontline health care staff including:

○	$13.4 million to train 20 more doctors with new residency seats

○	$3.6 million to support 20 new medical lab technologists and 20 new combined lab and x-ray technician spaces at Assiniboine College

○	$10 million for the ongoing expansion of the Bannatyne Campus at the Health Sciences Centre (HSC)

○	$619,000 for 100 new Health Care Aide training seats at University College of the North

○	$458,790 for 16 additional paramedic training seats in Thompson at University College of the North

•	Rebuilding Emergency Care Across the Province

○	$3.5 million for consultation, design and the first phase of construction on the new Victoria Hospital ER and Mature Women’s Centre

○	$500,000 for consultation, design and the first phase of construction on the new Eriksdale ER

○	$7 million to renovate the Children’s Hospital emergency room at the Health Sciences Centre Winnipeg

○	$47 million to support opening 97 new fully staffed beds in the health care system, reducing strain on our hospitals and helping to move patients from the ER to more appropriate levels of care sooner. This includes 60 acute care beds, 10 new critical care beds and 27 new transitional care beds.

•	Ensuring more beds are permanently funded, including:

○	$8.5 million to build-up intensive care bed capacity by permanently increasing the total number of fully funded critical care beds from 101 to 131

○	$8.5 million for 50 transitional care beds

○	$13.7 million to annualize the funding increase for 30 acute care beds at Selkirk Regional Health Centre

•	Increasing Surgeries and Tests for Manitobans

○	$55 million for diagnostic and surgical services across the province

○	$4 million to increase capacity to provide 800 hip and knee surgeries annually at Selkirk Regional Health Centre

○	$3 million to staff the new mobile Northern MRI

•	Improving Access to Primary Care

○	Opening three new extended hours primary care clinics in 2025

○	$1.3 million to expand virtual care visits with nurse practitioners through QDoc

○	Ongoing funding to expand the new online booking system so more clinics can take online appointments through medinav.ca

○	$4 million for the creation of the Health Care Centre of Excellence as part of the redevelopment of Portage Place in downtown Winnipeg

•	Better Seniors Care

○	$17.2 million for construction of Lac du Bonnet personal care home

28  |  Budget 2025 – Building One Manitoba

○	$72 million for Park Manor personal care home in Transcona, with design and construction starting in 2025/26

○	$5.3 million for design and construction of a new personal care home in Arborg

○	$40 million to provide more direct hours of care for seniors

•	Other Strategic Health Investments

○	$11.5 million to begin design on a new CancerCare Manitoba Headquarters in Winnipeg

○	$50.4 million in electronic medical patient records to improve patient care

○	$11 million to expand fire and paramedic funding for Winnipeg

○	$2.7 million increase in funding to the Manitoba Possible Wheelchair Program

Lowering Costs for Manitobans

With rising prices and economic uncertainty, our government is here to help regular families with the cost of living.

We took action right away to lower inflation and we are continuing to lower your everyday costs with permanent gas tax relief and a one-year hydro rate freeze. Budget 2025 builds on the significant package of affordability measures introduced last year, with expanded $10-a-day child care, and an additional increase to the Renters Affordability Tax Credit to help renters.

We are increasing our Homeowners Affordability Tax Credit by $100. This credit will save homeowners up to $1,600 a year on their school taxes starting in 2026.

We are listening to Manitoba’s farmers and producers –and we have their backs with more affordable rates on AgriInsurance, an extended Crown land lease freeze and more financial support for young farmers.

We are continuing and expanding popular programs like electric vehicle (EV) rebates that help Manitobans afford to make climate friendly choices and security rebates that help keep families and neighbourhoods safer. We are expanding our free birth control program to give you more choice when it comes to free reproductive health care.

This year we are introducing a new affordability measure for women in perimenopause and menopause with coverage for Hormone Replacement Therapy to improve their health and wellbeing for free.

With increased supports for students and low-income Manitobans, we are helping more people find a pathway to employment and making it easier for all Manitobans to pay the bills.

Lowering Costs for Manitobans – Key Highlights

•	Permanent gas tax relief is keeping Manitoba prices lower than the Canadian average

•	$100 increase to our Homeowners Affordability Tax Credit

•	One-year hydro rate freeze

•	Free access to provincial parks for one year

•	$14.8 million to continue the EV Rebate Program

•	Saving families $2,808 a year by expanding $10-a-day child care to include non-school days

•	Extending $300 Home Security Rebates

•	Expanding Manitoba’s Free Birth Control Program to include Plan B contraception

•	Making our Universal School Food Program permanent with Nello’s Law

•	Increasing financial support for renters by increasing the Renters Affordability Tax Credit for the second year in a row

•	More affordable rates to protect agricultural producers with AgriInsurance, to provide new and

Budget 2025 – Building One Manitoba  |  -29

established producers with the tools to navigate uncertainties and protect their livelihoods

•	Continuing the 2024 Crown land rent freeze to keep life affordable for producers

•	Increasing financial support for young farmers by increasing the Young Farmer Rebate from $300,000 to $400,000

•	Increasing Manitoba’s student loan program to help more students reach the goal of a post-secondary education

•	$12.4 million in enhancements to employment and income assistance (EIA) to help low-income Manitobans find employment, stability and independence

•	A ten per cent increase to foster parents for the first time in 13 years

Growing our Economy

Budget 2025 is focused on growing our economy with capital investments that unlock economic growth and create good jobs for Manitobans.

Our investment in the North End Water Pollution Control Centre is essential for the City of Winnipeg to grow, laying the foundation for new housing developments and new opportunities for business developments. Investing in twinning Highway 1, the McGillivray interchange and the outlet channels project will not only create thousands of Manitoba jobs in the skilled trades, but these investments will incentivize new private investment in our province.

We are delivering on our promise of more supports for businesses with a new cut to the payroll tax to help Manitoba companies grow and a new security rebate for businesses to help reduce theft and vandalism. Our new Economic Development Strategy to be released later this year, will highlight additional actions our government will take to support Manitoba businesses, diversify our export markets, create good jobs and enhance productivity.

A strong agricultural sector means a strong Manitoba. To help Manitoba remain a leader in agriculture, Budget 2025 investments will foster research, innovation and job creation in agriculture. Budget 2025 also supports producers and their families with two new Manitoba Agricultural Services Corporation (MASC) offices and new capital investments to support food processing capacity in Manitoba and help producers sell to local markets.

Manitoba’s position as a central trade corridor has never been more important. Budget 2025 makes necessary investments in the Port of Churchill and the Hudson Bay Railway line to help Manitoba expand and diversify its export markets, defend northern sovereignty while bringing our province’s wealth of in-demand critical minerals to market. Our continued investment in Centreport Rail Park will draw new businesses to Manitoba where they can move their goods to market by air, rail, and an international trucking hub.

Budget 2025 also invests in Manitoba’s workforce with better health and safety standards, more training opportunities and ongoing funding for Indigenous economic development.

Growing our Economy – Key Highlights

•	Supporting Manitoba Businesses Facing Tariffs

○	Cutting the payroll tax to help Manitoba companies create more jobs and grow the economy, saving Manitoba businesses $8.5 million annually

○	$500,000 to the Export Support Program to help Manitoba businesses diversify their sales beyond the U.S.

○	Establishing a Manitoba Trade office in Washington, D.C. to protect our economy and improve our trading relationship with the United States

30  |  Budget 2025 – Building One Manitoba

○	Economic Development Strategy focused on enhancing productivity to grow the economy and create more jobs

○	$36.4 million over two years for Arctic Gateway Group to strengthen our central trade corridor and protect Northern sovereignty

○	$450,000 in operating funds to CentrePort Inc to spur economic development

○	$140.8 million for Business Risk Management programming for Manitoba farmers and producers

○	$10 million for a new business security rebate to prevent theft and break-ins

○	An additional $1.8 million to help spur foreign direct investment, and develop new markets for Manitoba businesses

○	$14.7 million to advance the Lake St Martin and Lake Manitoba Channels projects

•	$3.7 billion in Strategic Infrastructure Investments including:

○	$414 million to get phase 2 of the North End Water Pollution Control Centre built with good union jobs to support the growth in Winnipeg.

○	A new Indigenous Loan Guarantee Program to build wind power generation capacity and create thousands of new jobs for Manitobans

○	$881 million for maintaining and generating hydro-electricity infrastructure

○	Over $800 million investment in transportation and infrastructure including twinning Highway 1 East, finishing the McGillivray interchange at the Perimeter, and building the Wasagamack airport

○	$660 million in health care facilities, equipment and technology.

Healthier Families and Safer Communities

When we formed government in 2023, we promised to treat municipalities like a true partner – and that’s what we have done. Budget 2025 reflects the priorities of communities across the province. From stepping up with more support to fight aquatic invasive species, to providing more funding for local law enforcement and building more schools and child care centres, we are taking action on your priorities.

With Budget 2024, we ended the previous government’s funding freeze to municipalities and now we are introducing our new funding model with a 2 per cent annual increase to operating grants plus the new One Manitoba Growth Revenue Fund supported by a dedicated four per cent from gas tax revenue. This record investment will help us build One Manitoba with new and improved hockey rinks, playgrounds, public transportation and essential flood mitigation.

With our commitment to build 11 new schools, and building on a stable, predictable education funding model, we’re investing in the next generation to set every child up for success. Our universal school food program is benefitting communities by helping every child in Manitoba get the best start on a healthy future and ending cycles of poverty that will reduce crime rates and increase participation rates in the economy significantly in the next decade.

We are continuing to partner with law enforcement and community safety patrols to make our neighbourhoods safer and help Manitobans who are struggling. Budget 2025 invests in new funding for public safety with more supports for bail reform, more police officers and 35 new mental health workers.

Everyone deserves a safe place to call home. Budget 2025 invests $73.47 million in new funding for “Your Way Home,” our One Manitoba approach to ending chronic homelessness. This common-sense, compassionate plan will move people from tents to housing to make our communities safer for everyone. We know that

Budget 2025 – Building One Manitoba  |  31

addiction and mental health struggles are intertwined with rising rates of homelessness – that’s why we are also investing in more mental health workers, more addictions treatment and a supervised consumption site to get needles off the street and save lives.

Healthier Families and Safer Communities – Key Highlights

•	Investing in Manitoba Kids

○	Over $700 million for 11 New Schools

○	$67 million in school funding to meet kids needs

○	$30 million in permanent funding for the Universal School Food Program

○	$1.7 million funding for 880 new school-age child care spaces

•	Investing in Manitoba Communities

○	$424.3 million total funding in a new historic funding model for Municipalities and Northern Affairs Communities

•	$240.4 million to the City of Winnipeg

•	$155.9 million for Rural Municipalities

•	$15.1 million for Northern Affairs Communities

•	$12.4 million for the One Manitoba Growth Revenue Fund

•	Investing $80 million in Budget 2025 to purchase three made-in-Canada water bombers for fighting wildfires.

•	$250,000 in new funding for the Manitoba Arts Council
•

Over $1.3 million in ongoing funding to support dozens of arts and culture festivals across the province including the Trappers’ Festival, Festival du Voyageur, Dauphin Country Fest, the Manito Ahbee Festival, the Morden Corn and Apple Festival and the Winnipeg Folk Festival

•	$400,000 in new support for the Brandon Keystone Centre

•	$73.47 million for Your Way Home to help Manitobans successfully move from tents to housing

•	$78 million for Manitoba Housing and Renewal Corporation’s capital renewal program for social and affordable housing units which will allow Manitoba Housing to repair at least 5,000 units

•	$3.8 million for 35 new mental health workers positions including 3 dedicated workers for paramedics, firefighters and law enforcement

•	$7.7 million in more support for Manitobans with disabilities

•	$18 million increase to capital funding that add eight more yurt and comfort camping sites, upgrades to campgrounds, facilities and trails across Manitoba Provincial Parks including:

○ Asessippi	○ Manipogo

○ Paint Lake	○ Birds Hill

○ Hecla	○ Big Whiteshell

○ Spirit Sands	○ Mantario

○ Lockport	○ Winnipeg Beach

•	$6.5 million increase to environmental stewardship

•	$410,000 to prevent the spread of aquatic invasive species, support local businesses and help Manitoba’s tourism industry thrive

32  |  Budget 2025 – Building One Manitoba

Safer Neighbourhoods, Safer Downtowns

•	Budget 2025 provides a 9.2 per cent increase to Justice funding to build on our government’s work to get tough on crime, address the causes of crime, and support public safety.

○	$11.9 million for the Manitoba First Nations Police Service Program and the First Nations Safety Officer Program

○	$5.3 million increase to fund the RCMP Emergency Response Team and operational communication centre to keep rural and northern communities safe

○	$5 million to support border security, stop illegal crossings and crack down on traffickers and stop fentanyl from entering our communities

○	$3 million for 12 new Winnipeg Police positions

○	$1.5 million to build on our electronic monitoring program introduced last year

○	$1.1 million funding to municipalities through the urban policing grant and public safety basket to increase community safety across Manitoba

○	$500,000 for data and intelligence systems

○	An increase of $250,000 to target and address crime in Thompson

RETAIL CRIME INITIATIVE Between June 8 and December 28, government funded initiatives to crack down on retail crime resulting in 981 arrests and $122,017 in recovered merchandise.

A Government that Works for You

From new schools and roads improvements, to plastic health cards, our government is delivering the services Manitobans deserve; faster and more transparently, with better engagement and accessibility. As we improve digital services across government departments, we are making it easier for you to engage directly with our government. We’re listening, and we know Manitobans want to see governments buy local and spend taxpayer dollars building Canadian supply chains. With new policies to put Manitoba workers first and prioritize Canadian goods and services, we’re developing new procurement standards that will strengthen the local and national economy while ensuring there are no gaps in service delivery.

A Government that Works for You – Key Highlights

•	Rolling out new plastic health cards for all Manitobans

•	Ending the contract for park passes with Texas firm and making parks free this year

•	Manitoba jobs agreement to ensure Manitobans work on Manitoba projects

•	Buy Canada procurement review and policy

•	Reducing barriers to inter-provincial trade

•	Cabinet offices in southern, western and northern Manitoba to help more Manitobans connect with our government

•	Improvements to the Manitoba Provincial Nominee Program application processing system to ensure better service

•	Improving French Language Government Services

•	Funding digital and tech upgrades for government to help provide better services to Manitobans

Budget 2025 – Building One Manitoba  |  33

Protecting Manitobans from Tariffs

President Donald Trump’s threatened tariff tax is an attack on our economy, and we need to stand united as One Manitoba.

Budget 2025 takes significant steps to make Manitoba’s economy more resilient and diversify our trading partners and export markets. Additionally, our new Economic Development strategy will make Manitoba’s economy more productive and less vulnerable to geopolitical shocks.

Manitobans want to see a strong Team Canada approach. We are committed to working with provinces, territories and the federal government to eliminate interprovincial trade barriers (where Manitoba is also a leader) create stable Canadian supply chains and shift our government procurement away from American contractors.

With a stable and diverse economy, high employment rates, and an affordable quality of life, Manitoba has some advantages over other provinces when it comes to weathering this tariff attack. Nevertheless, tariffs will impact family budgets and the province’s finances.

Supports for Businesses and Workers

Our government is responding to tariffs with supports for impacted businesses and workers and relief for Manitobans facing rising costs amid economic uncertainty. Through our Premier’s Council on U.S. Trade, our tariff hotline, and industry consultations, we are engaged daily with sectors and industries that are navigating tariffs, and we will be ready with programs to meet their needs. On March 4th, we announced tax deferrals to help impacted businesses facing uncertainty to keep their workers employed.

Budget 2025 lays out an alternate fiscal framework to respond to the worst-case scenario of 25 per cent tariffs across the board, with supports for workers, businesses and families including funding to support Manitoba businesses pivot to new markets, new investments in Post-Secondary Institutions to offset potential job losses and additional financial support for students looking to upskill, extended loan authority to support Manitoba businesses and additional funding for government services and an increased revenue contingency.

Strengthening Trade and

Growing our Economy

Our government took action to strengthen U.S. trade from day one, by promoting made-in-Manitoba products, industries and resources, and offering mutually beneficial solutions to recent trade tensions. At the same time, we’ve been working to grow our economy, making sure our industries are competitive, and creating more good jobs here in Manitoba.

Manitoba has what the U.S. – and the world – needs. Our economy is among the most diversified in Canada. Our province is rich in the critical minerals that are necessary for the clean economy of the future. Our reliable, affordable, hydroelectric energy grid means we’re in a position to power economic growth on both sides of the border. Our agriculture sector is strong and growing, feeding Manitoba and the world. And made-in-Manitoba companies like New Flyer Industries (NFI) and Standard Aero have established our province as a hub for innovation in some of the fastest-growing sectors in North America.

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Budget 2025 – One Future. One People. One Manitoba.  |  35

Our government is working with these sectors, supporting them to grow and create more good jobs – and we’re seeing results. With favourable conditions for businesses like our new cut to the payroll tax, our affordable energy rates and our Homeowners Affordability Tax Credit, Manitoba’s private sector self-employment level was the fastest growing in Canada last year at five per cent and our unemployment rate improved to the second lowest among provinces.

As we worked to grow our economy over the last year, we also took action to strengthen Manitoba-U.S. trade relations. In February, Premier Kinew joined Premiers from across the country on a trip to Washington, DC to strengthen the Canada-U.S. relationship and speak directly with U.S. lawmakers and officials about the negative impacts of tariffs on both sides of the border.

Earlier in 2024, the Premier and Minister Responsible for Trade spent time in North Dakota to make a similar case to our border-neighbours. This diplomatic engagement builds upon the relationships we established in April 2024, when the Premier’s Business and Jobs Council traveled to Washington, DC with former Ambassador Gary Doer who is now serving as our government’s advisor on U.S. Trade. We continue to engage in relationship building particularly in key states such as Minnesota, Georgia, Tennessee, and Texas, to put Manitoba on the map.

Immediate Action to

Protect Manitobans

Our government took immediate steps to safeguard Manitoba’s economy and protect jobs in response to the threat of tariffs, and that work continues with steps in this budget and a secondary contingent budget, to respond to tariffs from the U.S. and from China.

We strengthened Manitoba’s border with additional Conservation Officer patrols and additional equipment to help crack down on fentanyl and help the federal government reach their target of 10,000 officers at the border. We also took steps with law enforcement and

Manitoba Liquor and Lotteries to crack down on money laundering that fuel drug dealers and organized crime.

We built on our existing cross-border relationships and worked with business leaders in tariff-exposed industries, forming the Premier’s Council on U.S. Trade. The establishment of Manitoba’s new trade office in Washington, D.C. this year will play a critical role in safeguarding Manitoba jobs and expanding trade opportunities.

While we continue to work to improve the Manitoba-U.S. trade relationship, we are also responding decisively to the threat of tariffs. These tariffs are an attack on Canada and who we are as Manitobans and Canadians.

We’re working with business leaders from key sectors through the Premier’s Business and Jobs Council on U.S. Trade and reaching out directly to affected businesses through the departments of Business, Mining, Trade, and Job Creation, Agriculture, and Intergovernmental Affairs. We stood up a tariff hotline for businesses and workers to ask questions and get advice and support to navigate the threat of tariffs. We’ve made it clear to Manitoba businesses and workers: we will take action to support you in the face of tariffs.

We’re working to strengthen Manitoba’s ability to trade across Canada and to other global markets, including $36.4 million over two years in a provincial investment to develop the Port of Churchill, Canada’s only northern deep-water port, and the Hudson Bay Rail Line that connects it to major shipping routes through the Arctic Gateway Group. We created an Export Support Program to help small and medium sized companies expand their trading markets beyond the U.S.

While your government was responding to U.S. tariffs, Manitobans responded too – with overwhelming support for Manitoban and Canadian products and businesses. When we announced we would stick up for ourselves and pull all American products from Manitoba Liquor Mart shelves – and pull $80 million a year out of the U.S. economy – we saw broad support to buy local at

36  |  Budget 2025 – Building One Manitoba

the liquor store that continues to the present day. Our government launched our Support Manitoba. Buy Local. campaign to support Manitobans to keep buying local, Manitoban and Canadian.

Your government is working to build a provincial economy that is diversified to more export markets, and that capitalizes on our wealth of critical minerals, strong hydro grid and skilled workforce. We are making new investments in tourism by increasing the share of tourism revenue to Travel Manitoba and promoting our parks with free passes for a year. We are onshoring manufacturing with supports for our strong manufacturing businesses and incentives for new manufacturing operations. A new review of government procurement policies will reinforce and enhance investment in Manitoba and Canada.

Manitobans are hardworking, innovative and resilient. No matter what happens, we will make it through together, as One Manitoba.

Premier Wab Kinew and law enforcement along the U.S. border.

Budget 2025 – Building One Manitoba  |  37

Economic Analysis of Tariff Impact

Total Manitoba Jobs Embodied in U.S. Exports, 2019

Industries

Manufacturing Transportation and Warehousing Wholesale and Retail Trade Crop and Animal Production Accommodation and Food Services Professional, Scientific and Technical Services Administrative and Support and Waste Management Utilities Finance, Insurance and Real Estate Information and Cultural Industries Arts, Entertainment and Recreation All Government Services Other Sectors 0 2,500 5,000 7,500 10,000 12,500 15,000 17,500 20,000 22,500 25,000 27,500 30,000 25,271 7,496 5,255 3,288 1,929 1,862 1,672 864 836 795 700 563 570 Over 51,000 Manitoba Workers are Supporting Exports to the U.S. Source: Statistics Canada

Manitobans Supporting Trade

Exports to the U.S.

The United States (U.S.) is Canada and Manitoba’s largest international trading market, providing a substantial contribution to the overall national and provincial economic growth. As a central trade corridor, Manitoba engages in $39 billion worth of bilateral trade with the U.S. each year, creating good jobs, economic growth and affordable consumer goods on both sides of the border.

According to Statistics Canada, there was a record 1,756 businesses in Manitoba exporting to the U.S. in 2023. At its peak in 2019, 51,101 Manitoba jobs were linked to exports to the U.S., accounting for 7.7 per cent of total employment.

The same year, value-added income generated in Manitoba from employment, business and other enterprises was estimated at $6.4 billion, representing

9.3 per cent of total income generated in the province (nominal GDP).

Manitoba’s Trade Balance with the U.S.

Manitoba has a trade deficit with the U.S. In 2024, the value of Manitoba’s exports to the U.S. was estimated at $14.5 billion, representing over 70 per cent of the province’s total international merchandise exports. The peak was in 2023 at $15.5 billion. Major exports to the U.S. include pharmaceuticals, buses, farm machinery and equipment, electricity, refined oilseeds and potatoes, among many other products and commodities.

In turn, the U.S. economy is Manitoba’s largest source of imports. In 2024, Manitoba purchased $23 billion in U.S. goods, accounting for 75 per cent of the province’s total international merchandise imports. The highest level of imports was in 2023 at $23.2 billion. Major imports from the U.S. among merchandise, include aerospace parts, farm tractors, fertilizer, motor vehicles, machinery and equipment.

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Projected Impact of Tariffs

The impact of tariffs in Manitoba will be uneven, with some sectors facing more economic headwinds than others. The manufacturing sector, with an estimated 49 per cent of jobs in the sector embodied within exports to the U.S. at over 25,200 jobs, could be hit the hardest by U.S. tariffs, with a projected 55 per cent drop in real GDP in the worst-case scenario, followed by the motor vehicles and parts sector at a 46 per cent drop in real GDP. The agriculture sector has almost 3,800 jobs embodied within exports directly to the U.S. and at Manitoba firms that supply to U.S. exporters in other provinces.

Tariffs from both China and the United States pose a unique threat to Manitoba’s agricultural sector, particularly canola farmers and pork producers. Current Business Risk Management programs, cost-shared with the federal government, may not provide sufficient support. While we expect Canada will unveil additional supports and programs to support agriculture across the country Manitoba’s tariff budget 2025 reserved $100 million in expenditure to support our valued agricultural producers.

Manitoba Per Capita Income, 2025

(Base Case vs Tariffs With Retaliation)

Manitoba Per Capita Income, 2025 (Base Case vs Tariffs With Retaliation) In Dollars With Tariff and Retaliation 52,000 52,500 53,000 53,500 54,000 54,500 55,000 54,465 53,045 Without Tariff Loss of $1,420 in Per Capita Income in Manitoba

Source: Manitoba Bureau of Statistics

Targeted U.S. tariffs on steel could have a downward impact on the $128 million generated in Manitoba by the primary metal manufacturing sector. Roughly 1,330 workers across 27 businesses are employed in the primary metal manufacturing sector in Manitoba, with 500 workers employed at a steel mill in Selkirk. The fabricated metal product manufacturing industry, representing 486 businesses in Manitoba, could also be indirectly impacted by tariffs on steel.

Overall, a 25 per cent tariff on U.S. imports, with retaliation from Canada’s federal government, is expected to reduce Manitoba incomes by $1,420 per capita. It would result in a $1.4 billion reduction in trade, directly reducing Manitoba’s GDP by as much as $3.6 billion or 3.8 per cent. With revenue estimated to contract by $147 million for every one per cent reduction in nominal GDP growth, projected revenue could be reduced by up to $559 million in 2025. This could be comparable to the recession Manitoba experienced in 2009.

Budget 2025 – Building One Manitoba  |  39

 SUMMARY BUDGET 2025

 For the Fiscal Year Ending March 31, 2026

(Millions of Dollars)
Baseline
Revenue	$25,256
Expenses	($25,850)
Revenue Contingency	($200)
Loans and Guarantees	$940
Operating Surplus/(Deficit)	($794)

Budget 2025 is designed to build Manitoba, and make our economy more productive, resilient, and diversified. Regardless of tariffs and economic certainty, investing in infrastructure, strengthening our trade corridors, diversifying our export markets and increasing our productivity will result in long-term gains that will make Manitoba’s economy stronger.

Budget 2025 includes a series of pre-emptive measures that will stand the test of time, including delivering the largest capital plan in Manitoba’s history that will put over 17,800 Manitobans to work.

Manitoba is working with all provinces and territories and the federal government to reduce interprovincial trade barriers and improve credential recognition, increase domestic procurement and support jobs and investment at home in Canada.

Budget 2025 takes action this year to increase productivity and improve the investment climate by reducing the payroll tax and making significant investments in learning and training.

To support local businesses, Budget 2025 invests significant new resources in Manitoba’s Buy Local campaign, and additional new funding to attract tourists to our province. In addition, as an immediate measure to address short term cash flow needs, Budget 2025 makes provisions for tax deferrals for businesses.

To protect our sovereignty and build our trading relationships, Budget 2025 invests millions in our southern border, and provides ongoing funding for our Washington, D.C. trade office.

Given the uncertainty created by the threat of tariffs, Budget 2025 significantly increases the provision for loans and guarantees by nearly $380 million for the fiscal year, which includes $300 million for the Indigenous Loan Guarantee Program. The Strategic Innovation Fund (SIF) is maintained at $50 million and is currently unallocated. As an additional layer of prudence, Budget 2025 doubles the revenue contingency to $200 million for the fiscal year.

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 SUMMARY TARIFF BUDGET 2025

 For the Fiscal Year Ending March 31, 2026

(Millions of Dollars)

	Baseline	Added Tariff Response	Total
Revenue	$25,256		$25,256
Expenses	($25,850)		($25,850)
Tariff Response Contingency		($500)	($500)
Revenue Contingency	($200)	($600)	($800)
Loans and Guarantees*	$940	$125	$1,065
Operating Surplus/(Deficit)	($794)	($1,100)	($1,894)

*The provision for Loans and Guarantees are not additive to the Operating Surplus/(Deficit)

In the event that tariffs are sustained, the government will present a supplementary appropriation bill to the Legislative Assembly, to seek support for the government’s tariff response.

Sustained tariffs will have a significant impact on business. To help Manitoba businesses keep workers employed and pivot to new markets, we will establish a $100 million targeted business support program for trade exposed firms and an additional $100 million of loan authority will be made available to the Manitoba Development Corporation. To support Manitoba’s producers impacted by both U.S. and Chinese tariffs, we have reserved an additional $100 million in agriculture support. To further stimulate economic activity, Manitoba will accelerate environmental, mine and quarry rehabilitation.

With the biggest capital plan in Manitoba’s history, we are rapidly creating new jobs to offset potential unemployment with new financial support to help workers upskill. An additional $50 million will be made available to post-secondary institutions to create additional spaces and run classes at night and over the weekend to support re-training, with a focus on the trades. To support workers going back to school, an additional $10 million of student aid grants will be made available, along with $25 million for additional student loans.

The impact of tariffs will be broad based. An additional $100 million has been reserved to respond to increased demands on government programs and services. The revenue contingency is further increased by $600 million.

As the sustained tariff threat remains uncertain, along with the federal government response and associated fiscal transfers to provinces, additional expenditure authority has been reserved to address emerging challenges.

Budget 2025 – Building One Manitoba  |  41

Rebuilding Health Care

Health care starts with frontline staff. Our government works hard to ensure that your family has the health care you need at the best moments, like the birth of a child, and the hardest moments, like a cancer diagnosis. We will always take care of health care staff, so they can take the very best care of you.

Rebuilding Health Care Capacity

A strong health care system is only possible with strong health care staff.

The previous government fired hundreds of nurses, created chaos in hospitals and made deep cuts across Manitoba’s health care system for seven years. It will take years to rebuild but we have already made progress.

We started listening to health care workers right away and implemented their solutions, taking steps to change the culture in health care and improve working conditions. We signed new deals with fair wages and good benefits and saved taxpayer dollars while drawing hundreds of nurses back into the public system. Budget 2024 added 1,255 net new health care staff to the frontlines. And now our second budget invests a record of over $770 million in new funding for frontline health care staff – 2/3 or 66 per cent of new spending in health care going directly to the frontlines.

The Winnipeg Regional Health Authority reported a 45 per cent reduction in mandatory overtime for nurses between October 2023 and October 2024 evidence that increased staffing levels are making an impact on the frontlines.

Health Care Funding Increase in Budget 2025

Per cent

Share of Funding Increase for Frontline Health Care Staff, 66% Share of Funding Increase for Other Health Services, 34%

Source: Manitoba Health, Seniors and Long-Term Care

Adding More Health Care

Staff to the Front Lines

In total, Budget 2025 invests a record of over $770 million in new funding for frontline health care staff across the province. This critical staffing foundation enables better care at the bedside, more hours of direct care for seniors, more surgeries and tests, more available doctors’ appointments, and will help lower emergency room (ER) wait times by making it possible to add beds to the system and staff new emergency rooms, starting

42  |  Budget 2025 – Building One Manitoba

with the Victoria General Hospital in south Winnipeg and the Eriksdale hospital in the Interlake.

Budget 2025 also continues to invest in training more health care workers with $48.2 million in new funding including:

•	$13.4 million to add 20 more residency seats for doctors

○	$10 million for the ongoing expansion of the University of Manitoba Campus to train more doctors

•

$3.6 million in capital support and $440,000 operating to support the development of 20 new seats in the combined laboratory and x-ray technology program and 20 new seats in the medical laboratory technology programs at Assiniboine College, critical to addressing rural diagnostic staffing shortages

•	$3.1 million to sustain ongoing government priority program expansions in key health-related educational fields, supporting the following health care training initiatives:

○	$619,000 for the University College of the North for 100 new health care aide seats for sites across northern Manitoba to train more people closer to home

○	$458,790 for the University College of the North for 32 primary care paramedic seats, including 16 new paramedic seats in Thompson

○	359 nurse training seats at Assiniboine Community College, Brandon University, Université de Saint Boniface, University College of the North, University of Manitoba and Red River College Polytechnic.

○	60 seats for the internationally educated nursing (IEN) program at RRCP

○	20 nurse practitioner seats, 15 occupational therapy seats, 10 physical therapy seats, eight physician assistant seats, 30 undergraduate medical education seats

•

We have also added more roaming sites for training Licensed Practical Nurses in strategic locations like Beausejour to support the local personal care home (PCH), making it easier for rural Manitobans to find a rewarding career in health care close to home.

In Budget 2024, we created a retention and recruitment office, directly reporting to the Minister of Health, Seniors and Long-Term Care, with a focus on staffing up in health care, including helping international and out of province health care workers navigate the credentialling process to work here in Manitoba. We also brought nurses back from retirement, brought internationally educated nurses into the system through our Nurse Re-Entry program, and recruited nurses into the public system by expanding the provincial travel nurse team with a focus on increased flexibility and work-life balance.

Budget 2025 will build on those recruitment efforts with deeper investments in programs that work and new investments in key areas.

Retaining health care workers by improving work/life balance and workplace safety

Since 2023, we have added 96 Institutional Safety Officers to the frontlines, with more on the way in Thompson. Now we are closing gaps in their certification so they can take additional steps to protect patients and staff.

We have added central and weekend scheduling to improve scheduling for nurses. We have also permanently installed weapon scanners at the Health Sciences Centre’s adult emergency department, the children’s emergency department, and the Mental Health Crisis Response Centre to keep frontline staff safe.

We are adding hundreds of flexible child care spaces to hospitals in Winnipeg and Brandon to make life

Budget 2025 – Building One Manitoba  |  43

easier for health care workers with child care that fits their shift schedule.

We’re continuing to work directly with health care staff and leadership to change the culture in health care and implement solutions from the frontlines. We also know that understaffing leads to burnout, another reason why we’re committed to adding net new health care workers across Manitoba.

•

Retaining and recruiting nurses. We will invest $600,000 to bring nurses back into the public system by expanding the provincial travel nurse team while limiting the number of private agencies that can contract in Manitoba. We will continue to support the successful Nursing Re-Entry program and continue efforts to retain nursing graduates and train internationally educated nurses.

•

Retaining and recruiting paramedics. After expanding the Advanced Care Paramedic program, we are now providing financial support to students. Additionally, this year we will add a position to our recruitment and retention office dedicated to recruiting more Allied Health Professionals.

•

Retaining and recruiting health care aides and home care workers. In Budget 2025, the recruitment and retention office will have a new focus on hiring of health care aides, particularly in rural and remote areas, by bringing training closer to communities and collaborating with other departments to address social factors such as housing, child care and affordability.

•	Recruiting midwives with a new $1.1 million to connect new graduates with positions in Manitoba.

Making it Easier to See a Family Doctor

Since Budget 2024, we’ve added 138 doctors to the frontlines and increased funding for nurse practitioners (NP) to take on more patients. We opened two Minor Injury and Illness Clinics and two Extended Hour Primary Care Clinics, making it easier to see a family doctor or

NP with online booking for same-day appointments. Over 3,940 Manitobans have been seen by a doctor at our new clinics in Winnipeg and Brandon.

Budget 2025 continues to bolster primary care in Manitoba by:

•	Adding three more extended hour primary care clinics in Winnipeg

•	Investing $3.2 million in funding for the Minor Injury and Illness Clinic in Brandon and in Winnipeg.

•	$2.5 million to permanently expand capacity at five walk-in clinics

•	$1.3 million to expand virtual care visits with nurse practitioners through QDoc

•

Ongoing funding to expand our new online booking system to include Health Sciences Centre Minor Treatment Clinic, Pan Am Minor Injury Clinic and others so you can book online for more appointments www.medinav.ca

New Health Care Centre of Excellence

in Downtown Winnipeg

We are proud to partner with Indigenous organizations, federal and municipal governments and a trusted Manitoba developer to bring culturally appropriate primary care, mental health and community wellness supports to downtown Winnipeg as part of the Portage Place redevelopment. This new downtown campus will revitalize downtown bringing housing, child care, affordable housing, groceries and other services to the heart of downtown.

Budget 2025 has $4 million in capital investments to start construction on the Health Care Centre of Excellence this year.

More Surgeries and Tests

We are helping more Manitobans live their lives to the fullest by increasing surgical capacity here in Manitoba and reducing wait lists. While the previous government

44  |  Budget 2025 – Building One Manitoba

sent patients out of province for surgeries, subsidizing private American health care, we are investing in operating capacity at home, which not only reduces wait times but enhances the recruitment and retention of surgical specialists making Manitoba a desirable home for specialists.

In 2024, we introduced a new province-wide surgical wait times database, the New Surgical Waitlist Information Management System (SWIMS), that is now prioritizing those who have been waiting the longest for surgery, so these patients get the care they need, when they need it.

In Budget 2024, the Manitoba government invested $50 million to the Health System Innovation Capacity Fund. Budget 2025 is committing $55 million in further diagnostic and surgical capacity initiatives. This increases the total commitment to $105 million.

Budget 2025 provides $4 million in annual funding for staffing and operating space at the Selkirk Regional Health Centre that will add 686 more hip and knee surgeries annually towards a goal of 800.

Under the previous government, families in Thompson and across the north had to travel to Winnipeg for a magnetic resonance imaging (MRI). Now initiatives are underway to provide MRI services in northern Manitoba, aiming to reduce wait times and minimize travel outside of the communities. A mobile MRI unit has been purchased for $3 million to provide flexible services, travelling between Thompson and The Pas. This project represents an $8 million investment in accessible care.

Budget 2025 continues to support ongoing initiatives to lower wait times for surgeries and tests:

•	SWIMS to centralize the waitlists within Manitoba and make management more efficient

•	New support for public funding of the Sleep Centre at Misericordia Health Centre after the previous government’s privatization agenda led to reduced services
•	Anesthesia Clinical Assistant Program to help address the global shortage of anesthesia providers

•	Expansion of orthopedic surgery capacity through opening a 5th operating room at Concordia General Hospital

•	Expansion of Misericordia capacity for cataract surgeries through the public system

•	Expansion of the Manitoba Pain Care Program to reduce wait times

•	Expanded MRI and CT scan appointments

Addressing Emergency

Room (ER) Wait Times

To lower ER wait times, we have to add staffed beds to our health care system. While the previous government closed ERs, cut beds and gutted our ICU capacity, since forming government, we have added 233 fully staffed beds to our hospitals across the province.

Budget 2025 continues to address ER wait times with the following initiatives:

•

$3.5 million to begin design and construction of a new ER at Victoria General Hospital and a new Centre for mature women’s health. Work on the detailed design for the emergency department and supporting services is scheduled for 2025/26, with planned construction tenders being issued later this year.

•	$500,000 to begin design and construction of a new ER in Eriksdale. The initial design phase is scheduled for completion by July 2025.

•

$7 million for the design and renovation of the Children’s ER. Partnering with the Children’s Hospital Foundation of Manitoba, we will improve the emergency care experience for families in the future. The Children’s Hospital emergency department will undergo significant expansion and renovation to provide a more comfortable, spacious environment

Budget 2025 – Building One Manitoba  |  45

for delivering high-quality patient care for kids in Manitoba. Planning is currently underway, with detailed design work scheduled for this year.

•	Providing seven-day-a-week discharge services from Winnipeg, Brandon, Selkirk, and Steinbach acute care facilities. Budget 2025 establishes permanent funding to continue this initiative.

Budget 2025 provides $47 million to support opening 97 new fully staffed beds in the health care system, reducing strain on our hospitals and helping to move patients from the ER to more appropriate levels of care sooner. This includes 60 acute care beds, 10 new critical care beds and 27 new transitional care beds.

Budget 2025 also ensures more beds are permanently funded, including:

•	$8.5 million to build-up intensive care bed capacity by permanently increasing the total number of fully funded critical care beds from 114 to 131:

○	Increasing adult critical care beds capacity to 110 from 103, with additions at the Health Sciences Centre, Grace Hospital and St Boniface’s medical and cardiac units

○	Increasing pediatric critical care beds capacity to 21 from 11 with additions for pediatric critical and step-down beds

•	$8.5 million to add transitional care beds:

○	$3.4 million to annualize the funding increase for 15 transitional care unit (TCU) beds at Selkirk Regional Health Centre

○	$1.8 million to make permanent the increase for 8 TCU beds at Misericordia Health Centre

○

$3.3 million to add 27 new TCU beds at Holy Family Home (HFH) to reduce the number of patients occupying acute care beds, while waiting for personal care home (PCH) placement or alternative level of care

•	$13.7 million to annualize the funding increase for 30 acute care beds at Selkirk Regional Health Centre

Work is also underway to redesign Health Links – Info Sante so Manitobans can get expert medical advice on where to go to receive the right level of care. This will reduce unnecessary visits to the ER. This initiative would work with the Virtual Emergency Care and Transfer Resource Service (VECTRS) to provide clinical guidance, improving system efficiency and enhance patient satisfaction.

Better Seniors Care

The previous government failed to build more personal care homes and under their watch the number of beds for seniors in Manitoba decreased. Budget 2024 invested in more hours of direct care for seniors and this year we are adding to that investment. This year, we are adding more funding to the frontlines to maintain our better standard of 3.8 hours of direct care for seniors. We are also adding 210 personal care home beds across the province by building the personal care homes the previous government failed to deliver.

•

Build a new personal care home in Lac du Bonnet. Work is already underway for this 95-bed facility with $17.2 million planned to be spent in 2025/26. This village-style care home will replace the existing 30-bed personal care home in the community.

•

Build a new personal care home in Transcona. Work on a new 90-bed personal care home adjacent to the existing Park Manor personal care home will begin this year. This expansion has an estimated budget of $72 million, with construction set to start by the end of 2025.

•	Build a new personal care home in Arborg. Budget 2025 has $5.3 million to begin the design and construction work to build a new, 60-bed personal care home in Arborg.

46  |  Budget 2025 – Building One Manitoba

•

Creating an Independent Seniors’ Advocate. The Manitoba government is establishing an independent seniors’ advocate to ensure seniors have access to quality services and their rights are represented. The Seniors’ Advocate Act was introduced in Spring 2024 and received Royal Assent in November 2024. Once appointed, the Advocate will set up the office, with operations expected to begin by the end of 2025.

•

Invest $40 million to deliver better care for seniors. In 2024, we increased direct hours of care to 3.8 hours per resident per day. Now Budget 2025 has $40 million in incremental annualized funding for direct care and allied health staffing in PCHs to maintain the Hours Per Resident Day (HPRD).

•	$200,000 to the Alzheimer’s Society of Manitoba to provide training and resources to staff and caregivers who care for Manitobans with dementia.

Better Cancer Care

Most Manitobans have felt the impact of a cancer diagnosis. Our government is committed to providing the best care for cancer patients and their families on their journey. That’s why we are building a new CancerCare Manitoba headquarters, funding more state-of-the-art cancer treatment, and lowering the screening age for breast cancer to 40.

Budget 2025 includes funding to improve cancer care in Manitoba:

•

$11.5 million to build a new CancerCare Manitoba headquarters to deliver the highest standard of care for cancer patients and their caregivers. The previous government cancelled plans to build a new facility, but we are delivering. The reimagined space will support advanced technologies, clinical research, and evolving care models to meet both current and future needs.

•	Investing Proceeds of Tobacco Litigation into Fighting Cancer – In March 2025, The Ontario Superior Court of Justice approved a $32.5 billion settlement plan from a class-action lawsuit for health damages against big tobacco firms. Under the plan, $24.7 billion will be distributed to Provinces and Territories in Canada over the next few decades. Manitoba’s share of the settlement is expected to be approximately $1 billion. Our government is committed to ensuring that that any funds Manitoba receives from the litigation will go towards cancer treatment. The settlement proceeds will be invested to fund cancer treatment and the building of a new CancerCare Manitoba headquarters to ensure we deliver the highest standard of care for cancer patients and their caregivers. It will take time for this process to be finalized and to confirm the timing of payments and the accounting treatment. As the exact timing and quantum of payments are not certain enough, this settlement has not been included in the budget.

•	$4.6 million to support lowering the screening age for breast cancer to 40 and expand screening infrastructure, staffing and training, and mobile services.

Investing in Rural and

Northern Health Care

Under the previous government, rural and northern health care centres closed, and families faced dangerously long wait times for the ambulance to arrive. For years, northern patients were forced to leave their home communities to get essential care, and northern hospitals were short-staffed and under-resourced.

Our government is rebuilding rural and northern health care. First, by fixing the staffing crisis – hiring more paramedics and adding 16 new paramedic training seats and 100 new training seats for home care aides in the north and recruiting nurses and doctors to rural and northern Manitoba. Second, by investing in capital upgrades to rural and northern health care facilities. And third, by reopening programs and centres the previous government closed, like the Carberry ER.

Budget 2025 – Building One Manitoba  |  47

The following initiatives will provide better health care to rural and northern families:

•	$1.3 million for increasing primary care access with new and continued investments in QDoc virtual visits with nurse practitioners

•	$22.5 million for building new personal care homes in Lac du Bonnet and Arborg (in addition to the new personal care home in Transcona)

•	The Recruitment and Retention Office’s ongoing focus on rural and northern health centres

•	Hiring more Institutional Safety Officers at the Thompson hospital to recruit and retain more nurses and keep health care workers safe

•	$3 million to bring a mobile MRI to Thompson and The Pas

•	Implementing our new provincial Sexual Assault Nurse Examiner (SANE) strategy to improve and coordinate access to care in rural and northern communities

•	$1.1 million to create new positions for midwifery graduates

•	$200,000 for The Pas clinic

New and ongoing capital health care investments in rural and northern Manitoba include:

•	Opening new facilities in Boundary Trails Health Centre, Bethesda Regional Health Centre, Portage Regional Health Centre, and Neepawa Regional Health Centre

•	Brandon Regional Health Centre critical care building, Western Manitoba Cancer Centre (WMCC) expansion

•	Ashern Lakeshore Hospital - 12 in-patient and six emergency department beds

•	Program expansions in Selkirk, Ashern, Boundary Trails, Bethesda, Brandon, Swan River CT scan, Dauphin EKG
•

IT projects at the Neepawa Regional Health Centre, Portage Regional Health Centre, electronic monitoring systems, bone marrow transplant, chemotherapy expansion, magnetic resonance imaging (MRI) simulator, Western Manitoba Cancer Centre Expansion (WMCC)

•	The Pas clinic and mobile MRIs at Thompson and The Pas

Investing in Women’s Health Care

Your government continues to prioritize women’s health and protect reproductive rights with ongoing funding for safe abortion services at the Women’s Health Clinic and expanding Manitoba’s free birth control program to include Plan B.

Through a new federal-provincial partnership, we have secured $10 million in funding for Women’s Health Clinic and $10 million for hormone replacement therapy to improve health care for women in menopause and perimenopause.

Budget 2025 also has new funding to support the reopening of the mature women’s health centre at the Victoria Hospital that was closed by the previous government and lower the age of breast cancer screening to 40.

Improving Health Outcomes

for Indigenous Manitobans

Our government is working with Indigenous leaders and health leaders to improve health outcomes for Indigenous Manitobans and strengthen reconciliation in health care. This work includes the following initiatives:

•	Hiring First Nation Safety Officers from Long Plain First Nation to work in the Portage hospital

•	Partnering with the Federal government to bring dialysis services to Norway House Cree Nation

48  |  Budget 2025 – Building One Manitoba

•	Working to bring new midwifery graduates to Northern First Nations

•	Working with Indigenous organizations and experts to provide culturally appropriate addictions treatment

•

Working with Southern Chiefs’ Organization (SCO) and Indigenous Health Leadership on the Portage Place Redevelopment Project that will bring culturally appropriate health care and supports to downtown Winnipeg

Making Manitoba’s Health

Care System Better

To make sure everyone in Manitoba can access the best possible care when and where they need it, we’re working to improve the way care is delivered. From rolling out a modernized, plastic health card, to improvements to referrals and electronic medical records, we’re making sure that when you go to access health care, it works for you.

We’re making Manitoba’s health care system better by:

•	Rolling out a modernized, plastic health card. Earlier this year, applications opened for a new, plastic health card featuring the northern lights design chosen by Manitobans.

•	$110 million for a new hospital in Neepawa.

•	$50 million to improve the use of electronic medical records so patients receive streamlined care throughout the province.

•

$219 million over four years as the first province to sign a new federal pharmacare deal that both extends our existing universal coverage of diabetes medication and birth control, and adds coverage of hormone replacement therapy for mature women in Manitoba.

•	Improvements in health care for children with a $25 million investment to modernize the Children’s ER at HSC, lower wait times, increase surgical capacity, and improve the experience of children and families, as well as funding for cytomegalovirus (CMV) and sickle cell screening.

•	$16 million for pharmacare, including increased coverage for HIV medications, intravitreal drugs, and cancer drugs through the Home Cancer Drug Program, dispensing fees and birth control coverage.

•

Increasing funding to Manitoba Possible by $2.7 million to acquire additional wheelchairs and to ensure sustainability of the Manitoba Wheelchair Program. This builds on the $1.2 million incremental operating increase from last year’s budget.

•

Improving screening rates for breast cancer. In addition to lowering the breast cancer screening age to 40, the Manitoba government is working to improve screening rates for underserved populations such as Black, Indigenous and People of Colour (BIPOC).

Budget 2025 – Building One Manitoba  |  49

Lowering Costs for Manitobans

We are continuing to lower costs for Manitoba families with a one-year hydro rate freeze and permanent gas tax relief. We are building on our Homeowners Affordability Tax Credit, saving the average Manitoba homeowner $1,600 a year. With affordability measures for every Manitoban, including seniors, renters, producers and students, we are finding more ways for everyone to save.

Permanent Gas Tax Relief

Our government acted right away to bring in a temporary gas tax holiday starting January 1, 2024, providing immediate relief to people at the pump and driving down Manitoba’s inflation rate to the lowest in the country.

We’re building on that success with a permanent, 10 per cent reduction to the gas tax.

Gasoline Price Inflation in 2024

Per cent Change CA NL PE NS NB QC ON AL Source: Statistics Canada MB SK -15.0 -12.0 -9.0 -6.0 -3.0 0.0 3.0 6.0 9.0 BC 6.9 -0.2 -0.1 -1.6 1.3 -2.3 0.3 1.0 -13.6 -1.7 -3.1

Freezing Your Hydro Bills

The Manitoba government is committed to keeping Manitoba Hydro public and keeping rates low. In order to help people with monthly costs, we brought in a one-year hydro rate freeze starting in January, when families need the most help with their hydro bills.

Through the Manitoba Affordable Energy Plan, we’re working to expand clean energy production in an affordable way to keep hydro bills low for families for years to come.

Making it Easier to Afford a Home

with New Rebate and Tax Credit

Last year, our government announced significant savings for middle-class families, with the new $1,500 Homeowners Affordability Tax Credit to take effect in 2025, providing savings to most homeowners, and eliminating school taxes altogether for thousands of households.

This year, we’re building on this support by announcing a $100 increase to the credit in 2026 to make it easier for young Manitobans to buy their first home and easier for homeowners to afford their mortgage payments.

50  |  Budget 2025 – Building One Manitoba

Lowering Cost for Renters

The previous government raised taxes on renters. We’re cutting taxes for renters. Budget 2024 announced an increase to the maximum annual Renters Affordability Tax Credit to $575 for the 2025 tax year, and increased the maximum seniors’ top-up to $328.

Renters Affordability Tax Credit

Including Seniors Top-Up

In Dollars 2024 2025 2026 Renters Affordability Tax Credit _ Seniors Top-Up Up to 300 Up to 328 Up to 357 Source: Manitoba Finance 525 575 625 0 200 400 600 800 1,000

Budget 2025 builds on our support for renters with a further increase to the Renters Affordability Tax Credit, bringing the maximum benefit up to $625 for the 2026 tax year, with up to an additional $357 for low-income seniors. Manitoba renters will save an estimated $9 million on an annual basis.

Our government also increased Rent Assist, a housing benefit for lower-income Manitobans who rent apartments and homes in the private market that helps lower your out-of-pocket rent payment.

This year, we’re increasing the benefit by six to seven per cent for people who receive support through Employment and Income Assistance and Manitoba Supports for Persons with Disabilities, and for people using the Non-EIA Rent Assist program.

One Year of Free Parks

We live in a beautiful province with lakes, trails and wild spaces perfect for hunting, fishing and camping with friends and family. As Manitobans and Canadians choose to spend their vacation dollars and time here at home, we are making parks entry free for one year while we transition out of the parks reservation contract with a Texas firm started under the previous government and find a Canadian vendor.

Making Electric Vehicles

More Affordable

Our government believes Manitobans will make climate-friendly choices when they can afford to do so. That’s why our Manitoba Electric Vehicle Rebate Program, which is expected to triple the number of electric vehicles on the road by 2026, has been successful.

Budget 2025 continues the EV rebate program, making it easier for Manitobans to make the switch to an electric vehicle by lowering the upfront cost, so you can do your part to lower emissions while saving on the cost of gas.

The Manitoba government has already paid out almost $10 million in rebates since the program started, for a total of 2,529 EV vehicle purchases. Manitobans can receive $2,500 on a used EV or plug-in hybrid and $4,000 for a new EV or plug-in hybrid.

Extending $10-a-Day Child

Care to Non-School Days

Manitoba’s $10-a-day child care program, which previously supported families on regular school days, has now been expanded to include non-school days like in-services, holidays and summer break. As of December 8, 2024, families with school-aged children in licensed, funded child care facilities saw their full-day fees reduced from $20.80 to $10 for approximately 73 additional non-school days per year, including the winter holidays – families with two school-aged children saved around $140 this winter break.

Budget 2025 – Building One Manitoba  |  51

Budget 2025 also continues to build the 950 affordable child care spaces announced by the provincial and federal governments in 2024 and increases support to families receiving subsidized child care to greatly reduce or eliminate their fees.

EXTENSION OF $10-A-DAY CHILD CARE FOR SCHOOL-AGED CHILDREN ON NON-SCHOOL DAYS The Manitoba government extended $10-a-day childcare for school-aged children to include nonschool days. The extension will save families an additional $788, bringing total annual savings up to $2,808.

Saving you Money on Home Security

As part of our plan to keep communities safe and help lower your costs, our government introduced the Manitoba Security Rebate Program in Budget 2024. The rebate program provides up to $300 to Manitoba homeowners and tenants for the purchase of security equipment such as cameras, motion detectors, and reinforced doors.

With Budget 2024, the program was extremely popular, and the government did multiple intakes, providing support to over 8,500 Manitobans. Following significant interest from Manitobans, the province is providing an additional $2 million in Budget 2025 for another round of help for your family.

Free Birth Control

Reproductive care is health care, and every Manitoban deserves access to the care they need. That’s why our government prioritized launching the Manitoba Prescription Birth Control Program in 2024, to improve women’s health care by providing free prescription birth control to Manitobans.

Budget 2025 commits an additional $7 million to the program, bringing the total funding for the program to $12.5 million for 2025/26, and allowing for the addition of Plan B.

Prior to last October 1, birth control pills cost as much as $25 a month or $300 a year, and IUDs had an upfront cost of up to $400. By lowering these costs to zero, we’re improving access to health care while saving people hundreds of dollars a year and as much as $10,000 over their lifetime.

MANITOBA PRESCRIPTION BIRTH CONTROL PROGRAM Since introduction in October 2024, almost 32,000 Manitobans have accessed free birth control.

Making the Universal School

Food Program Permanent

Last year, our government introduced the Universal School Food Program to make sure that no child in Manitoba goes hungry at school. This is a generational change that is already making a difference in classrooms across our province. It’s so important that we are introducing legislation, called Nello’s Law, to ensure no future government can cut it.

Working to Lower the Cost of Groceries

As the cost of everyday staples rises and large grocery chains continue to bring in record profits, we are tightening the rules with the first legislation in Canada to go after restrictive covenants that drive prices higher by eliminating competition.

Lower Costs for Manitoba’s Producers

Budget 2025 lowers rates for the AgriInsurance program that provide agricultural business risk management and

52  |  Budget 2025 – Building One Manitoba

play a crucial role in providing stability and in mitigating risks for agricultural producers in Manitoba, who face unique challenges such as volatile weather conditions, fluctuating commodity prices, and trade uncertainties. These programs provide new and established producers with the tools to navigate uncertainties and protect their livelihoods.

We are also continuing our Crown land lease freeze to keep costs affordable for producers and expanding the Young Farmer’s rebate again this year from $300,000 to $400,000. And our continued investment through S-CAP promote cost-saving innovations for farmers and producers.

More Support for Low

Income Manitobans

Budget 2025 increases the earnings exemption of net monthly earnings for Manitobans on EIA to $500. This increases monthly financial resources by up to $210 for recipients earning income from employment. Increasing available income will reduce the barriers recipients face by improving their ability to maintain stable employment, housing, and health.

More Financial Support for

Post-Secondary Students

We believe everyone in Manitoba should have access to post-secondary education and training. Budget 2025 increases student loans by $25 million so we can help more students afford to attend post-secondary institutions, achieve their goals and find a rewarding career here in Manitoba.

Budget 2025 – Building One Manitoba  |  53

Growing Our Economy

With the biggest capital investment in Manitoba’s history,

Budget 2025 sets Manitoba up for long term economic growth

with strategic infrastructure investments that will support trade diversification and unlock new, private sector investment.

In the face of economic uncertainty, we will help Manitoba

businesses compete and grow with a new payroll tax cut,

a security rebate and an Economic Development Strategy

that will help local businesses increase their productivity.

$3.7 billion Capital Plan to Create

Jobs and Drive Economic Growth

Budget 2025 builds on the previous year’s $3.2 billion investments in capital funding to repair and rebuild Manitoba’s infrastructure, spur economic development, build climate resiliency and make it easier to get around the province.

The strategic infrastructure spending plan is an important stimulus for the provincial economy, particularly when economic uncertainty is elevated. Infrastructure and infrastructure renewal projects help the private sector boost economic productivity over the long-term and immediately generate good jobs in all regions of the province, lifting earned income for Manitoba families and businesses.

Budget 2025’s capital plan, combined with subsequent spin-off investments in other sectors, will increase the province’s overall nominal GDP by $2.3 billion and create over 17,800 jobs, according to The Manitoba Bureau of Statistics. These direct and indirect jobs will generate $1.3 billion in wages and salaries for Manitoba workers.

A record investment of $3.7 billion in Manitobas strategic infrastructure will: Create over 17,800 jobs Increase wages and salaries in Manitoba by $1.3 billion Lift nominal GDP by $2.3 billion

Strategic Capital Investments

The $3.7 billion capital plan is responsibly and broadly investing in new infrastructure and in much needed infrastructure renewal.

•

$881 million for retrofitting and upgrading hydroelectricity infrastructure including the Pointe du Bois Generating Station, the Kettle Generating Station and the Long Spruce Generating station to get more baseload power online

•	$30 million every year for the next four years to get phase 2 of the North End Water Pollution Control Centre built with good union jobs toward our total commitment of $414 million

54  |  Budget 2025 – Building One Manitoba

•

$36.4 million over two years to help develop the Port of Churchill and Hudson Bay Railway through the Arctic Gateway Group to expand international trade, ship more critical minerals from Manitoba, create good jobs in the North and protect arctic sovereignty

Other new and ongoing capital projects

creating good jobs and economic growth

•	$660 million in health care facilities equipment and technology

•	$110 million for Neepawa Regional Health Centre

•	$126 million for Safety, security and specialized health care equipment investment

•	$22 million for Bethesda Regional Health Centre

•	$50 million for Provincial Electronic Medical Records System(s) in 2025/26.

•	$46 million for fire life-safety code compliance

•	$28 million for new health care facilities

○	Portage Place Health Centre of Excellence

○	CancerCare Manitoba Headquarters

Public sector construction investment remains a positive force, bolstered by a substantial five-year capital investment plan. - RBC Economics, Macroeconomic Outlook, March 13,2025

•	$474 million for childcare, schools and post-secondary institutions

•	$195 million for schools and an additional $124 million for day cares, cost shared with federal government

•	$42.5 million for post-secondary institutions to train our workforce

•	$78 million for renovations to affordable housing

•	$25 million for Manitoba Parks

•	Over $150 million for government buildings and other capital assets

○	Dauphin Centre for Justice

○	Healing lodges in Brandon and correctional centres in The Pas

Strategic Infrastructure

Investments and Improvements

Guided by the experts on our Blue Ribbon Pannel, we will invest $595 million, a 10.2 per cent increase from Budget 2024, to expand and maintain the extensive network of assets across the province, including continued investment in highway, water infrastructure, airports, and general capital infrastructure to support projects under key initiatives.

To keep our highways in good repair, we are investing an additional $206 million in repairs, to bring our total strategic infrastructure investments to $809 million.

These key initiatives include the Enhancing National Trade Corridors Strategy, Perimeter Freeway Initiative, Trade and Commerce Grid Initiative, Improve Road Safety Strategy, and Climate Resiliency.

Budget 2025 – Building One Manitoba  |  55

Key investments include:

•	Twinning the Trans-Canada Highway (PTH 1) in eastern Manitoba. This study is currently in the conceptual design stage and is slated to progress to functional design in fall 2025

•	$17.7 million for surface reconstruction of PTH 75, the primary highway between Winnipeg and the U.S. Border, from the border to 6.6 km north of PTH 14 (southbound)

•	Ongoing work to improve road safety at the intersection of PTH 1 and PTH 5, the site of the tragic bus crash near Carberry, as part of MTI’s Improve Road Safety Strategy

•	Continued focus on climate resiliency and flood mitigation projects through an increase of $35 million, or 121 per cent from last year’s budget:

○	Ongoing work with Indigenous Nations on the $600 million Lake Manitoba and Lake St. Martin Channels to complete the environmental assessment process and proceed with construction of the project

○	Spillway and control structure reconstruction at the Rivers Dam ($65.7 million)

○	Rehabilitation of the Emerson Pump Station ($20.7 million)

•	Construction of a new airport at Wasagamack First Nation

•	Continue to improve the safety and flow of traffic on the Perimeter Highway, with the finalization of the North Perimeter Functional design study and building on the South Perimeter Functional Study

○	Construction of St. Mary’s Road Interchange is near completion

○	The PTH 3 (McGillivray Blvd) Interchange is starting the final detailed design phase
○	Initial planning is starting for the PTH 100 at St. Anne’s Road interchange

•	Continued progress towards completion of the Trade and Commerce Grid, with the following planned projects:

○	$3.6 million for structure replacement at Cooks Creek, 12.0 km north of PTH 1

○	$6.6 million for structure replacement at Fish Creek, 4.0 km north of PTH 1

○	Surface reconstruction of PTH 5 from Glenboro to Baldur, between PTH 23 and PTH 2 (TPC $36.4 million). This will improve access to Spruce Woods Provincial Park for southern Manitobans.

○	Surface reconstruction of PTH 83 from Beulah to Birtle, between PR 355 and PTH 42 (TPC $42.7 million), near Birdtail Sioux First Nation

○	Structure replacement at the Main Drain on PR 201, near Dominion City and Roseau River Anishinabe First Nation, 0.2 km east of PR 200 (TPC $8.0 million)

Building 600 Megawatts of Wind

Our new Indigenous Loan Guarantee program will support Indigenous nations to stand up 600 megawatts of utility scale wind, creating thousands of jobs across the province, securing our domestic energy supply, growing our economy and helping to keep energy bills low for all Manitobans.

Attracting New Capital

Investment in Manitoba

To attract new capital investment, Budget 2025 continues our Manitoba Strategic Innovation Fund (SIF) with another $50 million to invest. The fund supports Manitoba’s economic development strategy by attracting investments that will transform our economy through increased productivity, job creation, and sustainable growth.

56  |  Budget 2025 – Building One Manitoba

In Budget 2024, SIF investments supported the new All Canadian Build facility at NFI, the Global Agricultural Technology Exchange Campus in downtown Winnipeg, and job creation and workforce development at Magellan, among other important projects.

While provinces and territories look to expand internal trade and diversify their markets, Manitoba’s location at the centre of Canada is an asset.

Budget 2025 continues to invest in CentrePort with $450,000 in operating funding for one of North America’s largest trimodal inland ports and Foreign Trade Zones, helping us attract new investment and cementing Manitoba’s role as a central trade corridor.

Budget 2025 invests additional funding in Economic Development Winnipeg to help them secure Foreign Direct Investment from new trading partners and market our capital city to the world.

Building Manitoba with Hydro

In fall 2024, we released Manitoba’s Affordable Energy Plan (AEP) to build the next generation of affordable energy. Core to the plan was a commitment to keep rates low while re-investing in Manitoba Hydro and using the crown jewel of our province to build for the future.

Keeping Rates Low

Manitoba Hydro powers our homes, our businesses and our economy. This year we are bringing in historic changes to strengthen Manitoba Hydro for the future by reducing the debt guarantee fee and eliminating the Crown Corporations Capital Tax (CCT) for the utility, raising hydro’s forecasted revenue to $220 million. Over the next three years alone, the government will directly re-invest over $500 million in Manitoba Hydro through these actions that will help facilitate billions of dollars of capital investment while keeping rates low.

We are following through on our commitment to freeze hydro rates for this year. Manitoba Hydro will be filing a three-year electric General Rate Application with the Public Utilities Board (PUB), with new rates proposed to take effect on January 1, 2026.

Building Manitoba Hydro’s Capacity

For the first time in our province’s history, Manitoba Hydro is building new utility-scale electricity generation in partnership with First Nations and Métis. In the coming years, we will build 600 megawatts (MW) of new wind generation, majority owned by Indigenous nations. To support this investment, Budget 2025 creates the Manitoba Indigenous Loan Guarantee Program, ensuring that the capital costs associated with this new wind generation, and ultimately rates, remain low.

The AEP also outlines the government’s commitment to refurbish generating stations, upgrade our transmission network, and position Manitoba Hydro to help drive economic growth. In Fall 2025 Manitoba Hydro will unveil a true Integrated Resource Plan, and the associated Development Plan will come by Spring 2026. Over the coming two decades, Manitoba Hydro anticipates capital investment of an estimated $31 billion to help build and secure our energy future. As Manitoba Hydro makes these historic investments, major new capital projects will include Manitoba Jobs Agreements, ensuring that we train the next generation of trades people and build a skilled labour force for the future.

Taking Advantage of our Energy

to Build for the Future

Manitoba’s clean, base-load power is one of our greatest economic assets. Our affordable and clean hydroelectricity is a natural advantage over other jurisdictions. However, for too long, important economic development opportunities have been stalled by a first-come, first-serve approach to energize new projects in the commercial sector. Following through on commitments made in the Affordable Energy Plan, legislation has been introduced to prioritize requests

Budget 2025 – Building One Manitoba  |  57

for new large grid connections that will maximize benefits for Manitobans and align with the government’s economic development strategy to build Manitoba for the future.

Manitoba Hydro Telecom

As announced in 2024, Manitoba Hydro resumed operations of its international consulting business Manitoba Hydro International (MHI). For over 20 years, MHI provided services and products to clients in over 120 countries, building capacity in Manitoba’s high-tech power industry. Budget 2025 announces that Manitoba Hydro Telecom, a part of MHI, will also resume operations in the second half of 2025. As a part of its mandate as a data services provider, MHT will be working with proponents so that Manitobans and businesses can gain greater access to broadband services across the province.

The government will support Manitoba Hydro to ensure that MHT has full access to Manitoba Hydro’s broadband network for the benefit of Manitobans.

Supporting Manitoba Businesses

and Driving Economic Development

When Made-in-Manitoba businesses succeed and grow, all Manitobans benefit. Budget 2025 invests in building Manitoba businesses to create good jobs and strengthen our diversified economy.

Supporting Manitoba Businesses to Grow

Budget 2025 delivers a payroll tax cut aimed at supporting Manitoba businesses. The tax cut will save Manitoba businesses $8.5 million annually.

The annual thresholds for the Health and Post Secondary Education Tax Levy, commonly referred to as the Payroll Tax, will be adjusted starting on January 1st, 2026, where businesses with payrolls at or under $2.5 million will be tax exempt. In addition, the payroll threshold below which businesses pay a reduced effective rate will be raised from $4.5 million to $5 million.

With this change, 875 businesses will be better off, and 150 will become fully-exempt from paying the payroll tax.

Security Rebates for Businesses

Many Manitoba businesses have been impacted by retail crime and vandalism. We’re saving them money while supporting them to protect their businesses and keep communities safe with an expansion of the popular security rebate program for small and medium sized businesses.

Budget 2025 invests $10 million for a new Business Security Rebate Program for security products purchased by Manitoba businesses.

Trade Office in Washington, D.C.

Our government has made trade with the U.S., Manitoba’s largest trading partner, a priority from day one. While the previous government cut the Washington, D.C. Trade representative, Manitoba will stand up an office in Washington, D.C. this year with a focus on building relationships with law makers and businesses who understand the mutual benefits of a strong trading relationship with Manitoba and Canada.

The position will be based in Washington, D.C. but will also work with Manitoba companies and industries to strengthen ties in states with a strong Manitoba presence like Illinois, Georgia and Minnesota.

Economic Development Strategy

Focused on Productivity

This spring, we will begin consultation on the release of a draft Economic Development Strategy focused on growing Manitoba’s economy with strategic actions that enhance productivity. The strategy will improve our international competitiveness and protect us from future economic shocks. Most importantly, this strategy

58  |  Budget 2025 – Building One Manitoba

will help improve quality of life for all Manitobans with concrete actions that will lead to higher wages and grow real income per capita.

Investing in Tourism

Manitobans and Canadians are looking to spend their travel dollars close to home exploring our great nation. To take advantage of this new market, we are investing new funding in Manitoba’s tourism sector.

Budget 2025 will build on the current investment of $13.9 million to Travel Manitoba with an additional $4.5 million in funding. This increase will support initiatives to encourage Manitobans to travel within the province, attract more out-of-province visitors, and enhance the growth of Indigenous tourism. These efforts will result in a positive economic return on investment and generate an increase in provincial and local tax revenues that in turn serve to reduce the provincial deficit.

Supporting Manitoba Film and Video Production

Manitoba is known for its world class film crews and the best tax credit in Canada. In 2024, Manitoba Film and Music reported a record-breaking year of nearly $400 million in production volume. Over the past five years, the industry has contributed more than $800 million to Manitoba’s economy in rural areas as well as Winnipeg, with the provincial tax credit playing an essential role in this success and growth..

To further enhance the Film and Video Production Tax Credit, the Manitoba government and Manitoba Film and Music have worked collaboratively over this past year to implement a new streamlined intake process that removed administrative burdens on film productions that apply for the credit so we can continue to grow the film industry in Manitoba.

Securing our Critical Mineral Future

New Critical Mineral Strategy

Manitoba has the critical minerals the world needs. We are building on our natural advantages to unlock the mineral opportunities that drive economic growth and northern investment for Manitobans. Manitoba is a trusted trade partner and a secure place to invest for the global market. Our government is ready to work with industry and Indigenous communities to realize a range of mining and mineral opportunities that are critical for the clean energy economy of the future.

Through our Securing Our Critical Mineral Future strategy, Manitoba is working to stand up critical minerals projects faster, while respecting the environment and forming strong Indigenous partnerships. Our new, single-desk concierge service guides industry through all stages of mineral exploration and development. This service helps navigate Manitoba’s competitive incentive programs and facilitate informed and enthusiastic partnerships with Indigenous communities. Along with our new streamlined permit process, this service excellence will shorten project timelines and stand up projects faster to help capital investments in Manitoba go further.

Manitoba is actively investing in new mineral opportunities that invest in local communities and realize benefits for all Manitobans. The $12 million Manitoba Mineral Development Fund (MMDF), for example, is supporting economic development and mining projects of up to $300,000 that create Indigenous partnerships, grow employment and stimulate investment in northern Manitoba. In 2024, up to $5.5 million was disbursed to various projects through MMDF.

Budget 2025 – Building One Manitoba  |  59

Critical Minerals in Manitoba

The Manitoba Critical Minerals Strategy, which includes the following map outlining Manitoba’s critical mineral locations, is available online at Manitoba.ca/minerals.

Critical Mineral Activity Nickel Copper-Nickel Copper-Nickel-Platinum Group Elements +/- Cobalt Lithium +/- Tantalum Cesium Copper-Zinc Graphite Other Port of Churchill to the Port of Vancouver to the Port of Montreal and Port of Thunder Bay Lynn Lake Winnipeg Flin Flon Brandon The Pas Bissett Lac du Bonnet Snow Lake Thompson ONTARIO NUNAVUT NORTH DAKOTA MINNESOTA NORTHWEST TERRITORIES SASKATCHEWAN

NORTHWEST TERRITORIES
NUNAVUT
Port of Churchill
SASKATCHEWAN
Lynn Lake
Thompson
Snow Lake
Flin Flon
The Pas
ONTARIO
Critical Mineral Activity
Nickel
Copper-Nickel
Copper-Nickel-Platinum Group Elements +/- Cobalt
Lithium +/- Tantalum Cesium
Copper-Zinc
Graphite
Other
Bissett
to the Port of Vancouver
Winnipeg
Lac du Bonnet
Brandon
to the Port of Montreal and Port of Thunder Bay
NORTH DAKOTA
MINNESOTA

60  |  Budget 2025 – Building One Manitoba

Private sector capital spending intentions for 2025 in Manitoba are projected to increase by 19 per cent or $132 million, following similar increase in 2024.

Manitoba Capital Investment in

Mining Sector

In Million of Dollars 2023 2024 Source: Statistics Canada 2025 400 450 500 550 600 650 700 750 800 850 900 590 704 836

Alamos Gold

Alamos Gold began the Lynn Lake Gold Project to develop two gold deposits near the town of Lynn Lake and establish a mine that will benefit the region for more than a generation. This project brings together local First Nations and the town of Lynn Lake and exemplifies how Indigenous Nations and northern Manitoba communities are building on new opportunities to benefit from resource partnerships, training in the skilled trades, and family-supporting jobs close to home.

Our government is proud to get a new mine to the construction phase within 18 months of taking office.

Strengthening Manitoba’s

Agricultural Economy

Agriculture is the backbone of Manitoba’s economy. Manitoba’s farmers and producers feed Manitoba and feed the world, and are driving growth in food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate in Manitoba.

Sustainable Agriculture Incentives Program

This year we are increasing the funding for Sustainable Agriculture Manitoba (SAM) by one third with a $500,000 increase to help producers and farmers to adopt beneficial management practices that improve environmental and economic sustainability.

More Support and Protection for Producers

As uncertainty from tariffs impact Manitoba’s farmers and producers, your government is there to help. We have included representatives from the agriculture sector, beef producers and the value-added manufacturing on our Council on U.S. Trade so we can fight for the sector in our engagements with the Canadian and American governments.

We are opening two new Manitoba Agricultural Services Corporation (MASC) Service Centres in Shoal Lake and Virden in 2025, in response to requests from agricultural organizations. The Centres will benefit an estimated 1,600 MASC clients with access closer to their production facilities. Now roughly 94 per cent of MASC clients will be within a 60-minute drive to a MASC Service Centre.

We are helping Manitoba famers and producers stay competitive by:

•

Investing an estimated $140.8 million for Business Risk Management programming, including AgriInsurance, AgriStability, AgriInvest and Wildlife Damage Compensation, to help producers manage risks while navigating the impacts of climate change

•	$2 million to Food Development Centre to support grain research

•	An increase in funding for the Farmland School Tax Rebate of $209,000 to fund total rebates from the program estimated at over $23 million

•	Increasing the maximum value used to calculate livestock predation claims to $7,000 from $3,000 per animal

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•	Increasing the loan amount eligible for the Young Farmer Rebate from $300,000 to $400,000 and the maximum individual lifetime limit from $30,000 to $40,000

•	Increasing the direct loan limit to $5.75 million from $5.25 million and the stocker loan limit to $1.4 million from $1 million

•	Partnering with Cereals Canada on the GATE project, to showcase Manitoba’s grains to the world and find new markets and trading partners that will treat us fairly

Expanded Veterinary Supports

Building on the March 2024 announcement of the Northern and Remote Veterinary Care Initiative, Budget 2025 provides further access to veterinary services:

•	$500,000 in capital for veterinary diagnostic lab equipment

•	An additional $300,000 ($450,000 in total) for the Winnipeg Humane Society’s One Health Program to support mobile animal health clinics in rural, northern and Indigenous communities

•

$50,000 in new funding for the Manitoba Veterinary Medical Association’s Community Vaccinator Program to cover training community-based vaccinators in underserved communities and the purchase and shipping costs of equipment, vaccines and medicines

•

An additional $75,000 ($569,000 in total grants for 2025/26) to veterinary services districts to maintain animal hospitals in rural communities and attract and retain veterinarians for commercial livestock, poultry and companion animal health

•	Five additional seats for veterinary training in British Columbia and Saskatchewan for a total of 75 veterinary medical seats to train Manitobans to become veterinarians

Freeze on Long-Term Crown Land Leases

For the second year in a row, we are freezing Crown land leases to lower costs for Manitoba producers. We are also investing an additional $330,000 in salary and operational resources to facilitate meaningful consultations with Indigenous communities.

Building Manitoba’s Workforce

Manitoba’s workforce is growing. The province’s labour market expanded by a record 23,100 workers last year. With 12.5 per cent increase in private sector capital investments in 2024, the highest since 2018, we are putting Manitobans to work building One Manitoba with jobs in the skilled trades – and because we restored 1:1 apprenticeship ratios, we are doing it safely.

Budget 2025 includes $2 million in funding to increase participation in the workforce with support for employment and training programs delivered by non-profit social enterprises, to help low-income and marginalized people gain the skills and qualifications needed to secure good jobs.

Apprenticeship Manitoba

Our government is creating more opportunities for workers to level up their skills so they can get good, higher-paying jobs, and businesses can find the highly skilled workers they need to grow.

Budget 2025 is allocating an increase of $400,000 to support Apprenticeship Training Equipment Grants. The investments in Apprenticeship Training Equipment Grants are aimed to ensure Manitoba colleges and apprentices have access to modern equipment used by industry, attract youth to the skilled trades as a first-choice career option, increase the capacity of the three public colleges (Red River College Polytechnic, Assiniboine College and University College of the North), and deliver modern apprenticeship training to more Manitobans than ever before.

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We’re also supporting apprentices to be safe and successful by restoring the 1:1 ratio for apprentices.

Manitoba Jobs Agreement

To put Manitoba workers first, our government is developing a new policy framework to ensure our historic investment in capital projects creates Manitoba jobs. For years the previous government gave jobs away to out of province companies and workers, while Manitobans in the trades were left without work. Our government’s new Manitoba Jobs Agreement (MJA) is our commitment to put Manitoba workers first. Taking into account best practices in other jurisdictions and reviewing Manitoba’s history of infrastructure projects, this agreement will help us finish projects on time and on budget, increase Indigenous participation in the economy and keep workers safe.

More Financial Aid for Post-Secondary Students

With more students applying to universities and colleges than ever before, Manitoba is increasing its student aid program by $25 million. Manitoba scholarships and bursary programs delivered through partnership with post-secondary institutions and the private sector supports people from all walks of life who have the goal of graduating from one of our post-secondary institutions. This support will diversify our workforce, increase participation, and ensure that students are set up to succeed.

Manitoba Scholarship and Bursary Initiative

The Manitoba Scholarship and Bursary Initiative (MSBI), gives private donors and organizations the opportunity to invest in the future by supporting Manitoba students. The provincial government will provide $10.5 million to schools, making $30 million in scholarships, grants and bursaries available to students.

Partnering with organizations like the Manitoba Business Council’s scholarship initiative for Indigenous students is a rewarding way for us to build One Manitoba together and we are grateful to all the donors who support Manitoba students.

Creating Pathways to Employment

Everyone in Manitoba deserves the opportunity to find meaning and independence through a good job. Instead of punishing people looking for work, we are helping more Manitobans find their place in the workforce by reducing barriers to employment for people receiving Employment and Income Assistance (EIA).

Budget 2025 increases the earnings exemption of net monthly earnings for Manitobans on EIA to $500. This increases monthly financial resources by up to $210 for recipients earning income from employment. Increasing available income will reduce the barriers recipients face by improving their ability to maintain stable employment, housing, and health.

Adult Learning and Literacy

Budget 2024 reversed the previous government’s cut to adult literacy and now we are increasing funding again by $250,000. This investment will help more Manitobans graduate high school, find a good job and support their families.

Investing in Skilled Workers to Grow

the Economy, Create Good Jobs

The Manitoba government is investing over $700,000 in three innovative and collaborative projects through the Sector Council Program to train skilled workers in the areas of construction technology, waste management, creative arts and agri-foods.

The sector councils and projects receiving funding are:

•	Manitoba Construction Sector Council – construction technology project training to operate specialized drone equipment

•	Manitoba Environmental Industries Association – training and workforce development strategy for

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waste management facility workers in Manitoba communities

•

Creative Manitoba and Food and Beverage Manitoba – the Northern Arts and Food Project will develop and sustain new partnerships to promote northern careers in the creative arts and agri-food sectors and increase relevant training and learning opportunities with stronger alignment of regional needs. This project will build capacity for pilot projects within and between the creative arts and agri-food sectors, in partnership with organizations such as University College of the North and ImagiNorthern

Research Manitoba

Budget 2025 provides additional funding of $100,000 to Research Manitoba. This increase will support research capacity building and infrastructure investments, leveraging significant amounts of federal dollars through the Canada Foundation for Innovation. The increase will also support additional funding for the New Investigator Operating Grant program, which will create more funding opportunities for early career researchers, which attracts and retains highly qualified personnel to Manitoba.

Indigenous Economic Development Fund

Budget 2025 invests $4 million in this fund to help support economic development for Indigenous nations, communities and organizations.

Priority may be given to continuing projects that advance economic development in the following areas:

•	workforce development

•	education and training for youth

•	capacity building and governance

•	urban reserves

•	renewable resource development

•	building cultural and/or creative industry infrastructure

•	food sovereignty

Keeping Manitoba Workers Safe

Advisory Council on Workplace

Safety and Health Operations

Everyone deserves to be safe at their workplace. The previous government got rid of protections for workers and cut the Advisory Council on Workplace Safety and Health, but we are taking action to ensure workers are safe and protected no matter where they work.

Budget 2025 invests $900,000 to hire more workplace safety and health inspectors and has more funding for the re-established Advisory Council on Workplace Safety and Health.

New Legislation to Protect Workers

We are amending the Workplace Health and Safety Act to protect workers mental health, particularly those who work on the frontlines and amending the Workers Compensation Act to reflect the reality of modern families and ensure that families will receive benefits in the tragic event of a workplace fatality.

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Healthier Families and

Safer Communities

Manitobans are proud of where we live. But years of cuts

have eroded community infrastructure and increased

crime. With our second budget, we are bringing back

hometown pride with the funding communities need to grow

and thrive, the schools kids need to learn, and the right

supports to make neighbourhoods safer for everyone.

Investing in Kids and Families –

Education

Building 11 New Schools

Good schools are the foundation of high-quality education. They are safe and welcoming spaces where kids come to learn and play, and where communities come together.

Budget 2025 takes a new approach to building schools and building the future for Manitoba families. A new common design standard will lower costs per school and ensure all Manitoba schools are built by Manitoba workers. Most importantly, this new plan will ensure that kids in every region of the province will have the same high-quality schools.

Budget 2025 is investing over $20 million in adding four new K-8 schools in Manitoba’s education system.

With seven more schools to follow in the next two years, these 11 new schools will build capacity for Manitoba kids to learn. These new schools represent over $700 million of investments in the next five years.

1.	Devonshire Park School

2.	Prairie Pointe School
3.	Meadowlands School

4.	Brandon Southwest School

5.	Brandon Division Scolaire Franco-Manitobaine School

6.	Ste. Anne Regional High School

7.	Bridgwater Lakes School

8.	Neepawa Regional High School

9.	Highland Pointe School

10.	Winnipeg North West High School

11.	A new Division Scolaire Franco-Manitobaine school in St. Boniface

In addition to building 11 new schools, that will also create hundreds of new childcare spaces, Budget 2025 has capital funding to build up our existing schools and child care centres, such as school renovations to improve learning spaces for students. Additional 2025/26 capital allocation for schools and child care projects is $298.4 million including $174.3 million for the construction of continuing new school projects, as well as addition/renovation projects to existing schools and up to $124.1 million for new daycare space creation.

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Major capital projects for schools in 2025/26, include:

•	West Steinbach (K-4) – new school opening September 2025

•	École Sage Creek Bonavista (K-8) – new school opening September 2025

•	École Sage Creek DSFM (K-8) – project completion in September 2025

•	École Mino Pimatisiwin (K-8) – project completion in September 2026

•	J.H. Bruns Collegiate – classroom addition and renovation design beginning

•	Maryland Park School – classroom addition construction underway

•	Green Valley School – gymnasium addition and renovation proceeding to tender

•	Waverly West Recreation Campus – vocational wing and child care, in construction

•	Kelvin High School – new gymnasium design beginning and track

•	Shamrock School – exterior envelope replacement

$67 million in school funding

Schools need a real partner in government to give kids the education and support they need to thrive. Our new stable and predictable funding model gives families and educators the assurance that our government believes in the importance of public education and will continue to invest in Manitoba children and their future.

Budget 2025 invests $67 million in school funding, a nearly four per cent increase over the previous year, for a total investment of nearly $2 billion. With permanent funding for our school food program and a funding model that exceeds the rate of inflation, schools across the province are catching up after years of cuts under the previous government.

Schools are reporting improved, on time attendance, improved attention, and smiles on faces.

Not only does Budget 2025 make our universal school food program permanent, but we will bring in new legislation – Nello’s Law – to ensure future governments cannot cut this program.

630 More Educators Hired to Reduce Class Sizes

Since taking office, our government has hired 630 educators to help make sure our kids get the attention they need to learn. Stable, predictable funding is helping us move toward our goal of lowering class sizes for the youngest learners.

Investing in French Language Education

As the government that restored the Bureau de l’éducation française (BEF) after it was cut by the previous government, we are proud to celebrate fifty years of this critical office developing, promoting and growing the French language in Manitoba.

We will build on this good work with a new strategy to recruit and retain French-speaking educators and work with partners like the Universite de Saint-Boniface to keep growing our francophone and French second-language communities. The province has signed a $1.5 million multi-year agreement with the federal government to help us meet our goal of advancing French-language education.

Connecting more kids and families with

school programming and supports

The Community Schools program supports schools with the highest needs so families and students can make stronger connections with the school community. The Community Schools Program supports key educational goals, such as student-school readiness, attendance, family-student-community engagement in learning, well-being and academic success.

For the 2025/26 school year, the Community Schools Program is being expanded by five schools to a total of 53, with a new investment of $400,000 for a total of $3.9 million in funding serving 10,000 students across the province.

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Education as Reconciliation

Education got us into this mess and education will get us out of it. - Murray Sinclair Our government strives to continue the important work of the late Honourable Murray Sinclair, who believed that education was key to advancing reconciliation.

Budget 2025 makes investments in:

•

Pursuing Indigenous Excellence in our schools with plans to train more language teachers, and research successful language revitalization programs in other jurisdictions to support Indigenous languages learning in schools

•

Land-Based Curriculum: We are working towards the development of a land-based education framework to ensure that all students have access to high quality and cohesive land based learning opportunities, no matter where they live

•

Treaty Education: we continue to expand treaty education across the province to ensure that more children, students, and teachers learn about treaties and the treaty relationship. This is in alignment with the Truth and Reconciliation Commission’s Call to Action #62

•	Indigenous Academic Achievement Grant focuses on Indigenous excellence in education by helping school divisions with programming and new initiatives to improve Indigenous student achievement. Total funding for this initiative is $9.8 million annually

•

Elders and Knowledge Keepers in schools’ program to support students in accessing valuable learning about First Nations, Métis and Inuit histories, cultures, values, knowledge systems, and languages across the school community. We are providing $2.2 million annually to support this work in school divisions

One Manitoba Where Every Child Matters

Last October our government made Orange Shirt Day a statutory holiday so Manitobans can learn about our shared history, honour the survivors of residential schools and spend time with their loved ones. Manitobans from all walks of life want our province to be a place where we live up to the phrase Every Child Matters. To support reconciliation in Manitoba, this year we are increasing our funding to support Orange Shirt Day events and activities by 25 per cent.

Adding More Child Care Spaces for Families

When families have access to affordable, quality child care, our economy grows, and our province thrives. Our government signed a new agreement with the federal government to extend the Canada-Manitoba and Canada-Wide Early Learning and Child Care Agreements for a total commitment of $1.9 billion over five years ending March 31, 2031.

Budget 2025 will build 4,600 childcare spaces over the next two years, working towards our goal of opening 23,000 new spaces.

A New Funding Model for Municipalities

After years of a funding freeze under the previous government, our government has created a new funding model for municipalities so we can build One Manitoba together. In total, we are contributing $424.3 million in funding for municipalities and northern affairs communities.

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Budget 2025 builds on the 2 per cent increase in municipal funding that we started in 2024, with another two per cent increase in base operating grants plus dedicated four per cent of the gas tax through the new One Manitoba Growth Revenue Fund.

Funding for City of Winnipeg,

2024/25 and 2025/26

Millions Of Dollars _ Winnipeg Operating and Capital _ Public Safety Basket _ 2% Base and Other Increases _ One Manitoba Growth Revenue Fund 2024/25 Source: Municipal and Northern Relations, and Justice 2025/26 200.0 210.0 220.0 230.0 240.0 250.0 260.0 270.0 280.0 258.7 24.2 234.5 272.0 6.9 5.9 24.7 234.5

Funding For Rural Municipalities,

2024/25 and 2025/26

Millions Of Dollars _ Rural Operating and Capital _ Public Safety Basket/Urban Policing Grant _ 2% Base and Other Increases _ One Manitoba Growth Revenue Fund 2024/25 2025/26 Source: Municipal and Northern Relations, and Justice 120.0 140.0 160.0 180.0 200.0 187.4 33.1 154.3 2.6 196.2 5.5 33.8 154.3

This funding helps municipalities with flood mitigation and emergency preparedness, rural public libraries, public transportation, municipal services, waste reduction and recycling support, and community development.

Budget 2025 investments into municipalities include:

•

$62 million in additional funding over the next five years through the One Manitoba Growth Revenue Fund, a historic commitment to municipalities across the province to help them fund new initiatives and deliver better services to Manitobans. This is funded through a dedicated 4 per cent of the provincial gas tax revenue, delivering municipalities true growth revenue

•	$65.7 million to complete the rehabilitation of the Rivers Dam

•	$42 million for the new Manitoba Growth, Renewal and Opportunities for Municipalities (Manitoba GRO) program, which provides dedicated capital project funding for municipalities outside Winnipeg

•	$19.6 million for the Souris bridge crossing

•	$24 million to the Manitoba Water Services Board to support water and sewerage projects

•	$500,000 to the Municipality of Virden to support the expansion and renovation of Virden Regional Airport

•	$265,000 in funding to the Swan Valley general investigation section (GIS) pilot program as part of the provincial Public Safety Strategy

Aligned with governments’ commitment to increase operating funding to municipalities by two per cent, Budget 2025 provides a combined increase of $8.1 million in operating grant funding to the City of Winnipeg and other municipalities across the province. In addition, an increase of $223,000 is being provided to northern affairs communities.

The funding increase to the City of Winnipeg includes $3.5 million of continued funding for the Waverley West Fire Station, and $1.7 million in capital funding, following

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our April 2024 commitment to support firefighter costs for front-line medical emergency services in this new and growing community.

Revitalizing Communities

Across Manitoba

We are proud to continue our new From the Ground Up grant program focused on revitalizing communities and investing in opportunities for our children and youth. Last year this program invested $12.5 million to support sports for youth in Pinawa, Brandon, Selkirk and Thompson, as well as affordable community food programs, after school programs and job training for youth in low-income communities and many other projects run by non-profit organizations dedicated to serving communities. This year, Budget 2025 is investing an additional $1 million to support communities across the province to help kids, youth and families thrive.

The Urban/Hometown Green Team program will receive an increase of $1.3 million to further support municipalities, communities, and non-profit organizations with youth employment opportunities during summer months.

Northern Affairs Operating and

Maintenance Funding

The department is providing an increase of $223,000 or two per cent in overall operating and maintenance funding for northern affairs communities to support the provision of essential municipal services and programs. This funding supports safe drinking water, wastewater, roads and other infrastructure, as well as governance and administration, public works and land use planning within communities.

Investing in Manitoba Arts and Culture

As Manitobans rethink trips across the border, we are investing in arts and culture here at home with new funding for the organizations that make us proud.

Budget 2025 provides more funding to Manitoba’s arts and culture sector with increased funding of $250,000 for the Manitoba Arts Council. This builds on the over $1.3 million in funding to support dozens of arts and culture festivals across the province like the Trappers’ Festival, Festival du Voyageur, Dauphin Country Fest, the Manito Ahbee Festival, the Morden Corn and Apple Festival and the Winnipeg Folk Festival.

Manitoba will also host several major sporting events this year, including Grey Cup 2025 and the Canadian Elite Basketball League Championship Weekend.

Supporting Manitoba’s libraries

Access to libraries is crucial for healthy communities. No matter what part of our province you live in, you should have access to the information, education, internet connection, programming, and community connections public libraries offer.

Budget 2025 builds on the annual funding for libraries with a further increase of $500,000 for a total investment of over $9 million in 2025/26. These resources will help libraries expand hours and fill critical positions so they can provide increased service to Manitobans.

Protecting the Environment

Protecting Lake Winnipeg

Our commitment to get the North End Water Pollution Control Centre built with good union jobs will decrease nutrient loads from entering Lake Winnipeg and ensure the future health of our lake. We have also established the first-ever formal nutrient targets for Lake Winnipeg and its tributaries and will be bringing together experts in a Lake Winnipeg stakeholder working group to ensure the sustainability for years to come.

Protecting 30 per cent of Manitoba by 2030

To protect more of Manitoba, we have increased funding for environmental stewardship by $6.5 million. We are working with all governments and Indigenous nations to protect more of Manitoba’s wilderness, wildlife and

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waters with the goal of protecting 30 per cent of Manitoba by 2030. We have recently concluded and signed the Seal River Watershed feasibility report and are advancing to the next steps to protect the Seal River Watershed, which will get us 18 percent closer to our goal.

We have also signed a Nature Agreement MOU with the federal government to support Indigenous governments and organizations in our shared conservation goals.

Building more yurts and upgrading campsites

Instead of travelling across the border, Manitoba families are looking to explore our beautiful province this summer. Budget 2025 meets that increased demand with $25 million in capital upgrades to Manitoba parks to build 8 additional yurts and upgrade campgrounds. We are also increasing operational funding for parks and trails by over $3 million with upgrades across the province including at Asessippi, Paint Lake, Hecla, Spirit Sands, Lockport, Manipogo, Birds Hill, Big Whiteshell, Mantario, Winnipeg Beach, and many others.

Extending the EV Rebate Program

We know Manitobans will make climate-friendly choices when they can afford to do so and our well subscribed EV rebate that continues this year, will help more Manitobans to lower their emissions and fight climate change.

New Funding to Stop the Spread

of Aquatic Invasive Species

Aquatic invasive species (AIS) are harmful to communities and local economies. This year, we are investing an additional $410,000 to stop the spread of AIS and we will continue working with municipalities and small businesses on solutions.

Growing Manitoba’s Tree Canopy

To mitigate the impacts of climate change, improve our green spaces and clean our air, we are planting more trees in Manitoba. Our government is contributing a total of $5.4 million in 2025/26 as part of the 2 Billion

Trees program in partnership with Natural Resources Canada.

The province’s plan will focus on three specific areas: Crown Forest reforestation for areas affected by wildfires; urban forest management to increase communities’ forest canopies; and Indigenous forestry and capacity building.

New Water Bombers and Wildfire Funding

Budget 2025 helps Manitoba secure three new made-in-Canada water bombers in the next decade with an $80 million down-payment to keep Manitoba families, communities and forests safe and protected for years to come.

We are also building a new initial attack base in Thompson to better respond to wildfires in the north and are matching federal funding resulting in over $6.7 million invested in new and more responsive firefighting equipment and systems in Manitoba over four years. In addition, we will be investing in a new weather information system, wildfire mapping, and reporting systems at a total cost of $1.1 million over four years.

To honour the bravery and dedication of Manitoba’s firefighters and search and rescue volunteers who put their lives on the line to keep everyone safe, Budget 2025 is doubling the Volunteer Firefighters and Search and Rescue Amount.

Manitobans who perform at least 200 hours of combined volunteer firefighting and volunteer search and rescue services (ground, air, and marine) in a year are now eligible to claim an amount of $6,000 compared to $3,000. This doubles the value of the non-refundable tax credit to $648.

Safer Neighbourhoods,

Safer Downtowns

One of our government’s first actions was to hold a Public Safety Summit where we heard from Manitoba community members, businesses owners, Indigenous

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nations and frontline workers about the challenges we face and how to overcome them together.

We got to work right away putting those solutions into action with our successful retail crime initiative, investments in sobering centres, the Long-Bladed Weapon Control Act that is restricting the sale of weapons, and increased foot patrols in hot spots during the summer. And we’re cracking down on drug dealers and organized crime by targeting unexplained wealth and money laundering and increasing security at the border. With policing investments in Winnipeg, Brandon, Swan River and a new two per cent escalator for provincial policing, we are taking significant steps to make Manitoba’s neighbourhoods and downtowns safer.

Budget 2025 continues this work, increasing the Justice budget by over $76 million, or 9.2 per cent to improve public safety and support justice across the province and continue to implement the solutions from our public consultations and strategy.

Policing and Security

In our government’s first budget we invested in public safety with the first budgeted increase in funding for municipal policing in nearly a decade at 28 per cent. Now we are building on that increase with an additional two per cent escalator increase as part of our public Safety Strategy.

Budget 2025 invests an additional $25 million in provincial policing and neighborhood safety, including:

•

$1.1 million, a two per cent increase, to the Urban Policing Grant/Public Safety Basket, which provide $58.5 million in unrestricted operating grants to municipalities that have their own police service, including increased funding to Winnipeg and Brandon police services

•	$5 million to support border security and stop fentanyl trafficking

•	$7 million for Manitoba First Nations Police Service
•	$3.3 million to support the RCMP Emergency Response Team in rural and northern communities

•	$2 million to Operational Communication Centre units

•	$2 million for home security rebates

•	$250,000 to work with the City of Thompson and the RCMP to create a new Crime Suppression unit

•	Funding to continue the General Investigation Section in the Swan Valley region to crack down on drug trafficking

•	Expanding and strengthening First Nations Safety Officer programs

Funding for Bail Reform

•	$3 million for 12 new positions in the Winnipeg Police Service to track down offenders who violate their bail conditions

•	$1.5 million to expand the electronic monitoring program launched by our government last year.

•	$500,000 to support data and intelligence systems.

•	A new dedicated law enforcement unit targeting offenders who pose a serious risk to community safety.

Cracking down on drug trafficking

and organized crime

Budget 2025 builds on our government’s work to get drugs off our streets and crack down on traffickers.

•	Cracking down on money laundering to stop drug trafficking and organized crime with an enhanced money laundering team and $325,000 in surveillance equipment for Manitoba Liquor and Lotteries

•	Seizing the proceeds of crime and making it easier for police to seize vehicles with hidden compartments used for smuggling through new justice legislation introduced last year

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•	Restricting the sale of long-bladed weapons to keep machetes and other long knives out of the hands of criminals

•	Making it easier for landlords to evict problem tenants who deal drugs or bring weapons in their building with new legislation introduced this spring to make families and communities safer

Finding A Good Path

Our government is tough on crime and tough on the causes of crime. We are committed to cracking down on crime, but we will also be there with a hand up for Manitobans who are looking to make good on a second chance and turn their lives around.

•	Funding for community consultations to build the new Centre for Justice in Dauphin

•	Support work to develop a community court

•	Continued funding for ten Indigenous justice programs and building capacity to provide Restorative Justice interventions to Anishininew Okimawin (AO)

•	Thompson healing lodge for youth in partnership with MKO

•

New funding for education at the Manitoba Youth Centre as well as adult literacy, job training and trades programs across correctional facilities and support to help connect people leaving the Justice system with ID and pathways to employment

•	Youth summit as part of the Public Safety Strategy

Your Way Home: the One Manitoba

Plan to End Chronic Homelessness

There should be no chronic homelessness in a rich country like Canada. Like many other provinces, Manitoba has seen a dramatic increase in homeless encampments over the past several years. These encampments put the safety of all Manitobans at risk

– both those living in tents and the families, seniors and businesses nearby.

Since forming the new department of Housing Addictions and Homelessness we have moved 1908 families into housing from homelessness and we have prevented an additional 6,912 families from becoming homeless through the Rent Relief Fund. In January 2025 we launched our new strategy Your Way Home. This plan is a compassionate, common-sense approach that moves people from tents to housing with the supports they need to thrive.

To achieve our goal, we have created a new position, the Premier’s Senior Advisor on Ending Chronic Homelessness, to coordinate the work and resources of non-profit organizations, Indigenous governments, municipalities and the private sector, as well as government departments and ensure success.

Your Way Home is focused on the estimated 700 Manitobans who are currently living in encampments. While we continue to invest in social, affordable housing, our immediate priority is to provide housing to this group of most vulnerable Manitobans.

To create more housing spaces this year, we have purchased 3 buildings with non-profit partners: $2.4 million for Sunshine House, $2.7 million for Siloam Mission to buy and renovate housing for seniors, and $9.3 million to purchase a building that will provide housing and wrap around supports to the people we move out of encampments.

In 2025, we will continue to free up existing Manitoba housing suites for encampments by moving Manitobans who are ready for the next level of housing into the private rental market with subsidies and standing up a Navigation Centre where outreach staff can bring people living in tents and connect them with housing and the supports they need.

Budget 2025 invests $73.4 million in the Your Way Home strategy, including the following investments:

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•	$16 million to renovate a new building in downtown Winnipeg to provide transitional housing for 118 individuals currently in encampments or experiencing homelessness

•	$25 million to stand up a Navigation Centre where outreach staff can bring people living in tents and connect them with housing and the supports they need

•

$9 million for prevention of homelessness through protecting the existing stock of social and affordable housing, and by providing rental benefits and affordability support for those who are precariously housed

•

$8.9 million for wraparound support services in housing units to support people moving from encampments to housing. These services may include behavioural, case and recovery management. They may be transitional, helping people to stabilize and develop skills for independent living; or permanent, supporting people with chronic and co-occurring health issues to successfully reside in the community

•	$5.6 million to support the renovation of 270 Manitoba Housing units to free up space for people living in encampments

•	$1 million for rent subsidies to support people making the transition from Manitoba Housing to private rentals

•	$1 million for shelter beds at Thompson Wellbriety Centre and Siloam Mission

•	$1 million to support better data collection so organizations can effectively connect individuals with housing, health care, addictions treatment and a path to employment

•	$625,000 in funding to help people find their way home and get back on their feet with bus tickets, transportation and other support

In addition to our encampment strategy, Your Way Home includes a framework with the following elements:

•	30-day encampment outreach plan

•	Increasing the supply of social housing with wraparound supports

•	Creating a Housing First program in Manitoba Housing

•	Aligning coordination between organizations and governments

•	Recruiting, training and retaining front-line staff

•	Addressing gaps that lead youth and vulnerable people into homelessness

•	Inspiring hope and developing pathways to success

Building More Social and Affordable Housing

After investing a historic $116 million in social and affordable housing last year, this year’s budget includes a capital investment of $78 million to build and renovate, and $44 million to maintain housing units.

An additional $1 million for rental subsidies will enable the new units to be rented as social housing.

The new Rental Housing Construction Incentive tax credit announced in Budget 2024 will also help incentivize the construction of more rental units, including affordable units, in our province.

Protecting the Existing Housing Supply

A total of $12.4 million will be reinvested in the existing supply of social housing in Manitoba, including $4 million more toward the modernization and improvement of Manitoba Housing’s sponsor-managed portfolio, $4 million more toward maintenance and repair and $4.4 million to ensure units continue to be available to low-income households after the expiry of their original operating agreements.

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Addressing the Mental Health and Addictions Crisis

Saving Lives and Keeping Communities Safe

Addiction impacts every community in Manitoba. Our government is committed to cracking down on drug traffickers with policies to stop toxic drugs from entering our communities. At the same time, we must address the reality that in the first half of 2024, 323 Manitobans lost their lives because of a drug overdose. These are children, parents, friends and loved ones who needed help – and they are dearly missed.

Medical professionals and experts in addictions treatment have made it clear that harm reduction measures like a Supervised Consumption Site can save lives and help connect people with treatment, health care, housing and a path to recovery. The government is moving forward with the promise to build a supervised consumption site to improve neighbourhood safety and security.

An increased presence of law enforcement and community safety patrols, as well as security fencing, will ensure that whatever location we choose keeps the community, commuters and businesses around the location safe. We will work with community safety patrols to ensure there are no needles outside the site.

Budget 2025 also includes the following supports to address the addictions crisis:

•	$2.3 million for Brandon and Thompson sobering centres

•	$1.5 million for expanded access to addictions

•	$1.3 million to Shared Health (SH) to contract Aboriginal Health and Wellness Centre of Winnipeg (AHWC), for the operation of the first Indigenous-led Supervised Consumption Site in Canada

•	$600,000 to sustain funding of Sunshine House’s mobile overdose prevention site and increase their core funding

In addition, an extra $4.8 million funding in Budget 2025 will be allocated to support the next phase of implementation of the SCS and Drug Checking Services.

35 new Mental Health Workers

Budget 2025 adds $3.8 million to support 35 new positions toward our total of 100 new workers over four years. The program aims to integrate justice, mental health, crisis, youth services, and family support programs, creating a coordinated approach to intervention, while enhancing public safety and fostering well-being for all Manitobans. 2025/26 funding will support:

•	Dedicated mental health workers for firefighters, paramedics and law enforcement

•	Enhancing staffing levels at Shared Health’s Crisis Response Centre

•	Hiring community health clinicians to strengthen the Downtown Community Safety Partnership

•	Imbedding mental health workers in Community Mobilization programs

•	Piloting a community-based crisis response team to work alongside an Indigenous-led community-based mobile health care clinic

•	Hiring peer support workers to work alongside First Nation Safety Officers in northern Manitoba

Suicide Prevention Strategy

Manitoba has the highest suicide rates of any Canadian province, and disproportionately affects Northern and Indigenous communities, young people, and 2SLBGTQQIA+ Manitobans.

To address this serious issue, we have implemented a provincial Suicide Prevention Strategy (SPS) with a focus on youth, Indigenous, and 2SLGBTQQIA+ communities. Budget 2025 will invest an additional $500,000 in ongoing funding, building on the $1 million

74  |  Budget 2025 – Building One Manitoba

in annual ongoing funding for suicide prevention programming introduced in 2024/25.

Current initiatives include enhancing suicide prevention in rural and remote communities and in schools, and government support for the role of regional Suicide Prevention Networks. Ongoing funding will be used to expand access to stabilization and withdrawal management options.

Supporting Manitobans with Disabilities

More Basic Need Supports for Persons with Disabilities

The Basic Needs Benefit under Manitoba Supports for Persons with Disabilities provides essential financial assistance to help individuals with disabilities meet their day-to-day living expenses, ensuring they have access to necessities such as food, clothing, and shelter. This year, we’re increasing funding by $3.2 million to align with the increased cost of living.

More Disability Service Support

Manitoba is increasing supports by $3.5 million to help ensure that a consistent level of service can continue to be provided to Manitobans, and to assist organizations in paying wages for skilled workers and managing increasing operating costs. Notable investments for 2025/26 include:

•	$1.2 million to provide a 2.2 per cent increase to organizations with continuing service agreements who may be experiencing inflationary cost pressures

•	$1.3 million to support wages and benefits for service providers that provide therapies including physical, occupational, speech and language therapies, and audiology services

•

Investing $946,000 in new and expanded fetal alcohol spectrum disorder (FASD) initiatives to support 30 additional families and enhance Indigenous-led services and cultural supports in Winnipeg and rural and northern sites across Manitoba

Community Living disABILITY and Expansion of Children’s disABILITY Services

We want all families in Manitoba to have the supports they need to thrive. That’s why this year we are investing an additional $21.8 million for Community Living disABILITY Services. The funding increase will support the extensive range of services provided to Manitobans living with an intellectual disability and their families.

Budget 2025 will also provide $4.7 million to the Community Living disABILITY Services funding to help residents transitioning from Manitoba Developmental Centre to community living.

Every child in Manitoba deserves the same support, no matter where they live, because every child matters. Budget 2025 invests $3 million in 2025/26 to expand Children’s disABILITY Services to all children and their caregivers who live on reserve, closing a historic gap in services and advancing reconciliation.

The government will also provide an additional $900,000 to the Children’s disABILITY Services program budget to respond to rising caseloads related to increased autism diagnoses.

Strengthening Families and Supporting Kids in Care

Caring for children is a sacred responsibility. The provincial government is committed to working with Indigenous leadership and communities to transfer responsibility of child welfare back to the Nations and families where it belongs.

We continue to invest in Kinship and Customary Care, and we are also providing more support to foster parents with the first increase in basic maintenance in 13 years of ten per cent for all caregivers.

Budget 2025 adds millions to support workers at authorities and agencies who do the essential and valued work of caring for kids and families.

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For Every Family Initiative

In 2025/26, Manitoba will increase its annualized funding to the United Way of Winnipeg by $500,000 for the For Every Family Initiative, bringing total support of up to $2 million to improve the following two programs that will focus on families with CFS involvement:

•	NorWest Co-op Community Health’s WrapAround program

•	Six CFS liaison positions in six Family Resource Centres

The WrapAround program will focus on keeping families together, strengthening them, and reducing involvement with child welfare and justice through a strength-based approach, with CFS liaisons supporting families involved with CFS or at risk of having their children removed.

This funding matches philanthropic donations which increase the support to family-centered work of 24 family resource centres across Winnipeg.

These organizations offer a wide range of programs and services for families including parenting support and education, counselling and advocacy, cultural connection and support, health education and care, programs for children and youth, and employment support.

Walking the path of Reconciliation

Manitobans from all walks of life are committed to learning and healing together. As part of our government’s commitment to advancing reconciliation, Budget 2025 has new funding to support Indigenous organizations and programs:

•	$263,000 in new funding for Indigenous Representative Organizations Operating Grants

•	A new $50,000 operating grant for 2Spirit Manitoba

•	$150,000 for Community-based Truth and Reconciliation Grants

Mino’Ayaawag Ikwewag Provincial Strategy

In November 2024, Manitoba launched the Mino’Ayaawag Ikwewag Provincial Strategy. This strategy is grounded in the deep cultural knowledge and principles held by matriarchs, Indigenous leadership communities, Indigenous communities acknowledging their strengths, wisdom, and resilience. Mino’Ayaawag Ikwewag is more than just a strategy; it is the embodiment of our government’s commitment to prioritize the safety, protection, and empowerment of Indigenous women, girls, 2Spirit and gender-diverse relatives.

Implementation of this strategy and the previous investment of $20 million will continue in 2025/26, focused on advancing all ten pillars. The pillars centre on access to culture, economic development, education, food security, health services, healthy communities, housing, justice and safety, transportation, and matriarchal leadership.

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A Government that Works for You

Manitobans deserve a government that is responsive,

efficient and transparent. We are committed to ongoing

improvements across government to serve you better.

Improving Government Services

New Plastic Health Card

Manitobans across the province are receiving their new, plastic health cards, with the winning northern lights design, in the mail.

Budget 2025 makes further investments in plastic health cards to ensure we have the supply to meet demand.

As part of this transition, Manitoba is introducing individual health cards for children and youth, aligning with national best practices and improving health care access for young Manitobans. Additionally, the new bilingual health card includes a language preference field (English or French), making Manitoba only the second province in Canada to offer this feature.

Manitoba Provincial Nominee Program IT Solution

Immigration substantially contributed an increasing number of new residents to the province and spurred economic growth with a steady supply of labour, consumer spending, and business investments. As the program continues to attract skilled workers, qualified entrepreneurs and Manitoba-educated international students, we’re modernizing the administration to meet the changing needs of the labour market.

To eliminate the backlog of applications and bring people into the workplace quickly, nine new positions were added to administer faster processing times. In Budget 2025, funding for the program has been increased by $750,000 to eliminate current software application limitations.

The funding will support replacement of the existing software application with a new IT solution that satisfies business requirements for all immigration client application streams.

Government Innovation for Better Services

Manitoba is investing $100 million in IT modernization. This includes:

•

$65 million to continue modernizing government’s enterprise resource planning (ERP) which will improve financial system reporting, HR systems, enhance efficiency of our administration and impact all government departments in their day-to-day work.

•	An additional $35 million will go towards modernizing IT across the public sector.

Improving French Language Services

Through the Canada -Manitoba Agreement on French-Language Services, we are strengthening the bilingual capacity of the public service through increased French-language training and professional development activities in French, and the addition of staff in key areas.

Budget 2025 includes $416 thousand for five full-time bilingual policy analysts to enhance the coordination of French language services with a focus on Early Childhood Learning, Immigration, Municipal and

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Northern Relations, Justice and the Public Service Commission.

We are making government more accessible to francophone families with new outreach activities being undertaken by staff from bilingual service centres who provide services in libraries, community centres, long-term care homes and other sites across the province.

Our government’s Francophone Affairs Secretariat will also work to advance Manitoba’s application for membership in the Organisation internationale de la Francophonie.

Three Cabinet Offices

Our cabinet offices in Westman, Southern Manitoba and Northern Manitoba, make it easier for regular Manitobans to connect with our government. Our staff are ready to answer questions, connect families with services and listen to your feedback.

Investing in Canada

Ending the Parks Contract with Texas Firm and Making Parks Entry Free

The previous government gave over $5 million to a Texas-based firm for provincial park passes. We’re taking a different approach and making access to parks free for one year so Manitobans can enjoy the beauty of our own backyard. Going forward, the province is exploring local and Canadian options to deliver park pass services to Manitobans so we can create good jobs and grow our economy while making sure Manitobans can explore our incredible province.

Buy Canada Procurement Strategy

Your Manitoba government is committed to using our purchasing power to build up the Manitoba and Canadian economies so we can generate more wealth here at home, create more jobs and Trump-proof our economy.

We are reviewing all government contracts with U.S. businesses across all departments, and prioritizing Manitoba and Canada wherever possible in new agreements, while ensuring there are no gaps in critical services for Manitobans. We are encouraging municipalities to do the same, and working with the public sector to leverage our collective purchasing power. Our Buy Local website is helping Manitobans source local products and make informed choices.

After our procurement review is complete, we will introduce a new policy that establishes guidelines, best practices for procurement and a preferred Manitoba/ Canada vendor list so we can invest at home as we build One Manitoba.

Reducing Barriers to Inter-provincial Trade

Manitoba is a leader in Canada when it comes to interprovincial trade, with the fewest exemptions in the Canadian Free Trade Agreement (CFTA). Through the New West Partnership Trade Agreement, we have increased the harmonization of standards and licensing requirements to simplify trade and lower costs for businesses, benefiting both producers and consumers. This means less red tape, streamlined regulations, and the ability for businesses to operate seamlessly across provincial borders, but there is still more work to do to strengthen our economy here in Manitoba and across Canada.

As we face the threat of tariffs, we continue to collaborate with other provinces to reduce barriers, such as direct-to-consumer alcohol sales. These efforts are helping to create a more unified and competitive Canadian market. In addition, the province is committed to enhancing labor mobility and improving credential recognition, making it easier for skilled workers to move freely across provinces. By aligning professional qualifications and eliminating unnecessary barriers to employment, Manitoba stands to gain with our affordable quality of life. Knocking down trade barriers will help grow our

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workforce and grow new trading ties within our country that benefit Manitoba and Canada.

Investing in Improving Services

Strengthen Renters’ Rights and Protect Affordable Housing

The previous government raised taxes on renters – but we’re cutting them. Budget 2024 took the first step toward restoring the Renters Affordability Tax Credit to $700, by raising it from $525 to $575 in 2025. This year, we’re announcing afurther increase to $625 in 2026. The seniors’ top-up is also being raised from $328 in 2025 to $357 in 2026.

In addition, we’re strengthening tenant rights to ease the affordability pressure on renters, and to provide stability and build long-term confidence in Manitoba’s rental housing market for developers and for landlords.

New policy and legislation will hold landlords accountable for the safety and maintenance of their buildings with regular inspections and compliance checks.

Guided and Inspired by Indigenous Wisdom

and Expertise Legislation: (GIIWE Legislation)

The identification of unmarked graves on residential school grounds has led to community investigations and calls by Indigenous nations for legislative changes to ensure their ability to protect, access, and repatriate – or rematriate – their ancestral human remains and sacred entities.

Working closely with Indigenous nations and leaders, Manitoba will begin consultations with the initiative GIIWE (Guided and Inspired by Indigenous Wisdom and Expertise), which also translates to he/she comes home in the Anishinaabemowin language.

Delivering Committed Infrastructure Projects

Your Manitoba government will continue to invest in critical infrastructure projects in 2025/26, with a focus on maintaining and developing essential public assets, enhancing accessibility, and supporting sustainable growth. Key priorities include:

•	Housing Infrastructure: Working with the Department of Housing, Addictions, and Homelessness to expand and maintain housing infrastructure, supporting the goal of ending chronic homelessness.

•	School Infrastructure: Building new schools and maintaining existing facilities to provide a high-quality learning environment for students.

•

Water and Wastewater Upgrades: Partnering with municipalities, the Department of Municipal and Northern Relations, and the Manitoba Water Services Board to develop safe, cost-effective, and sustainable water and wastewater infrastructure across rural Manitoba.

•	New Centre for Justice in Dauphin: Advancing the development of a justice centre that integrates restorative, community, and Indigenous justice principles and makes communities safer.

•	Accessibility Compliance: Enhancing accessibility in public buildings by modernizing elevators, improving entrances, and incorporating gender-neutral washrooms and universal toilet rooms.

•	Energy, Water Efficiency and Climate Change: Embedding energy and water efficiency measures into infrastructure projects to support sustainability and climate change mitigation efforts.

•	Government Buildings: Ensuring government buildings remain safe and functional for both occupants and the public through ongoing construction, maintenance, and upgrades.

•

Manitoba Legislative Building: Preserving and modernizing this historic landmark to enhance its long-term sustainability, accessibility, and public use with funding to begin the consultation process for a new statue on the front lawn.

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These commitments reflect Manitoba’s dedication to building Manitoba with responsible infrastructure development to ensure long-term benefits for communities across the province.

Supporting and Investing in Manitoba’s Public Service

An engaged public service will deliver for you by using new ideas and technologies to improve its products, services, and processes while also considering diversity, inclusivity, and culture within the workplace.

Fostering a culture of learning is critical to support and sustain our public service. To this end, corporate learning opportunities will include enhanced training in leadership, government financial management, Truth and Reconciliation, intermediate policy development and equity, diversity, and inclusion.

The $2 million Learning Fund will continue to offer employees access to professional development opportunities beyond what is offered corporately. We are also taking steps to enhance the whistleblower protection system through improvements in education and considering opportunities raised by reviewing The Public Interest Disclosure (Whistleblower Protection) Act.

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BUILDING CAPITAL INVESTMENTS

Strategic Infrastructure

Investment Plan 2025/26

For Summary Government

Strategic Infrastructure Investments (in Millions)	2024 Budget (Restated)	2025 Budget

Buildings, Equipment and Technology

Health	635	660

Childcare, Schools, and Advanced Education	382	474

Housing	78	78

Other Departments	87	121

Specialized and Service Vehicles	45	120

Information Technology*	67	117

Contingency	100	38

	1,394	1,608

Transportation Infrastructure

Highways Infrastructure	506	520

Water Infrastructure	29	63

Airport Infrastructure**	-	10

Transportation Equipment and Facilities	5	10

Maintenance and Preservation***	210	206

	750	809

Capital Grants

Social and Affordable Housing Grants	30	25

Municipal Grants	168	168

Northern Affairs Communities	4	4

	202	197

Crown Corporations

Efficiency Manitoba	67	62

Manitoba Liquor and Lotteries Corporation	36	68

Manitoba Public Insurance Corporation	62	49

Manitoba Hydro	706	881

	871	1,060

Total Strategic Infrastructure Investments	3,217	3,674

* Budget 2024 restated to include $62.7M in Cloud-based IT projects.

** Past years Airport Infrastructure included with Highways Infrastructure.

*** Budget 2024 restated due to a change in the calculation of maintenance and preservations costs for highways and water-related infrastructure.

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Budget 2025 injects a record $3.7 billion into our province with strategic capital investments that will Trump-proof our economy and build One Manitoba. These projects will create over 17,800 jobs, increase Manitoba’s GDP by $2.3 billion, and generate $1.3 billion in wages and salaries for Manitoba workers.

Key capital investments include new and ongoing projects such as the ongoing upgrades to the Point DuBois generating station, twinning Highway 1 East, the Lake Manitoba and Lake St. Martin Channels project, the Victoria ER, and a new CancerCare headquarters.

Manitoba’s Historical Average vs. Current Budget and Actual Expenditure

Millions of Dollars 10-Yr Average 8-Yr Average 5-Yr Average 2023/24 2024/25 Q3F Source: Public Accounts, Summary Operating and Capital plans Notes: - Restated Budget and Actuals always exclude Part D Crowns and Lapsed ISA (Part B and D) - 2023/24 Budget excludes Part D Crowns and includes budgeted ISA Budget Actual 0 500 1,000 1,500 2,000 2,500 1,380 1,343 1,252 2,027 1,798 1,055 1,004 903 1,739 1,657 28% Lapse 8% Lapse Q3F

Since 2023, Manitoba government has ramped-up investment in areas such as education, highways, health care, and housing, and maximized delivery on the capital plan by working closely with Canada on creation of new child care spaces, infrastructure renewal, disaster recovery, and across various departments on a whole-of-government basis.

Government expertise in utilizing and managing expenditure projections, working closely with departments to track project status, and building-in the flexibility to transfer in-year lapsing funds to priority areas has supported the reduction of debt servicing costs and the right-sizing of the capital plan. Future operating costs and commitments of new investments are always considered for responsible capital planning, as are potential disruptions and cost escalations from trade disputes and supply chain bottlenecks.

In 2025/26, we are focused on maintaining Manitoba’s capital assets in a state of good repair and adding to the government’s tangible asset inventory Budget 2025 is adding four new schools that will provide over 4,600 more childcare spaces planned or in construction and in healthcare centres and facilities such as Victoria General Hospital Emergency Room and new personal care homes. We are investing in post- secondary institutions, highways, air transportation and water related infrastructure as well as the purchase of new waterbombers to fight forest fires.

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 Capital Infrastructure Investment Plan

Capital Infrastructure Investment Plan Billions of Dollars 2017/18 Actuals 2018/19 Actuals 2016/17 Actuals 2021/22 Actuals 2019/20 Actuals 2020/21 Actuals 2024/25 Budget 2022/23 Actuals 2023/24 Actuals 2027/28 Plan 2025/26 Budget 2026/27 Plan 2028/29 Plan 2029/30 Plan _ Part B and D Investments _ Part A, ORE Self-Funded and Federally Funded Investments _ Crown Corporations (without Manitoba Hydro) _ Crown Corporations (with Manitoba Hydro) 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 Historical Amounts 5 Year Plan 1.6 1.2 1.0 1.4 1.6 1.4 1.8 1.6 1.7 1.9 1.7 1.7 1.7 1.6 1.1 1.5 1.7 0.7 0.7 0.6 0.8 0.6 0.5 0.6 0.8 0.8 0.8 1.0 1.0 1.0 1.0 1.0 1.2 1.6 1.4 3.2 2.6 3.1 3.3 3.7 3.3 3.2 3.2 Source: Public Accounts, Summary Operating and Capital plans

Capital expenditure increases focused on priority areas including: Education Over $20 million additional funds allocated to deliver four of 11 new schools: Devonshire Park, Brandon Southwest, Prairie Pointe and Meadowlands and an additional $14 million increase for infrastructure renewal projects in public schools. Transportation and Infrastructure $55 million increase for infrastructure and transportation projects. Emergency Preparedness Over $81 million for replacing wildfire fighting infrastructure such as water bombers and creating a new fire base at the Thompson airport. Public Service Delivery $11.5 million increase including funding for capital maintenance and renewal of government-owned infrastructure. Health $25 million increase to the base budget for a total of $550 million invested in health facilities and personal care homes. Additional funding for Post-Secondary Institutions, Parks infrastructure, and Manitoba Liquor and Lotteries for asset maintenance and renewal.

Total strategic infrastructure spending in 2025/26 is nearly $3.7 billion and includes $1.9 billion in financed capital projects; over $800 million in capital grants provided to municipalities, infrastructure maintenance, and federal cost shared projects; and $1 billion in capital investments by Crown corporations, including Manitoba Liquor and Lotteries, Manitoba Hydro and Manitoba Public Insurance, supported by consumer-generated revenue.

Total investment of over $16.7 billion in strategic infrastructure is planned over five years, with a medium-term goal to reduce debt financed capital investments.

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Capital Planning for Manitobans

‘Whole of Government’ approach to planning considers the implementation-readiness of capital projects across government and matching capital authority to project status and industry capacity.

The capital plan provides some flexibility by including contingencies and by allowing for the transfer of lapsing capital authority to an alternative government priority such as health care facilities, highways construction, educational and child care centres in our communities, and building social housing. This enables government to reduce borrowing.

2025/26 Capital Infrastructure Investments

Per cent

2025/26 Capital Infrastructure Investments Per cent Source: Operating and capital plans Maintenance and Renovation 58.0% New Asset 25.0% Equipment 9.0% IT 8.0%

Source: Operating and capital plans

Manitoba’s five-year capital plan increasingly features considerations for asset maintenance of Manitoba’s mature asset inventory.

Future operating costs related to program delivery, building operations, and debt servicing costs are considered when crafting Manitoba’s multi-year capital plan.

2025/26 Part B and D Capital Investments

Per cent

2025/26 Part B and D Capital Investments Per cent Source: Operating and capital plans Planning/ Pre-Design 34.0% Tender/Procurement 9.0% Construction 26.0% Various Allocations and Minor Projects 15.0% Design 16.0%

Source: Operating and capital plans

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ECONOMIC REVIEW AND OUTLOOK

Economic Review and Outlook

Manitoba is highly diversified, with ten industries each contributing at least five per cent to the total provincial Gross Domestic Product (GDP). This reflects a broad economic base and a balanced mix of sectors that play a significant role in driving the province’s economic performance. The goods-producing sector generates 27.2 per cent of GDP and private and public services account for a combined 72.8 per cent. Historically, a decline in one area of the economy is offset by growth elsewhere, demonstrating the provincial economy’s resiliency to downturns.

Composition of Manitoba’s Real GDP, 2023

Agriculture, Forestry, Fishing & Hunting: 4.8% Utilities: 3.5% Construction: 6.2% Manufacturing: 10.2% Wholesale: 5.0% Retail: 5.7% Transportation & Warehousing: 7.1% Information & Culture: 2.3% Finance & Insurance: 5.9% Real Estate and Rental & Leasing: 13.3% Professional, Scientific & Technical: 3.6% Management: 0.1% Arts, Entertainment & Recreation: 1.0% Accommodation & Food: 1.8% Other Services: 2.0% Education: 5.5% Health Care & Social Assistance: 9.5% Public Administration: 8.5% Administration, Waste & Remediation: 1.7% Mining and Oil & Gas: 2.5% Goods-Producing: 27.2% Private Services: 49.3% Public Services: 23.5%

Source: Statistics Canada

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Manitoba Economic Outlook

In 2024, Manitoba’s economy outperformed expectations with strong growth and the lowest inflation rate among provinces, following periods of high inflation and tight monetary policy experienced in previous years. While the post-pandemic recovery remains solid, new challenges have emerged, including rising trade tensions between Canada and the United States (U.S.) due to a series of recent tariff impositions. Private forecasters are anticipating increased economic growth in the province over the next two years, though changes to U.S. trade policy could significantly alter this outlook.

Most provinces are expected to see greater growth in 2025 compared to 2024, with real GDP forecasts ranging from 1.5 per cent to 2.4 per cent. Manitoba’s real GDP is projected to increase from 1.1 per cent in 2024 to 1.7 per cent in 2025, ranking sixth among provinces, with growth remaining unchanged at 1.7 per cent in 2026.

MANITOBA ECONOMIC OUTLOOK

	2025F	2026F
Gross Domestic Product
Real	1.7	1.7
Nominal	3.6	3.4
Consumer Price Index	2.0	1.9
Employment	1.7	1.2
Unemployment Rate (%)	5.8	5.5
Population	1.3	1.2

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

Updated: January 20, 2025

F – forecast

Real GDP growth accelerates in 2025 across most provinces Forecasted Real GDP Growth, 2024 and 2025, Provinces and Canada Per cent AB PE SK NL CA BC MB ON NS NB QC 0.0 0.5 1.0 1.5 2.0 2.5 3.0 _ 2024F _ 2025F 1.6 1.5 1.5 2.1 2.4 1.8 2.1 2.1 1.8 1.7 1.7 1.1 1.5 1.3 2.2 2.2 1.5 1.5 2.6 1.1 1.1 1.1 Source: Manitoba Finance Survey of Economic Forecasts F Forecast Note: Canada's 2024 data is actual, not forecasted

Budget 2025 – Economic Review and Outlook | 89

Following a strong post-pandemic rebound, employment growth in Manitoba is expected to slow in 2025, returning to pre-pandemic levels. Employment is expected to increase by 1.7 per cent in 2025, following 2.5 per cent growth in 2024. Lower population growth resulting from immigration cuts may exert downward pressure on employment beginning in 2025.

A fall in real GDP, in addition to the fall in inflation has translated into decreasing nominal GDP growth, from 4.5 per cent in 2023 to 3.8 per cent in 2024. The combined efforts of the Bank of Canada and the Manitoba government have successfully lowered consumer inflation to target levels in 2024, reducing the impact of price growth on nominal GDP.

Moving into 2025, with the uncertainty surrounding tariffs and the reinstatement of the fuel tax on January 1, 2025, inflation is expected to accelerate to 2 per cent, from 1.1 per cent in 2024. While the rising consumer price index (CPI) paired with stronger economic growth is expected to exert upward pressure, nominal GDP is expected to fall slightly from 3.8 per cent in 2024 to 3.6 per cent in 2025, likely due to the influence of other price indexes.

Moderate nominal GDP growth in the coming years is expected to slow the growth of future tax revenues.

Declining inflation moderates nominal GDP outlook Forecasted Nominal GDP Growth, 2024-2026, Manitoba Per cent _ Real Growth _ GDP Deflator 2024F 2025F Source: Manitoba Finance Survey of Economic Forecasts F Forecast 2026F 0.0 1.0 2.0 3.0 4.0 5.0 1.7 1.1 1.7 1.9 2.7 1.7 3.8 3.6 3.4

While the Manitoba economy is expected to perform well in 2024 and 2025, future monetary policy, inflation, persistent supply chain disruptions, geopolitical tensions, environmental events and U.S. trade challenges create uncertainty for the provincial outlook.

Risks to Outlook

The following factors present risks to the outlook that could potentially cause the economy to depart from Budget 2025 expectations.

U.S.-Canada-China Trade Relations

The U.S. remains Manitoba’s largest export destination, accounting for 70.3 per cent of all Manitoba domestic exports in 2024. On March 4, 2025, U.S. President Trump imposed a 25 per cent tariff on most imported goods from Canada and a 10 per cent tariff on energy products. This was followed by an initial 25 per cent retaliatory tariff by the Canadian government on $30 billion worth of U.S. imports. This trade war has introduced significant uncertainty into trade relations and is expected to have far-reaching economic consequences for both Canada and Manitoba. Potential tariffs will increase the cost of Canadian goods in the U.S. market, reducing competitiveness and demand for key exports. Manitoba’s heavily trade-dependent sectors, including manufacturing and agriculture, are particularly vulnerable, with potential declines in production, investment, and employment.

Beyond immediate trade disruptions, the threatened tariffs may have broader economic implications, contributing to higher inflation, slowing GDP growth, and dampening business confidence. With additional retaliatory measures from Canada, the economic impact could escalate further, leading to prolonged trade tensions and greater losses for both economies. As businesses and policymakers navigate these challenges, efforts to diversify export markets, adapt supply chains, and implement strategic fiscal policies will be critical in mitigating the economic fallout.

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In addition, recent tariffs imposed by China on Canadian pork and other agricultural commodities and agri-foods, plus an ongoing anti-dumping investigation into Canadian canola present potential risks to Manitoba’s agriculture industry sales and employment.

Monetary Policy

Between June and March 2025, the Bank of Canada (BoC) has decreased the policy interest rate by 225 basis points to 2.75 per cent, following six consecutive holds at 5.00 per cent. Inflation decelerated considerably in 2024, with Manitoba’s CPI inflation mostly within the BoC’s target range in 2024, mirroring the Canadian trend but remaining lower. With Canada’s inflation below its 2 per cent target as of January 2025, interest rate reductions are likely to continue in 2025.

Progression of Bank of Canada policy interest rate 2023-2025 0.00 1.00 2.00 3.00 4.00 5.00 6.00 Bank of Canada Policy Interest Rate, 2023-2025 Per cent 01-25 2023 Source: Bank of Canada 03-08 2023 04-12 2023 06-07 2023 07-12 2023 09-06 2023 10-25 2023 12-06 2023 01-24 2024 03-06 2024 04-10 2024 06-05 2024 07-24 2024 09-04 2024 10-23 2024 12-11 2024 01-29 2025 4.50 4.50 4.50 4.75 5.00 5.00 5.00 5.00 5.00 5.00 5.00 4.75 4.50 4.25 3.75 3.25 3.00 03-12 2025 2.75

Inflation Outlook

After remaining above the BoC’s target range of 1 per cent to 3 per cent since 2021, inflation in Manitoba finally decelerated to within the target range in 2024. Inflation is expected to rise by 2 per cent on average in 2025, up from 1.1 per cent in 2024. Rising inflation could exert upward pressure on nominal GDP growth. However, increased price growth could reduce household purchasing power, which has been increasing in the last two years as wage growth exceeded inflation. The potential U.S. tariffs, and consequent retaliation from the Canadian government, could create additional inflationary pressure.

Supply Chain Disruptions

Global supply chain bottlenecks and shortages were a key driver of upwards pressure on prices throughout the pandemic recovery. Although the past two years saw improvements in restoring global supply bottlenecks, challenges remain for several key industries, particularly retail and wholesale trade businesses. Changes to U.S. trade policy could potentially harm highly interdependent Canada-U.S. industries that are heavily dependent on Canada-U.S. supply chains.

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Geopolitical Tensions

While there have been some improvements in the global backdrop over the past year, uncertainty remains high. Geopolitical tensions, notably wars in the Middle East and Ukraine could intensify, potentially reducing the global appetite for risk in financial markets or interrupting trade flows.

The ongoing Russia-Ukraine conflict continues to disrupt commodity markets. Canada has imposed the Special Economic Measures (Russia) Regulations in response to Russia’s violation of Ukraine’s sovereignty and territorial integrity. The Regulations restrict trade between Russia and Canada on a wide range of goods and services.

Environmental Events

Climate change and extreme weather events such as droughts, flooding, and wildfires pose threats to the provincial economy and finances as these events can have a material impact on people, communities, jobs, and economic activity.

Uncertainty in the Economic Outlook

The following chart illustrates the uncertainty in the economic outlook due to the above risk factors. The solid line represents the consensus forecasted (i.e., the average), the dashed lines are the highs and lows, and the shaded area represents the range in the forecasts. In 2025, the range of forecasts is 1.5 percentage points, compared to 0.9 points in 2026.

There remains considerable uncertainty in the forecast, especially in 2025 2023 2024F 2025F 2026F 2.0 3.0 4.0 5.0 6.0 0.9pt 1.5pt Range of Nominal GDP Growth Forecasts, 2023-2026, Manitoba Per cent Source: Manitoba Finance Survey of Economic Forecasts F Forecast Consensus Forecast Low and High Forecast

National and International Outlook

Canadian Outlook

Canada recorded a 1.5 per cent increase in real GDP growth in 2024. Heading into 2025, the Canadian economy is showing signs of promise, according to private forecasters. After contending with elevated inflation levels for three years, CPI growth was finally within the one to three per cent target range in 2024, prompting the Bank of Canada (BoC) to begin reducing its policy rate. As a result, business and consumer spending are expected to increase, boosting the country’s economy in 2025.

In June 2024, the BoC initiated its rate cutting cycle, dropping the policy rate by 225 basis points to 2.75 per cent by March 2025. These cuts came after six consecutive holds at 5.00 per cent. Inflation decelerated considerably in 2024, and interest rate cuts are expected

92  |  Budget 2025 – Economic Review and Outlook

to continue in 2025. Canada’s CPI inflation fell within the target range in 2024. With two consecutive 25 basis point cuts in January and March, 2025, further interest rate reductions are likely to continue in 2025. Private forecasters anticipate inflation to meet the BoC target rate of 2.0 per cent and real GDP growth to accelerate to 1.8 per cent in 2025.

For the past two years, historically high immigration levels have helped to alleviate labour shortages that developed following the pandemic, while simultaneously driving up demand for goods and services across the country, including for housing. However, immigration cuts were announced which are expected to have a significant impact on population growth. This is anticipated to improve housing supply relative to the population and relieve upward pressure on housing prices. The deceleration of population growth may also reduce demand and create labour shortages in some regions.

Canadian exports are likely to be positively affected by the forecasted economic upturn in the United States. Agricultural products, such as wheat and fertilizer, should benefit from strong global demand. At the same time, the Canadian housing market has started to show improvement as a result of lower interest rates. Oil and gas-producing provinces like Alberta and Saskatchewan may benefit if energy prices continue to rise. However, Canadian exports, including oil exports, could be seriously impacted by U.S. policy. President Donald Trump has put pressure on the OPEC nations to lower the cost of oil.

Agriculture plays a vital role in Manitoba’s economy, contributing 4.70 per cent to the province’s real GDP in 2023. China remains a key export market for Manitoba’s canola seeds and pork, accounting for 67.5 per cent and 7.1 per cent of 2024 exports, respectively. However, recent tariffs imposed by China on Canadian pork and other agricultural commodities and agri-foods plus an ongoing anti-dumping investigation into Canadian canola present potential risks to Manitoba’s industry sales and employment.

International Outlook

The International Monetary Fund (IMF) summarizes the global forecast as “divergent and uncertain.” In January 2025 the IMF forecasted global growth at 3.3 per cent for both 2025 and 2026, which continues to lag behind the pre-pandemic (2000-2019) annual average of 3.7 per cent. This average global outlook is largely unchanged from the October 2024 World Economic Outlook forecast, though it has been revised to include an improvement in the U.S. growth forecast, balanced out by downward revisions in other countries.

In the short term, the global outlook presents mixed risks. In the U.S., factors like strong wealth effects and monetary easing are driving solid demand, with a potential for stronger growth. In contrast, other countries face downside risks due to high policy uncertainty.

Medium-term risks to growth include the return of inflationary pressures. While global disinflation continues, and global headline inflation is forecast to be 4.2 per cent in 2025 and 3.5 per cent in 2026, inflation is proving sticky in some jurisdictions. Persistent inflation could alter or delay the current monetary policy pivot toward lower interest rates. Other significant medium-term risks include headwinds from ongoing adjustments within the energy sector in Europe and real estate sector in China.

Growth in China came in above the world forecast, expected to grow by 4.6 per cent in 2025. A faster-than-expected stabilization in the property market, and sluggish consumer confidence all contributed to the drag on China’s growth, however these were partially offset by faster than expected growth in net exports.

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Hanging over all of this is the uncertainty associated with trade policy, especially in the U.S. and if affected countries impose retaliatory measures. New tariffs could harm investment, distort trade flows, and disrupt supply chains which have only recently recovered after the COVID-19 pandemic. IMF forecasts assume current policies in place, and consequently potentially change dramatically in response to political dynamics, policy changes, or geopolitical turmoil.

The table below shows the forecasted economic growth rates for Manitoba’s key international trading partners.

INTERNATIONAL ECONOMIC OUTLOOK
	% of MB exports**	2025F*	2026F*
Canada	-	1.8	1.7
United States	70.3	2.7	2.1
China	7.7	4.6	4.5
Japan	4.6	1.1	0.8
Mexico	2.8	1.4	2.0
European Union	2.3	1.0	1.4

*real GDP growth rate (%)

** per cent of exports in 2024

Source: Manitoba Finance Survey of Economic Forecasts and International Monetary Fund

F - Forecast

Manitoba Economic Review

The Manitoba economy showed moderate growth in 2024, cooling slightly in the third post-pandemic year in which the province was fully open. Disinflation, coupled with interest rate reductions, promoted steadily increasing consumer spending in the second half of 2024 and increased capital investment compared to 2023. Some notable highlights for the Manitoba economy included:

•	Manitoba had the lowest inflation rate among the provinces, at 1.1 per cent, falling within the Bank of Canada’s target rate of 1 to 3 per cent.

•	Manitoba’s population growth hit 2.4 per cent in 2023/2024, the second highest since 1972/1973, fueled by record high immigration numbers.

•	Manitoba’s unemployment rate was 5.4 per cent in 2024, the second lowest among the provinces.

See Appendix on page 102 for a comprehensive listing of Manitoba economic statistics.

Overall, the Manitoba economy is estimated to have expanded by an estimated 1.1 per cent in 2024, matching the growth rate of Ontario, Quebec, and British Columbia.

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Inflation

After two years of elevated inflation post-pandemic, consumer inflation in Manitoba is now sitting within the BoC target range of 1 to 3 per cent, on an average annual basis. Manitoba’s consumer inflation in 2024 was the lowest among the provinces, at 1.1 per cent, while Canada experienced a 2.4 per cent average annual price increase. Lower transportation costs (-3.1 per cent), driven in part by Manitoba’s fuel tax holiday, contributed significantly to this slowdown. The temporary suspension of the fuel tax is estimated to have directly lowered inflation in Manitoba by 0.4 percentage points.

Annual average consumer inflation in 2023 was 3.5 per cent in Manitoba and 3.9 per cent in Canada. While inflation remained low in Manitoba throughout 2024, price increases in categories such as food and services continue to be relatively high. The average annual increase in food prices was 3.3 per cent in Manitoba, higher than the Canadian average of 2.7 per cent.

Budget 2025 expects consumer inflation to rise to 2 per cent in 2025 and 1.9 per cent in 2026.

Prices for energy declining, easing inflationary pressure -15.0 -10.0 -5.0 0.0 5.0 10.0 15.0 20.0 Consumer Price Inflation, Components, Weighted 12-month Per Cent Change, Manitoba Per cent Total Jan. 2024 Feb. 2024 Mar. 2024 Apr. 2024 May. 2024 Jun. 2024 Jul. 2024 Aug. 2024 Sep. 2024 Oct. 2024 Nov. 2024 Dec. 2024 Source: Statistics Canada _ Services _ Food _ Durables _ Other _ Energy 0.9 0.8 0.8 0.4 1.3 1.3 1.4 1.8 1.1 0.9 0.8 1.1

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Labour Market

The Manitoba labour market remained resilient in 2024, despite ongoing economic pressures from the BoC’s interest rate hikes. Employment continued its upward trend from 2023, with an annual growth rate of 2.5 per cent. While this is lower than the post-pandemic surges of 2021/2022, it is much closer to the growth seen in 2023, indicating a return to more stable, pre-pandemic levels.

Additionally, Manitoba’s labour force growth remained strong at 3.1 per cent in 2024, which can be attributed to continued high population growth. Manitoba’s unemployment rate averaged 5.4 per cent in 2024, second lowest among provinces and below the national average of 6.3 per cent.

Manitoba unemployment rate second lowest in Canada 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Annual Unemployment Rate, 2024, Provinces and Canada Per cent NL PE AB NB ON NS CA BC SK MB QC Source: Statistics Canada 10.0 8.0 7.0 7.0 7.0 6.5 6.3 5.6 5.4 5.4 5.

Amid the expansion in job creation, labour shortages continued to challenge the Manitoba economy in 2024 but were alleviated with the help of strong international migration. After reaching a historic high of 5.2 per cent in the third quarter of 2022, the job vacancy rate has been on the decline, dropping to 3.3 per cent in the third quarter of 2024. The number of job vacancies in Manitoba is down by 35.6 per cent to 21,170 positions in the third quarter of 2024 when compared to the historical high of 32,875 positions in the third quarter of 2022. Other jurisdictions from across Canada are experiencing similar challenges. In Canada, the job vacancy rate reached its high of 5.6 per cent in the second quarter of 2022 but, like in Manitoba, has steadily declined through 2023 and 2024.

Falling inflation has had a positive effect on real wages in Manitoba. For the last two years, wage growth has exceeded price inflation, resulting in increased purchasing power for consumers. On the other hand, persistent upward pressure on wages poses a challenge to businesses in the form of higher production and operational costs, which limits their capacity to expand and create jobs. In 2024, consumer inflation averaged 1.1 per cent, while wages grew at 3.5 per cent. If the increased gap between the growth in wages and prices persists, inflation may begin to rise once more due to increased demand.

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Budget 2025 expects employment growth to slow from 2.5 per cent in 2024 to 1.7 per cent in 2025, and 1.2 per cent in 2026. The unemployment rate is expected to be 5.8 per cent in 2025.

Manitoba wage growth outpaces inflation Average Wage Growth and Consumer Inflation, Manitoba Per cent _ Wages _ Inflation 2022 2023 Source: Statistics Canada 2024 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 4.6 3.2 3.5 3.5 7.9 1.1

Manitoba Agriculture

The 2024 crop production season began with dry to average soil moisture levels. Producers elected to plant larger seeded crops such as wheat, ahead of small-seeded canola with concerns over germination.

In the last half of May, heavy rains reversed the situation and instead, producers had to manage saturated fields and standing water. This was also far from ideal for canola, which ended up being the late-seeded crop due to these logistics. The rest of the season was reasonably normal with a dry stretch in the middle allowing the wheat, barley and oats to mature for an early harvest, while late season rains benefited soybean yields.

The harvest season was smooth as well with overall production and yields near average, but with high variability from field to field and region to region.

Province-wide, total production was near average with wheat, soybeans, and oats setting new yield records. Canola disappointed on yields in 2024 having the lowest output since 2016. Corn, potatoes and barley each produced average yields.

Throughout 2024, crop prices experienced ongoing pressure and trended lower, continuing what started in late 2022. With marketings about even from 2023 to 2024, but prices lower, farm cash receipts for 2024 are 4.4 per cent lower than the 2023 record.

Expenses, most notably fertilizer, eased slightly in 2024, but overall crop sector profitability was reduced. Looking forward into 2025, the sector is bracing for even tighter margins as crop prices remain at the low end of the range over the past several years, while expenses are expected to hold near 2024 levels.

In terms of moisture, the fall ended with good soil moisture in general, so despite the lower-than-normal snowfall to date, the set up for planting conditions is so far, so good. However, the past few seasons have shown that weather and moisture conditions can change suddenly.

Livestock receipts continued to set record high values in 2024, supported by unprecedented cattle prices and the second highest hog prices following 2022. Increased receipts were seen in 2024 for the cattle, hog, milk, egg, turkey, lamb and miscellaneous livestock sectors. Receipts for the honey and chicken sectors declined. Cattle receipts increased significantly by 3 per cent in 2024 over 2023, to $984 million.

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Tight supplies of cattle in North America and strong beef demand set the stage for strong prices. As of July 1, 2024, the total inventory of cattle and calves at 960,000 head was 4 per cent lower than the same period in 2023. This is the lowest inventory the province has seen since the 1960’s. Beef cow numbers were down 3 per cent to 373,600 head, while beef replacement heifers are down 4 per cent compared to a year ago.

The hog sector is on course for making up for the losses incurred in 2023, with steady sales, and improved prices in 2024. Farm cash receipts for 2024 are 8 per cent higher at $1.58 billion. As of July 1, 2024, the total inventory of hogs and pigs in Manitoba increased by 4 per cent to 3.47 million head. The number of sows and bred gilts increased by 5 per cent to 360,000.

Manitoba ranks number one in Canada for annual sales with 8.66 million head and number one in international exports with 3.23 million head. Looking ahead to 2025, the hog and cattle sectors may experience price volatility if tariffs are implemented in these sectors.

However, a weaker Canadian dollar may offset some of the tariff’s impact, supporting sales and prices. While the cattle and hog industries might contract in size, the dairy, poultry and egg sectors are expected to see moderate growth.

Population

As of October 2024, Manitoba has a population of 1,499,981, making it the fifth-largest province in Canada, representing about 3.6 per cent of the national population. The province has a relatively young demographic, with a median age of 37.3 years, the lowest among the provinces and below the national median of 40.3 years as of July 2024. This youthful population will help sustain Manitoba’s labour force in the years to come.

Since the Manitoba Provincial Nominee Program (MPNP) began in 1998, immigration has consistently contributed to population growth. However, COVID-19 restrictions in 2020 slowed immigration processing times, reducing both population growth and immigration levels. With travel restrictions lifted and a focus on supporting Ukrainians fleeing the Russian invasion, Manitoba saw a significant rise in both permanent and temporary immigration in 2022/23.

In 2023/24, Manitoba’s population grew by 34,946 people, or 2.4 per cent, marking the second-highest growth rate among similar twelve-month periods since at least 1972/73. Immigration played a key role, with 25,366 immigrants arriving, a 4.6 per cent increase from the previous twelve months and the highest since at least 1946/47. The province also saw a net increase of 12,580 non-permanent residents, the second-highest net inflow since at least 1972/73, though down from 26,108 in 2022/23. Contributing factors to this decline included fewer International Mobility Program (IMP) permits (including the Canada-Ukraine Authorization for Emergency Travel), a reduction in Post-graduate Work Permits (PGWPs), and fewer permits issued to international students.

The MPNP continues to attract skilled immigrants. From October 1, 2023, to September 30, 2024, 15,610 people arrived through the program, the second-highest number since its inception, accounting for 61.5 per cent of Manitoba’s total immigration for the period.

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Manitoba's high population growth driven by international migration Twelve-Month Growth (oct. 1 to Sep. 30), Component Contributions Parsons (000's)

With a reduction in the number of planned permanent resident admissions nation wide for 2025 to 2027, it is expected that immigration levels for Manitoba will also be lower, marking a return to more typical pre-pandemic levels. Federal reforms to the International Student Program, including an intake cap, contributed to the decline in Post-secondary International Student permits for 2023/24. It is expected that the lower levels of International Student permits will continue for the next few years. In Manitoba, the MPNP is facing a cut of 50 per cent in 2025, falling from an allotted 9,540 nominations in 2024 to 4,750 in 2025. Over the coming years, these reductions could seriously curtail Manitoba’s population growth, limit the influx of skilled labour, and impact the province’s ability to meet workforce needs, potentially hindering economic growth.

Investments

In 2024, capital spending on non-residential tangible assets in Manitoba increased by 8.3 per cent, following growth of 14.3 per cent in 2023. Manitoba’s 2024 growth rate was above the national average of 4.5 per cent. The health care and social assistance sector had the largest annual growth in capital spending on non-residential tangible assets in Manitoba in 2024, growing by 38.5 per cent from 2023.

The survey on investment intentions for 2025 was conducted from September 2024 to January 2025. According to survey results, capital spending in Manitoba on non-residential tangible assets is expected to decelerate to 3.2 per cent. The mining, quarrying, and oil and gas extraction sector expects to have the largest annual growth in capital spending in 2025, growing by 18.7 per cent.

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In 2025, projected capital spending in the transportation and warehousing sector matches spending in the public administration sector at $1.5 billion. These two sectors are tied for the largest contributor among the sectors, each making up 14.2 per cent of total capital spending in Manitoba. Transportation and warehousing expects to see an increase of 16.2 per cent from $1.3 billion in 2024. Meanwhile, public administration is set to record a decrease of 6.8 per cent from last year, falling from $1.6 billion.

Capital spending continues to decelerate in 2025 Total Capital Spending on Non-residential Tangible Assets, Annual Change

Housing

The housing market showed signs of improvement in the last half of 2024, after experiencing a slowdown in 2023 amidst the BoC’s interest rate hikes to fight inflation. In March 2020, the Bank of Canada (BoC) reduced its policy rate from 1.75 per cent to 0.25 per cent to counter the pandemic’s economic impact, driving a surge in housing demand. From March 2020 to March 2022, Manitoba’s new housing price index (NHPI) jumped from 0.8 per cent to 24.3 per cent, and housing starts grew significantly from -5.8 per cent in 2019 to 9.7 per cent in 2021. However, in March 2022, the BoC began raising its policy rate to combat inflation, reaching 5 per cent by July 2023. This led to a slowdown in the housing market, with Manitoba’s housing starts dropping from 8,095 units in 2022 to 7,104 units in 2023. NHPI growth also decelerated, remaining near zero since March 2023.

Manitoba's new housing price growth flattens Growth in New Housing Price Index (NHPI), Manitoba

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Despite remaining relatively flat for the last two years, the housing market has started to show signs of life. Growth in NHPI showed steady improvement since the initiation of the BoC cutting cycle in June 2024, and housing starts grew considerably from -12.2 per cent in 2023 to 1.2 per cent in 2024. With the BoC expected to continue to cut interest rates and last year’s growth in building permits, we will likely see continued improvement in Manitoba’s housing market in 2025.

Manitoba housing starts beginning to stabilize in 2024 Housing Starts (Total Units in Thousands)

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Appendix

MANITOBA ECONOMIC STATISTICS

2019-2024

	2019	2020	2021	2022	2023	2024
		(Millions of Dollars, unless noted)

Gross Domestic Product[1]

Nominal	74,626	72,963	79,281	87,881	91,872	95,363

Real (chained 2017 dollars)	73,505	70,493	71,498	74,505	75,764	76,597

Investment

Residential Construction	3,665	3,791	4,999	5,300	5,031	6,360

Housing Starts All Areas (Units)	6,946	7,314	8,023	8,095	7,104	7,191

Building Permits	3,554	3,018	3,853	3,818	4,078	4,730

Non-Res. Building Construction	2,110	2,330	1,897	1,995	2,293	2,639

Non-Res. Capital Investment	9,476	7,944	7,668	7,964	9,101	9,854

Private Capital Investment	5,706	4,749	4,826	5,214	5,802	5,765

Public Capital Investment	3,771	3,196	2,842	2,751	3,299	4,089

Sectors

Manufacturing	18,935	18,628	21,321	25,208	26,352	26,456

Retail Trade	21,470	21,456	24,315	26,399	26,827	27,271

Wholesale Trade	18,425	18,541	20,325	22,836	43,705	45,138

Farm Cash Receipts	6,674	7,005	8,517	9,783	10,248	9,793

Crops	4,020	4,370	5,316	6,130	6,607	5,936

Livestock	2,399	2,339	2,783	3,018	3,284	3,449

Direct Payments	255	295	418	634	357	408

Foreign Merchandise Exports

Total	15,925	15,751	17,436	20,712	21,469	20,559

USA	12,095	10,997	12,320	15,274	15,479	14,454

Non-USA	3,830	4,754	5,116	5,439	5,990	6,105

Labour Market

Labour Force (000s)	698.9	692.0	709.8	720.5	743.1	766.2

Employment (000s)	661.6	635.6	664.0	687.9	706.8	724.4

Participation Rate (%)	67.1	65.7	66.8	66.7	67.1	66.8

Unemployment Rate (%)	5.3	8.1	6.5	4.5	4.9	5.4

Youth Unemployment Rate (%)	10.7	16.3	11.5	8.3	9.5	10.6

Average Weekly Earnings ($)	958.98	993.44	1,023.43	1,056.59	1,104.41	1,143.56

Compensation of Employees ($M)	36,678	36,308	38,848	41,233	43,844	45,600

Consumer Price Index

(2002=100)	136.8	137.5	142.0	153.2	158.6	160.3

Population

July 1st estimates (in thousands)	1,370.0	1,380.1	1,391.9	1,412.6	1,454.7	1,494.3

1 2019 to 2023 are from Statistics Canada; 2024 is from the Manitoba Finance Survey of Economic Forecasts (2025-01-20)

Source: Manitoba Bureau of Statistics and Statistics Canada

Totals in the statistical tables may not add due to rounding.

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MANITOBA ECONOMIC STATISTICS

2019-2024

	2019	2020	2021	2022	2023	2024
	(Annual Percentage Change)

Gross Domestic Product[1]

Nominal	1.7	(2.2)	8.7	10.8	4.5	3.8

Real (chained 2017 dollars)	1.2	(4.1)	1.4	4.2	1.7	1.1

Investment

Residential Construction	8.9	3.4	31.9	6.0	(5.1)	26.4

Housing Starts All Areas	(5.8)	5.3	9.7	0.9	(12.2)	1.2

Building Permits	19.5	(15.1)	27.6	(0.9)	6.8	16.0

Non-Res. Building Construction	11.7	10.4	(18.6)	5.2	14.9	15.1

Non-Res. Capital Investment	0.9	(16.2)	(3.5)	3.9	14.3	8.3

Private Capital Investment	10.4	(16.8)	1.6	8.0	11.3	(0.6)

Public Capital Investment	(10.7)	(15.2)	(11.1)	(3.2)	19.9	23.9

Sectors

Manufacturing	(0.3)	(1.6)	14.5	18.2	4.5	0.4

Retail Trade	0.8	(0.1)	13.3	8.6	1.6	1.7

Wholesale Trade	(4.2)	0.6	9.6	12.4	91.4	3.3

Farm Cash Receipts	0.6	5.0	21.6	14.9	4.8	(4.4)

Crops	(4.3)	8.7	21.6	15.3	7.8	(10.2)

Livestock	6.4	(2.5)	19.0	8.5	8.8	5.0

Direct Payments	42.1	15.8	41.4	51.8	(43.7)	14.3

Foreign Merchandise Exports

Total	2.8	(1.1)	10.7	18.8	3.7	(4.2)

USA	10.7	(9.1)	12.0	24.0	1.3	(6.6)

Non-USA	(16.0)	24.1	7.6	6.3	10.1	1.9

Labour Market

Labour Force	0.6	(1.0)	2.6	1.5	3.1	3.1

Employment	1.2	(3.9)	4.5	3.6	2.7	2.5

Average Weekly Earnings	(0.7)	(2.1)	1.7	(0.1)	0.6	(0.4)

Compensation of Employees	(11.7)	52.8	(19.8)	(30.8)	8.9	10.2

Consumer Price Index

(2002=100)	2.2	0.5	3.3	7.9	3.5	1.1

Population

July 1st estimates	1.3	0.7	0.9	1.5	3.0	2.7

1 2019 to 2023 are from Statistics Canada; 2024 is from the Manitoba Finance Survey of Economic Forecasts (2025-01-20)

Source: Manitoba Bureau of Statistics and Statistics Canada

Totals in the statistical tables may not add due to rounding.

Budget 2025 – Economic Review and Outlook  |  103

FISCAL OUTLOOK AND FISCAL INDICATORS

Fiscal Outlook

Manitoba’s fiscal outlook is informed by the economic outlook and review. The interim forecasted for the 2024/25 fiscal year, which will be finalized in the Public Accounts, is a deficit of $1,239 million, an improvement from a $1,971 million deficit in 2023/24. The Budget 2025 plan is a deficit of $794 million for fiscal year 2025/26, an improvement from the previous two years. This is followed by a sustained improvement in the deficit in the medium term, with a surplus estimated for 2027/28.

Reflecting a resilient economy and prudent financial management, the medium-term fiscal plan shows an improving fiscal condition. The deficit for 2025/26 fiscal year is estimated at $794 million. This is projected to continuously improve over the medium term, with a surplus of $10 million in 2027/28.

With an increased emphasis on capital spending in Budget 2025, Manitoba’s net debt to GDP ratio will increase in 2025/26 and 2026/27 before declining the following year, decreasing from 37.1 per cent in 2026/27 to 36.8 per cent in 2027/28. This improvement is supported by sustained economic growth, balanced multi-year infrastructure investment plan, and fiscal policy adjustments aimed at balancing annual expenses with expected revenue growth.

FISCAL SUMMARY AND OUTLOOK

	Forecast	Budget	Medium Term

	2024/25F	2025/26B	2026/27P	2027/28P

	Millions of Dollars

Total Revenue	23,367	25,256	26,128	26,982

Expenses

Programs Spending	22,173	23,513	23,973	24,444

Debt Servicing Costs	2,333	2,337	2,432	2,478

Total Expenses	24,506	25,850	26,405	26,922

Surplus (Deficit) before Contingency	(1,139)	(594)	(277)	60

Revenue Contingency	(100)	(200)	(50)	(50)

Operating Surplus (Deficit)	(1,239)	(794)	(327)	10

Net Debt as a Per Cent of GDP	36.1%	36.9%	37.1%	36.8%

 F - Forecast, B - Budget, P - Projections

 Source: Provincial budget and annual report documents, and Manitoba Finance calculations.

106  |  Budget 2025 – Fiscal Outlook and Fiscal Indicators

Fiscal Indicators

Manitoba’s fiscal outlook reflects a strategic commitment to sustainable economic management, operational flexibility, and resilience against external dependencies. While challenges remain, key fiscal indicators reveal a trajectory toward enhanced fiscal health, underscored by prudent investment and plans for a path to fiscal balance.

These indicators focus on sustainability, flexibility, and vulnerability, which are essential for assessing the government’s ability to deliver services, adapt to changing economic conditions, and manage external dependencies effectively.

Sustainability Indicators

Sustainability indicators assess the government’s capacity to maintain its programs and services over the long-term without accumulating unsustainable levels of debt or imposing undue financial burdens on future generations. These measures of fiscal performance include:

Expenses as a Share of GDP:

This measures government spending relative to the size of the provincial economy, measured by nominal Gross Domestic Product (GDP). It provides insight into how well expenses align with economic growth and resource availability. A consistent or declining ratio indicates prudent fiscal management, whereas a rising ratio may signal overextension of resources.

The following graph shows Manitoba’s total expenses as a share of the economy peaked at 28.4 per cent in 2020/21, as pandemic-related spending increased total expenses, while the economy contracted. Withdrawal of pandemic-related spending coupled with a strong rebound in the economy, lowered the ratio to 24.9 per cent in 2022/23.

Inflationary pressures and government wage settlements drove the ratio higher in 2023/24 and 2024/25. However, expense sustainability is anticipated to improve, with the ratio expected to decline as inflation returns to long-term trends over the medium term. Additionally, the government’s focused efforts to align expenses with revenues to achieve fiscal balance in the medium-term, contribute to the projected improvement in this indicator.

Total Expenses as a Share of Provincial GDP

Total Expenses as a Share of Provincial GDP Percentage of GDP Source o: Provincial and annual report documents, Statistics Canada and Manitoba Finance calculations.Notes: A-Actual F-Forecast B-Budget P-Projections

Budget 2025 – Fiscal Outlook and Fiscal Indicators  |  107

Annual Operating Surplus (Deficit) as a Share of GDP:

This indicator reflects the difference between revenues and expenses as a percentage of GDP, highlighting the government’s ability to balance its budget – a current focus of the government. Persistent deficits may indicate challenges in aligning revenues and expenses, while surpluses signal fiscal stability.

The impact of the pandemic on the province is evident in fiscal 2020/21, which recorded Manitoba’s largest annual deficit-to-GDP ratio at 2.9 per cent, as shown in this diagram.

Annual Operating Surplus (Deficit) as a Share of Provincial GDP

Soure: Provincial budget and annual report documnts, Statistics Canada and Manitoba Finane calculations. Notes: A-Actual F-Forecast B-Budget P-projections

Subsequent years saw an improvement. The results for fiscal 2024/25 will be published in the Public Accounts in September 2025; however, the third Quarter Report indicates a deterioration in the deficit ratio compared to budget expectations. This decline was driven by a combination of factors, including inflationary pressures and unfavourable weather conditions, which exerted substantial upward pressure on expenses and downward pressure on revenues.

With improved revenue generation and controlled expenses, the province is positioned to achieve a surplus-to-GDP ratio of approximately 0.0 per cent by 2027/28, demonstrating fiscal sustainability.

Net Debt as a Share of GDP:

This indicator represents the accumulation of past deficits and financial obligations relative to GDP. It shows the extent to which future revenues will be required to service past liabilities. A declining net debt-to-GDP ratio reflects an increasing ability to sustain programs and services, and a reduced reliance on borrowing relative to the size of the economy.

As in most provinces, Manitoba’s net debt as a percent of GDP (net debt-to-GDP ratio) peaked in 2020/21 at 38.9 per cent, due to a record deficit. An improvement in Manitoba’s financial position brought the ratio down to 34.3 per cent in fiscal year 2022/23.

However, increasing demand for universally provided government services such as health care, education, and social services, combined with higher inflation and interest rate pressures on capital projects initiated prior to 2024/25 are expected to impact the net debt-to-GDP ratio over the next three years, but projected to stabilize at 36.9 and 37.1 per cent in 2025/26 and 2026/27, respectively.

108  |  Budget 2025 – Fiscal Outlook and Fiscal Indicators

The ratio is expected to decrease thereafter as economic growth outpaces borrowing, with several factors expected to contribute to the decline. This includes a boost in revenue supported from a material increase in annual incomes earned by Manitobans, easing pressure on expenses from lower rates of expected inflation, combined with the provincial government’s sustainable plan to balance longer-term infrastructure needs (e.g., more medical and educational facilities), with a goal to responsibly return to balance in fiscal year 2027/28.

Flexibility Indicator

The flexibility indicator measures the government’s capacity to respond to changing economic and financial conditions, including the ability to adjust spending or revenue policies without compromising its commitments. This indicator focuses on:

Public Debt Charges to Total Revenue:

This indicator assesses the proportion of government revenue used to service debt. A lower ratio signifies greater financial flexibility, as more revenue is available to be disbursed for current programs and services. Rising debt charges can constrain fiscal options and reduce responsiveness to emerging needs.

Manitoba’s summary debt servicing costs are forecasted at $2,333 million in 2024/25, which includes debt servicing costs for Manitoba Hydro. Mostly due to high interest rates on major capital projects initiated in 2023/24 and 2024/25, these costs are expected to increase to $2,337 million in 2025/26. As a share of total revenue, debt servicing costs are expected to fall to 9.3 cents for every revenue dollar in 2025/26. This is an improvement from 2024/25, as recovery in revenue reduces the proportional burden of interest payments, with the trend projected to continue into the medium term. By maintaining low borrowing costs and leveraging favourable credit conditions, the government ensures fiscal room for essential services and contingencies.

Public Debt Charges to Total Revenue

Soure: Provincial budget and annual report documents, and Manitoba Finance calculations. Notes: A-Actual F-Forecast B-Budget P-projections Percentage of Revenue

Budget 2025 – Fiscal Outlook and Fiscal Indicators  |  109

Vulnerability Indicator

Vulnerability indicators evaluate the government’s reliance on external revenue sources, which may be beyond its direct control, notably federal transfers. These measures highlight the potential risks to fiscal stability from changes in external funding conditions. This indicator focuses on:

Federal Transfers to Total Revenue:

This ratio measures the extent to which the government depends on federal transfers as a revenue source. High dependency may expose the province to risks from changes in federal policies or funding levels. A balanced ratio indicates greater fiscal independence and resilience.

Federal transfers as a share of total revenue will peak in 2025/26 mostly due to increases in Equalization payments, as well as renewals and introduction of new cost shared programs with the federal government; more details on federal transfers are provided in the Federal-Provincial Fiscal Arrangements section of Budget 2025. This reflects a high dependency on revenues from the Government of Canada, but this is projected to decline in the medium term as own-source revenues improve.

While this reliance underscores vulnerability to federal fiscal policy changes, the province’s efforts to bolster own-source revenue and diversify its economic base will mitigate risks over time.

Federal Transfers to Total Revenue

Soure: Provincial budget and annual report documnts, Statistics Canada and Manitoba Finane calculations. Notes: A-Actual F-Forecast B-Budget P-projections Percentage of Revenue

Conclusion

The integration of sustainability, flexibility, and vulnerability indicators into Budget 2025 plans provides a comprehensive framework for understanding government’s fiscal strategy. These indicators help Manitobans assess government’s ability to manage resources effectively, respond to economic changes, and minimize financial risks. These indicators are also provided in the Annual Report and Public Accounts.

By closely monitoring these metrics, the Manitoba government demonstrates its commitment to fiscal responsibility, transparency, and long-term economic stability.

110  |  Budget 2025 – Fiscal Outlook and Fiscal Indicators

Credit Rating

Credit rating agencies monitor the government’s progress on the fiscal strategy and assess the credit worthiness of the province and its ability to pay back debt obligations. Investors make decisions to buy Manitoba bonds based partially on the credit ratings assigned by rating agencies.

Manitoba bonds are rated A+ with stable outlook by Standard and Poor’s, Aa2 stable by Moody’s and A(high) stable by DBRS. Manitoba bonds require a formal rating in order for some investors to consider investing in Manitoba.

When evaluating provincial government credit, rating agencies look at several factors that reflect creditworthiness of provincial finances. Factors considered include economic conditions and growth, fiscal management and performance, liquidity levels and the overall debt burden.

Manitoba provides rating agencies with consistent and updated information on factors used to determine the rating outlook.

Provincial Credit Ratings	Moody’s	S&P	DBRS
	Rating	Rating	Rating
Province of Alberta	Aa2	AA-	AA

Province of British Columbia	Aaa	AA-	AA(H)

Province of Manitoba	Aa2	A+	A(H)

Province of New Brunswick	Aa1	A+	A(H)

Province of Newfoundland	A1	A	A

Province of Nova Scotia	Aa2	AA-	A(H)

Province of Ontario	Aa3	AA-	AA

Province of Prince Edward Island	Aa2	A	A

Province of Quebec	Aa2	AA-	AA(L)

Province of Saskatchewan	Aa1	AA	AA(L)

Budget 2025 – Fiscal Outlook and Fiscal Indicators  |  111

BORROWING AND DEBT MANAGEMENT STRATEGY

Borrowing and Debt

Management Strategy

Manitoba raises funds in both Canadian and international

capital markets. This provides the Manitoba government

with a cost-effective source of financing.

Introduction

The Manitoba government engages in both domestic and international capital markets, to manage the cash requirements of the government. The government also borrows on behalf of Manitoba Hydro, with principal and interest payments fully recoverable from the corporation. Manitoba Hydro pays the province a guarantee fee for borrowing it executes on behalf of the corporation.

In fiscal 2025/26, the government will reduce the guarantee fee to 0.40 per cent, allowing the corporation to manage its debt while making investment in upgrading and expanding the electrical grid.

Borrowing Authority

The borrowing authority is set out in section 49.1 of The Financial Administration Act, allowing the Minister of Finance to raise funds on behalf of the province. The Act sets limits for debt outstanding in a given year for both the Manitoba government and Manitoba Hydro. These limits are reviewed and adjusted annually based on expected new cash requirements plus a contingency amount. The Act also allows for an increase in extraordinary circumstances. Currently, the limits are set at $44.4 billion for the province and $29.3 billion for Manitoba Hydro.

STATEMENT OF DEBT ESTIMATE (SEC. 49.1 OF THE FINANCIAL ADMINISTRATION ACT)
All amounts in millions of Canadian $	2023/24 Actual	2024/25 Forecast	2025/26 Forecast

The Debt of the government reporting entity excluding Manitoba Hydro	$34,181	$37,089	$39,266

Borrowing Authority Limit of government reporting entity excluding Manitoba Hydro	$44,400	$44,400	$44,400

Available Authority	$10,219	$7,311	$5,134

All amounts in millions of Canadian $	2023/24	2024/25	2025/26

	Actual	Forecast	Forecast

The Debt of Manitoba Hydro	$24,659	$25,364	$25,629

Borrowing Authority Limit of Manitoba Hydro	$29,300	$29,300	$29,300

Available Authority	$4,641	$3,936	$3,671

114  |  Budget 2025 – Borrowing and Debt Management Strategy

Debt Management Strategy

To ensure market availability to complete its borrowing program, Manitoba raises funds in both domestic and international capital markets.

A well-established domestic program is the primary source of funding for the province, for both short- and long-term borrowing. Manitoba’s short-term borrowing program provides a cost-effective option for financing, as well as provide liquidity for the province. The program primarily raises funds through a weekly 91-day Treasury-Bill Auction. To augment the Treasury-Bill program, there is authority in place to issue promissory notes for immediate cash requirements if necessary.

The majority of Manitoba’s funding is raised in long-term markets with the focus on benchmark size issues in 10- and 30-year terms. This ensures a robust secondary trading market in Manitoba bonds that is critical to investors. During fiscal year 2024/25, Manitoba also strategically accessed the domestic market with the issuance of an ultra-long bond to diversify its domestic borrowing program.

International Markets

To ensure access to international markets, Manitoba has established formal programs that are filed with regulators in the U.S., Europe and Australia. Having the ability to issue in international markets increases access to capital while also diversifying the province’s investor base.

Manitoba will borrow in international markets when the costs are competitive relative to the domestic market. This strategy has generated savings for the province in the past. The Manitoba government has no foreign currency risk as all international issuance is converted back to Canadian dollars.

During fiscal year 2024/25, Manitoba accessed the U.S. Dollar market with a 10-year Global Benchmark issuance for USD $1 billion, an AUD $600 million benchmark transaction, a CHF340-million transaction, and a EUR135-million private placement.

Risk Management

A key component of Manitoba Finance’s debt management strategy is the use of derivative instruments for managing financial risks. These are used to mitigate the following:

•	Asset Liability Risk – alter pattern or characteristics of debt service payments to facilitate a balanced asset and liability match of the Loans and Advances program

•	Foreign Currency Risk – to eliminate foreign exchange exposure while taking advantage of pricing arbitrage by facilitation of offshore funding

•	Interest Rate Risk – to provide financial stability by reducing the impact of interest rate volatility

•	Refinancing Risk – to provide long-term interest rate protection required to match long-term funding obligations

Budget 2025 – Borrowing and Debt Management Strategy  |  115

Treasury Management System

Given the amount of financial risk inherent in government borrowing and debt management programs, Manitoba entered into a six-year contract with FIS for the implementation of their Treasury Management System, Quantum. Once fully implemented, the new system will meet modern standards, best practices, and satisfy Treasury’s specific and critical business and risk requirements. From the new system, the division will develop enhanced value-added reporting, as well as more robust risk management and forecasting models.

Investor Relations

As Manitoba is competing with other entities for a finite amount of investor capital, it is imperative that the purchasers of Manitoba’s bonds are continually updated on the financial and strategic objectives of the government.

The province participates in government finance conferences, as well as having regular meetings with domestic and international investors to ensure they have the credit analysis of the province completed before the province accesses the market. Investors also utilize reports from the credit rating agencies to facilitate their evaluation of the province. Manitoba Finance officials are regularly engaged with these agencies to ensure they are fully apprised on the economic, financial and fiscal environment in Manitoba.

Liquidity

The amount of liquidity Manitoba retains depends on the level of uncertainty in capital markets at any given time, and ensures preparedness for unexpected expenditures and market disruptions.

Market volatility and uncertainty is expected to continue through fiscal year 2025/26, creating the need for healthy cash reserves, and provides flexibility for accessing the market. As a result, the government continues to maintain six-months of forecasted cash requirements on hand.

Manitoba’s cash reserves are made up of liquid, short-term instruments in the province’s money-market fund, and includes investments in the Fiscal Stabilization Account and the Provincial Sinking Fund. Manitoba invests only in high-quality liquid instruments such as Government of Canada, provincial government, and municipal bonds.

116  |  Budget 2025 – Borrowing and Debt Management Strategy

2024/25 Borrowing Updates

As of March 11, 2025, the Manitoba government has raised $6.5 billion in fiscal year 2024/25.

Manitoba raised 60 per cent of its fiscal year 2024/25 borrowing in the Canadian domestic capital markets. The Manitoba government also transacted in international markets, including $1.37 billion Canadian Dollar equivalent in U.S. dollars, and $820 million Canadian Dollar equivalent in Australian, Swiss and European markets.

Current gross outstanding debt, as of March 11, 2025, is $64.5 billion.

Debt Outstanding by Currency (as of March 11, 2025)

Billion of Dollars and Per cent Share of Total

Debt Outstanding by Currency (as of March 11, 2025) Billion of Dollars and Per cent Share of Total CAD Public Debentures 38.993, 60.4% Hong Japanese Kong Dollars Yen 0.196, 0.185, 0.3% 0.3% New Swedish Zealand Krona Dollar 0.215, 0.069, 0.3% 0.1% Swiss Franc 1.348, 2.1% Australian Dollar 1.966, 3.0% CAD Short-Term 3.275, 5.1% Euros 3.792, 5.9% USD Public Debentures 4.569, 7.1% CAD MTN 9.925, 15.4% Source: Manitoba Finance

Source: Manitoba Finance

Budget 2025 – Borrowing and Debt Management Strategy  |  117

2025/26 Borrowing Requirements

Borrowing requirements in fiscal year 2025/26 are forecasted to be $5.9 billion. This amount includes $1.9 billion of pre-funding for fiscal year 2026/27, which is in line with the current practice of staying six-months ahead of cash needs. Both domestic and international capital markets will be utilized in order to complete these requirements.

 BORROWING REQUIREMENTS 2025/26

	Refinancing	New Cash Requirements	Estimated Repayments	Gross Borrowing Repayments	Pre-Borrowed March 31, 2025	Pre-Funding March 31, 2026	Borrowing Requirements
	(Millions of Dollars)

Government Business Enterprises
Manitoba Hydro-Electric Board	1,165	265	-	1,430	-	-	1,430

Subtotal	1,165	265	-	1,430	-	-	1,430

Other Borrowings
General Purpose Borrowings	1,670	645	-	2,315	(1,860)	910	1,365
Capital Investment Assets	770	903	(419)	1,254	(881)	242	615
Health Facilities	200	726	(123)	803	-	85	888
Other Crowns and	60	1,021	(262)	819	(94)	70	795
Organizations
Public School Divisions	-	160	(55)	105	(20)	75	160
Teachers’ Retirement	-	-	-	-	-	500	500
Allowances Fund
Civil Service Superannuation	100	-	-	100	-	80	180
Pension Fund

Subtotal	2,800	3,455	(859)	5,396	(2,855)	1,962	4,503

Total Borrowing Requirements*	3,965	3,720	(859)	6,826	(2,855)	1,962	5,933

* Total borrowing requirements, forecasted at $5.9 billion, do not include any borrowings that may be required to respond to potential tariff impacts.

Borrowing Requirements – Mid-Term Outlook

In line with the government’s fiscal outlook, new borrowing to fund deficit requirements are forecasted to decrease in the future as the fiscal position improves in line with the Fiscal Responsibility and Taxpayers Protection Act.

As a result, the medium-term borrowing forecast shows new cash requirements to average $2.6 billion per year, with the most significant portion being attributable to capital requirements. Refinancing of maturing debt will average approximately $2.8 billion per year, resulting in a total average borrowing of $5.5 billion per year in the medium-term. The following table outlines expected future borrowings.

Fiscal Year	26/27	27/28	28/29

New Cash	$2,480	$2,744	$2,636

Refinancing	$1,579	$2,739	$4,126

Total	$4,059	$5,483	$6,762

In Millions of $ CAD

118  |  Budget 2025 – Borrowing and Debt Management Strategy

Debt Maturity Schedule

As of March 11, 2025, the province has gross outstanding long-term debt of $64.5 billion, with maturity dates ranging from June 2, 2025, to September 5, 2120. As of March 31, 2024, the weighted average term to maturity of the province’s debt was 15.01 years, at a weighted average cost of 3.7 per cent.

Debt Maturity Profile

Debt Maturity Profile Billions of Dollars 5.0 4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 20252026202720282029203020312032203320342035203620372038203920402041204220432044 204520462047204820492050205120522053205420552056205720582059206020612062206320642065206620672068206920702071207220732121 - Source: Manitoba Finance 2074 * Excludes short-term debt and other liabilities, and the incremental impact of future financing.

Debt Servicing Costs

Summary public debt costs for 2024/25 are forecasted to be $2.333 billion, $66 million higher than Budget 2024 due to higher-than-forecasted interest rates and higher borrowing requirements from budget.

For fiscal year 2025/26, summary public debt expense are forecasted to be $2.337 billion.

Manitoba is forecasting an average interest rate for term borrowings during 2025/26 to be 4.6 per cent. A one-percentage point increase in interest rates for an entire year will result in an estimated increase in debt servicing costs of $52.7 million.

Budget 2025 – Borrowing and Debt Management Strategy  |  119

FEDERAL-PROVINCIAL FISCAL ARRANGEMENTS

Federal-Provincial Fiscal Arrangements

The Canadian Constitution assigns responsibility for the design and delivery of key public services, such as health care, education and social services, to the provinces and territories. The federal government has a role to play in providing fiscal transfers to the provinces and territories to help them meet these responsibilities, but the provinces and territories remain the primary funders of these services.

Flexible and predictable funding that allows the provinces and territories to meet their unique needs, primarily through the major federal transfer programs, is the best way for the federal government to support the provinces and territories.

The three major federal transfers – the Canada Health Transfer (CHT), Canada Social Transfer (CST) and Equalization – will account for about 29 per cent of Manitoba’s total summary revenue in 2025/26. Over the past five years, the major transfers have grown by $2.4 billion, or 50 per cent. Manitoba’s major transfer allocation is $7.3 billion in 2025/26, up $443 million, or 6.5 per cent, from 2024/25. Equalization will account for more than half of Manitoba’s total federal transfers in 2025/26.

The federal government also provides funding to the provinces and territories through targeted, time-limited and often cost-shared bilateral agreements. In 2025/26, Manitoba expects to receive around $1.6 billion through these other fiscal arrangements, representing 18 per cent of the province’s total 2025/26 federal transfers. This is up from $1.3 billion (16 per cent of total transfers) in 2024/25.

Major Federal Transfer Allocations in 2025/26

Millions of Dollars

Major Federal Transfer Allocations in 2025/26 Millions of Dollars Equalization 4,689, 53% Other Transfers 1,638, 18% Canada Social Transfer (CST) 629, 7% Canada Health Transfer (CHT) 1,974, 22% Source: Finance Canada and Manitoba Finance

Source: Finance Canada and Manitoba Finance

122  |  Budget 2025 – Federal-Provincial Fiscal Arrangements

Major Federal Transfers

The federal government allocates the major health and social transfers – the CHT and CST – to the provinces and territories on an equal per capita basis. The total CHT envelope grows annually in line with growth in national nominal GDP, with a temporary five per cent annual growth floor until 2027/28. The floor is currently scheduled to revert back to three per cent in 2028/29.

The CST has a fixed annual growth rate of three per cent. For these reasons, the CHT and CST are relatively predictable, although not necessarily adequate, sources of funding for the provinces and territories.

The total federal Equalization amount grows annually in line with the national economy. Payments are allocated to provinces based on estimates of all provinces’ revenue raising capacity or “fiscal capacity.”

MAJOR FEDERAL TRANSFER ALLOCATIONS*,

MANITOBA, 2021/22 TO 2025/26

(Millions	2021/	2022/	2023/	2024/	2025/
of Dollars)	22	23	24	25	26
Canada Health Transfer (CHT)**	1,571	1,641	1,794	1,885	1,974
Canada Social Transfer (CST)	564	579	596	612	629
Equalization	2,719	2,933	3,510	4,352	4,689
Total	4,853	5,153	5,900	6,849	7,291

Source: Finance Canada

*	CHT and CST prior year adjustment payments are included in the corresponding allocation year.
**	Core CHT only. Excludes CHT top-ups received in 2021/22 ($145M), 2022/23 ($72M), and 2023/24 ($72M).

Note: Totals may not add up due to rounding

Canada Health Transfer and

Federal Health Funding

The CHT is the major federal transfer program in support of health care, which is the single largest expense item of provincial and territorial governments, including Manitoba. Health care expenses are expected to continue to grow as the Canadian population ages.

The CHT is also the largest of the major federal transfers. It provides provinces and territories with predictable and largely unconditional funding, allocated on an equal per-capita basis.

A reduction in the annual CHT growth rate in 2017/18, from a fixed six per cent per year to a three-year moving average of national nominal GDP growth, with a minimum three per cent annual growth guarantee, has reduced federal health transfers to the provinces and territories by billions of dollars compared to what would have been received under the fixed six per cent CHT growth formula. For Manitoba, it has reduced federal health funding by hundreds of millions of dollars since 2017/18. Provinces and territories continue to urge the federal government to collaborate as a full partner on the long-term sustainability of health care systems across the country.

Manitoba’s 2025/26 CHT allocation is just under $2 billion, up $89 million, or 4.7 per cent, from 2024/25. Manitoba will spend $9.4 billion on health care services in 2025/26, representing around 36 per cent of the province’s total expenses. The CHT will represent an estimated 21 per cent of Manitoba’s health expenses in 2025/26. Overall, including funding provided through the 10-year bilateral health agreements that began in 2023/24 and some other targeted funding arrangements, federal health transfers will represent an estimated 25 per cent of Manitoba’s total health expenses in 2025/26.

The 10-year federal health care funding arrangements with the provinces and territories will be in effect from 2023/24 to 2032/33. The arrangements are providing some additional funding through the CHT, but the majority of additional funding is being provided through targeted, bilateral health agreements between each province/territory and the federal government. The additional CHT is being provided through a previously announced $2 billion pandemic-related “CHT top-up” in 2023/24 and a temporary increase to the annual CHT growth guarantee, from three per cent to five per cent, from 2023/24 to 2027/28.

Budget 2025 – Federal-Provincial Fiscal Arrangements  |  123

In the first three years of the five years it will be in place, the five per cent CHT growth guarantee has had a very small impact on CHT funding, providing only an additional 0.5 per cent cumulative increase in CHT funding compared to the status quo growth escalator to date.

•	The CHT growth guarantee was not a factor in 2023/24 or 2024/25 because of strong growth in nominal GDP in 2021 and 2022, largely due to high inflation.

•	It is worth noting that post-pandemic inflation also put upward pressure on overall health care costs faced by provincial and territorial governments.

•	The five per cent growth guarantee will provide an estimated additional $713 million nationally, and $26 million to Manitoba, in 2025/26.

•	It is expected it will also provide additional funding in 2026/27 and 2027/28. The actual amount of additional funding compared to the status quo will depend on growth in national nominal GDP.

Canada Social Transfer

The CST supports post-secondary education, social assistance and social services, as well as early childhood development and early learning and child care. The CST has a fixed, three per cent annual growth rate, and is distributed to provinces and territories on an equal per-capita basis. The sole condition for the CST is that there be no minimum residency requirements for people seeking to receive social assistance. Manitoba’s 2025/26 CST allocation is $629 million, up $17 million, or 2.7 per cent, from 2024/25.

Equalization

Manitoba will receive $4.7 billion in Equalization in 2025/26, up $337 million, or 7.7 per cent, from 2024/25. Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador received a combined $26.2 billion in Equalization in 2025/26. British Columbia, Alberta and Saskatchewan did not receive Equalization.

The Equalization program brings receiving provinces up to the 10-province average of fiscal capacity (approximately). Adjustments are made to ensure that the overall program envelope grows in line with national nominal GDP, and that payments do not result in receiving provinces having higher post-Equalization fiscal capacity than non-receiving provinces.

Manitoba’s increase in Equalization in 2025/26 is mainly due to growth in the overall size of the program – which in 2025/26 will be based on growth in national nominal GDP in 2024, 2025, and 2026 – and relatively lower fiscal capacity growth compared to some of the other provinces. Program calculations are based on a three-year, weighted moving average of provincial revenues, with a two-year data lag. For example, Manitoba’s 2025/26 payments are based on data from 2021/22, 2022/23 and 2023/24.

The Equalization program is reviewed and renewed on a regular five-year cycle, as stipulated in the federal legislation governing the program, the Federal-Provincial Fiscal Arrangements Act. The federal government, in consultation with the provinces and territories, recently concluded the 2024 renewal process. The resulting improvements to the program, which resulted in higher payments for Manitoba compared to the previous program design, came into effect for 2024/25 payment calculations and are scheduled to remain in effect until 2028/29.

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KEY RISKS TO MANITOBAS EQUALIZATION OUTLOOK Considerable political and economic uncertainties are creating downside risks to Manitobas medium-term outlook for Equalization revenues. Key risks include lower than forecasted economic growth in Canada and uneven impacts of U.S. trade policy on provincial economies and fiscal capacity. " Lower than forecasted national economic growth. The growth rate and size of the Equalization program is based on growth in the national economy, rather than the formula-driven amount needed to bring receiving province to the 10-province average of fiscal capacity. This means it is effectively a fixed-pot program in terms of its ability to meet its constitutional objective. Slower than forecasted economic growth in Canada would reduce annual growth in the program. In aworst-case scenario, a severe or protracted recession could result in a reduction in the size of the program in future years. " Uneven interprovincial impacts of U.S. trade policy. Equalization is allocated based on the populations and relative fiscal capacities of all provinces. Despite expected negative impacts on Manitobas economy, some provinces, including the larger provinces, may be more exposed than Manitoba to U.S. trade policy decisions. In a fixed-pot program, relatively lower growth in fiscal capacity in other provinces, especially the larger provinces, could reduce Manitobas future Equalization payments.

Equalization has been described as a defining feature of the Canadian federation. It does not reduce the fiscal capacity of non-receiving provinces, nor do provinces pay directly into the program. Equalization is funded by general taxes paid by all federal taxpayers. The federal government collects revenues from Canadian citizens and businesses in all provinces and territories and redistributes a certain amount to help provinces and territories fund the services they are constitutionally responsible for delivering, such as health care. All provinces have received support from Equalization at one time or another. The purpose of the Equalization program was entrenched in the Canadian Constitution in 1982.

Parliament and the Government of Canada are committed to the principle of making Equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation. Subsection 36(2) of the Constitution Act, 1982

Even with Equalization, Manitoba’s and other receiving provinces’ per capita fiscal capacities remain below that of the non-receiving provinces. For example, Alberta’s 2025/26 fiscal capacity, as measured by the Equalization program, is $17,648 per capita, compared to $11,784 for Manitoba (including Equalization), a

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deficit of nearly $6,000 per Manitoban. This represents an $8.4 billion shortfall in Manitoba’s overall fiscal capacity to provide public services compared to that of Alberta.

Fiscal Capacity by Province, 2025/26

Fiscal Capacity by Province, 2025/26 Dollars Per Capita 20,000 18,000 16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0 NL PE NS NB QC ON MB SK AB BC Own-Source Fiscal Capacity Equalization Source: Finance Canada

Shared Cost and Other

Federal Transfers

In addition to the major transfer programs, federal funding is also provided through federal-provincial bilateral agreements on a time-limited, conditional and typically cost-shared basis. This targeted funding has comprised a larger share of Manitoba’s total revenues from the federal government in recent years.

Federal funding provided in this manner can create challenges in multi-year planning and in sustaining permanent programming enhancements. Conditions on federal funding must be minimized to allow provinces and territories the flexibility to design programs and services best suited to their unique needs and challenges.

In the years preceding the COVID-19 pandemic, from 2017/18 to 2019/20, other transfers averaged around 12 per cent of total federal transfers to Manitoba. Other transfers’ share of total transfers reached 22 per cent in 2020/21 due to emergency funding provided by the federal government to help support the province’s COVID-19 pandemic response and has since declined but remains above pre-pandemic levels. In 2025/26, Manitoba expects to receive $1.6 billion in other transfers, representing around 18 per cent of total federal transfers. This is up from $1.3 billion, or 16 per cent, of total federal transfers in 2024/25.

Other Transfers Share of Total Federal Transfers, Manitoba, 2017/18 to 2025/26

Other Transfers Share of Total Federal Transfers, Manitoba, 2017/18 to 2025/26 Per cent 25.0 22.0 20.0 20.0 19.0 18.0 17.0 16.0 15.0 13.0 12.0 12.0 10.0 5.0 0.0 2017/ 18 2018/ 19 2019/ 20 2020/ 21 2021/ 22 2022/ 23 2023/ 24 2024/ 25F 2025/ 26B Source: Finance Canada and Manitoba Finance Notes: F Forecast B Budget

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MANITOBA'S POVERTY REDUCTION STRATEGY

Manitoba’s Poverty

Reduction Strategy

Introduction

Budget 2025 affirms government’s commitment to make life better for all Manitobans. The Manitoba government will ensure Manitobans are free to pursue a good life with the opportunity to have a good job to support their family and afford a home. Manitobans are starting to see relief from high costs, improvements in health care and more good jobs.

While inflation, the interest rate and the price of basic goods and services are showing small improvements, challenges such as poverty, homelessness, addictions and violence remain significant concerns in Manitoba.

With a fresh approach, the Manitoba government is set to overcome these challenges by delivering supports that are vital to all Manitobans, especially those who are vulnerable.

In the year ahead, the government will work together with communities, the business sector and all levels of government to implement priority actions aimed to keep delivering for families.

Moving forward, Budget 2025 ushers in the beginning of a renewed commitment to successfully reduce poverty in Manitoba. To ensure Manitoba is taking the right path to improving the lives of Manitobans, the government will be developing a new poverty reduction strategy in 2025 in collaboration with Manitobans, community organizations, experts, Indigenous communities and government agencies.

By working together, Manitoba can successfully offer an inclusive and good life for all.

Poverty Reduction Strategy Renewal

The Poverty Reduction Strategy Act (the act) requires Manitoba to have a long-term poverty reduction strategy to reduce poverty and increase social inclusion. This strategy must include indicators to measure progress. Under this legislation, the strategy is to be renewed every five years. As such, an updated strategy is required within the next year.

In early 2024, the Poverty Reduction Committee of Cabinet directed that the renewed poverty reduction strategy focuses on three target groups:

•	Babies and children from zero to five years old, including the prenatal period

•	Children aging out of the care of Child and Family Services

The government has completed engagements with Manitobans across the province, including with key stakeholders, Indigenous Manitobans and the public, as well as focus groups with people with lived experience of poverty. An online survey, quick poll and idea board for all Manitobans was posted on EngageMB, as well as a space to garner feedback and written submissions. These engagements ended in early December 2024, and a total of 35 meetings were held with stakeholders, Indigenous Manitobans, the public and people with lived experience of poverty.

The department learned from Manitobans about the extent of poverty concerns and heard ideas to move forward. All information gathered will guide the production of a What We Heard report that will be reviewed by the Poverty Reduction Committee of Cabinet and will be used to inform the new strategy. The renewed poverty reduction strategy will be launched in 2025.

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Highlights of Key Initiatives

The Manitoba government has set out the immediate priorities to address the pressing problems affecting Manitobans living in poverty.

Responding to these urgent issues, Budget 2025 presents important initiatives in key areas that matter most to Manitobans, including:

•	making progress on health care

•	lowering bills

•	growing the economy

•	making downtown and communities safer

•	giving kids the freedom to be kids

•	protecting the environment

•	promoting freedom and democracy

•	honouring the past while giving hope to the future

Focusing on Affordability

As the prices of goods and services remain high, the Manitoba government recognizes the importance of making life affordable for Manitobans, especially those who are living in poverty. In 2025/26, Manitoba is providing financial relief through measures that include:

•	School Food program to help low-income families feed their children, improve graduation rates and ensure no child has to struggle to learn on an empty stomach.

•	Gas Tax Relief: a permanent cut of 10 per cent to the provincial fuel tax for gasoline, diesel and marked gasoline effective January 1, 2025.

•

Renters Affordability Tax Credit: an income tax credit available to renters to help offset their rental costs. The maximum credit was increased to $575 per year for the 2025 tax year and will be further increased to $625 for the 2026 tax year. Proportional increases are also being made to the top-up for low-income seniors.

•	Investing $19.4 million in Rent Assist and $8.4 million in the Non-EIA rent Assist Shelter Benefit to help low-income Manitobans pay their rent and keep a roof over their heads.

•

Homeowners Affordability Tax Credit: a new credit that will give homeowners up to $1,500 in relief on their school taxes in 2025. In 2026, the maximum credit will be increased by $100, from $1,500 to $1,600.

•	Maintaining a new doubled prenatal benefit to help mothers stay healthy during pregnancy and improve birth weights and outcomes for newborns in Manitoba.

•	Reproductive Health Care: reducing health care costs by making prescription birth control free, continuing the doubled fertility tax credit and expanding coverage for drugs to treat menopause.

•	Increasing the daily rate for foster parents by 10 per cent, the first increase in 13 years.

•	Increasing funding for adult literacy for the second year in a row to help more Manitobans graduate high school and find a pathway to employment.

•

Manitoba’s Energy Efficiency Assistance Program: this program provides free and low- cost upgrades to individuals with low to moderate income. Energy efficiency upgrades contribute to lowering energy bills and contribute to reducing energy poverty. Upgrades include free home energy check-up, insulation, energy savings devices and financing for furnace or boiler upgrades.

•	$14.2 million in enhancements to EIA stopping clawbacks on earning so more Manitobans can find a pathway to stability, independence and employment.

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Investing in Children and Youth

Breaking the cycle of poverty requires supporting our children and youth by giving them hope, as well as the opportunity to achieve their full potential and build our province for the future. Budget 2025 highlights some important initiatives aimed at providing better life outcomes for Manitoba’s children and youth.

Universal School Food Program for Schools

Manitoba is committed to making the universal school fund program available to every public school in Manitoba.

Improving Educational Outcomes

for Children and Youth

Helping people become successful as adults so they can live their best life requires investments in early education and childhood learning. Budget 2025 includes funding to support educational foundations that will help address poverty, including:

•	expanding the Community Schools Program to include five additional sites to gather and deploy community services and resources to benefit students, families and neighborhoods in need

•	investing in classes and certificate programs to enhance Indigenous language learning

Manitoba Aboriginal Sport and

Recreation Council

The Manitoba Aboriginal Sport and Recreation Council (MASRC) offers programs that provide access to sport and recreation programs for Indigenous youth. This year, the council will receive $175,200 in annual operating funding from the Manitoba government, as well as $508,473 from the Bilateral Agreement on Sport Participation between Canada and Manitoba.

Transferring Child Welfare to

Indigenous Jurisdictions

The Manitoba government remains committed to its work to decolonize child welfare by restoring jurisdiction to Indigenous Nations. This work is sacred, and supports the needs of children, families and communities. This includes the work of providing government-to-government funding transfers to best support Indigenous children and families. It also includes work to reduce the need for child apprehension and reducing the number of Indigenous children in care in the provincial system by using newly enacted customary and kinship care agreements.

Family and Community Centered Agreements

Four new agreement types have been added to the Child and Family Services (CFS) legislation providing CFS agencies with more options to keep parents actively involved in planning for their children while they retain guardianship and access additional support. These include family support, kinship care, customary care and voluntary care agreements. CFS agencies will receive additional funding in Budget 2025 in order to be able to provide additional funding directly to kinship and customary care providers.

Creating Jobs and Promoting

Labour Market Participation

Providing individuals and families with stable incomes helps build stronger communities, and investing in good jobs empowers people to create a brighter future for themselves and future generations. Budget 2025 focuses on quality employment opportunities to reduce poverty in Manitoba.

Increase to Minimum Wage

In October 2024, Manitoba increased minimum wage to $15.80 per hour, giving Manitobans the fourth highest minimum wage out of the Canadian provinces. The

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minimum wage will be increased again in 2025, allowing Manitoba wages to remain competitive with inflation.

Opportunities for Work-Integrated Learning

Departments are collaborating to create more opportunities for work-integrated learning. By working closely together, a new initiative will help government develop programs and partnerships that will enhance students’ skills and employability, ultimately contributing to the growth and development of the workforce.

Increasing High-Quality and Affordable

Early Learning and Child Care Spaces

Parents need affordable, high-quality early learning and child care to ensure their children can be safely cared for while they work or pursue education.

Under the Canada-Wide Agreement with the federal government, Manitoba will invest more than $280 million over two fiscal years to create more than 4,600 new and affordable child care spaces with more than 60 capital projects. An additional $1.9 million will be budgeted for school-age projects with non-profit child care providers and community partners.

Budget 2025 also allocates more than $111 million to invest in affordability related to child care. This includes:

•	maintaining $10-per-day parent fees for all licensed and funded child care spaces, including school-aged spaces

•	continuing to offer subsidies for eligible families to ensure costs are not a barrier to accessing quality early learning and child care

Social Enterprise Employment

and Training Programs

Budget 2025 allocates funding support for employment and training programs delivered by Manitoba social enterprises to help low-income and marginalized individuals gain the skills and qualifications needed to secure good jobs.

Support the Development of a Diverse

and Inclusive Labour Force

Government will continue to undertake program enhancements and modernization that reduce barriers to participation in the labour market, focusing on under-represented groups and addressing specific workplace needs, to ensure workers are ready for jobs and progress along pathways is maximized.

Northern Manitoba Labour Force

Development Strategy

In partnership with industry, labour groups, post-secondary institutions, training providers, the Communities Economic Development Fund and Indigenous nations, the Manitoba government will develop a Northern Manitoba Labour Force Development Strategy to support labour force needs for successful mineral development, with a focus on opportunities for Indigenous people, under-represented groups, and women. The strategy will be critical in ensuring that northern and Indigenous participation is maximized to meet future labour force needs and Manitobans have pathways to good paying, sustainable jobs.

Indigenous Economic Partnerships

The Department of Natural Resources and Indigenous Futures has an updated mandate to advance economic reconciliation by partnering with new and existing Indigenous developments and pursuing future opportunities with Indigenous communities through the Indigenous Loan Guarantee Program, initially focused on wind energy and the Indigenous Economic Development Fund focused on a range of projects in areas including: workforce development, education and training for youth, capacity building, renewable resource development, building cultural and/or creative industry infrastructure as well as food security.

The Manitoba government recognizes the sovereignty of Indigenous Nations. We know that the best people

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to decide how to use resources for Indigenous Peoples are Indigenous Peoples themselves. That is why the Manitoba government is planning meaningful engagement with Indigenous Nations in Manitoba to co-develop a provincial Indigenous Economic Reconciliation Strategy (IERS). The IERS will reflect the voice of Indigenous Peoples in Manitoba, including ongoing guidance on how provincial revenues can best support Indigenous economic development and advance economic reconciliation.

Improve Broadband and Cellphone

Networks Throughout Manitoba

This initiative involves collaborating with the federal government to enhance broadband and cellphone networks throughout Manitoba. This initiative aims to improve connectivity and ensure that residents have access to reliable and high-speed internet and mobile services. Collaboration will focus on upgrading existing infrastructure and expanding coverage to underserved areas, ultimately benefiting both urban and rural communities.

Indigenous Tourism Support

Indigenous Tourism Manitoba is the first Indigenous-led, non-profit organization to lead advocacy and development of the Indigenous tourism sector in the province.

Adult Learning and Literacy Programs

There are 59 adult learning centres and adult literacy programs in communities across the province, which provide an opportunity for adult learners to develop or upgrade their skills to pursue further education and training or join the workforce. In Budget 2025, government is providing an additional $250,000 in the adult education system to strengthen the health, social and economic outcomes for learners and their families.

EIA Partnership/Joint Planning Process

Probation Officers and EIA Case Coordinators are working together toward joint program goals that are decided upon with the client. This Joint Planning Process (JPP) may include areas such as participation in education, employment training, job search programs, attendance at treatment programs, support for Court mandated programming, or any other areas that help the client towards self-sufficiency.

Providing Vital Supports to

Those Most in Need

Lifting people out of crisis lays the foundation for lasting change and a more equitable society. Assistance with essentials like housing, health care and addictions treatment ensure vulnerable individuals can focus on education, skill-building and employment. Budget 2025 will provide supports to those most in need to address the root causes of poverty and create pathways to stability and self-sufficiency.

Housing

Ending Chronic Homelessness

Government has developed a framework to end chronic homelessness with an additional $73.4 million in Budget 2025. This includes:

•	increasing the supply of social housing with wraparound supports

•	creating a Housing First program in Manitoba Housing

•	improving coordination between organizations, governments and departments

•	recruiting, training and retaining front-line staff

•	addressing gaps that lead youth and vulnerable people into homelessness

•	inspiring hope and developing pathways to success

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In 2025/26, more than $10.5 million will be used to fund an action plan to immediately address encampments, including:

•	implementing ‘camp-to-camp’ outreach

•	acquiring/designating new housing with supports

•	developing a transition centre

•	establishing a province-wide encampment strategy

•	hiring a special advisor on homelessness

An additional $3.7 million in federal funding from the Unsheltered Homelessness and Encampments Initiative will also be used to support those in the most need.

Building More Social and Affordable Housing

In Budget 2025, Manitoba is increasing funding by $5.6 million to support the renovation of 270 new units for people exiting homelessness. A further $28.8 million will be dedicated to building at least 400 new social and affordable housing units with an additional $1 million for rental subsidies which will enable the new units to be rented as social housing.

Transitional Housing

The Manitoba government will acquire and upgrade the seven-story, 105-room high-rise property in downtown Winnipeg. The new site will provide transitional housing for 118 individuals currently in encampments or experiencing homelessness with the goal of securing permanent tenancy.

Preventing Homelessness

The Manitoba government is making life more affordable for renters by strengthening protections with new laws and to support landlords to end chronic homelessness. In Budget 2025, Manitoba will invest:

•	an additional $4 million to continue funding the current case volume of the Canada-Manitoba Housing Benefit (CMHB)
•	an additional $1 million for the continuation and enhancement of the Rent Relief Fund

Protecting the Existing Housing Supply

An increase of $10.5 million is being invested in Manitoba’s existing supply of subsidized housing, for repairs, maintenance, and to keep up with rising operating costs to ensure units continue to be available to low-income individuals and families. The Manitoba government is also undertaking deeper renovations for 270 vacant units in the provincial housing portfolio that have been unusable, to make them available to rent for people experiencing homelessness.

Climate Safe Green Cities

With $60,000 in funding from the Manitoba government, the Manitoba Eco-Network is working to enhance climate resiliency among Winnipeg’s more vulnerable, lower-income inner-city neighbourhoods. A range of key initiatives are being delivered, including disaster preparedness and hot weather first aid workshops with the Canadian Red Cross, an energy poverty survey and infrastructure resiliency measures (such as improving shade in hot weather).

Mental Health Services

Province-wide Suicide Prevention Strategy

After extensive community engagement, Manitoba will publicly release and implement a $500,000 suicide prevention strategy, which will include a focus on youth, Indigenous and 2SLGBTQQIA+ communities in 2025/26.

Hiring Mental Health Workers

Government will continue its investment of $15.3 million over four years to create 100 net new full-time equivalent positions to enhance Manitoba’s mental health workforce. This initiative will achieve the Housing, Addictions and Homelessness department’s mandate item to hire 100 new mental health workers over four

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years to help create a safe and responsive environment for professionals to address mental health incidents in Manitoba.

Health Human Resource (HHR) Supports for

Psychology, Psychiatry, and Extension for

Community Healthcare Outcomes (ECHO)

Supporting publicly funded psychiatrist and psychologist positions in mental health is a vital step to improve access to care for Manitobans throughout the health system, and to stabilize the current workforce. This initiative will support those looking to access important mental health professionals without having to pay out of pocket fees for private services. Budget 2025 includes $2.9 million to continue this initiative.

Interventional Psychiatry

A new interventional psychiatry program will be created for individuals with treatment-resistant mental health disorders throughout Manitoba to eliminate a gap in access to these lifesaving psychiatric treatments. It will also further support suicide prevention as these treatments have demonstrated effective results for individuals with suicidal ideation. Budget 2025 includes $2.0 million in funding to establish this program.

Addictions Services

Expand Detox/Withdrawal Management

and Bed-based Treatment Services

The Manitoba government is committed to improving and expanding detox/withdrawal management and bed-based addictions treatment services. An investment of $1.5 million in Budget 2025 will support these services as part of the continuum of care for those struggling with addictions.

Provincial Youth Crisis Response

and Consultation Service

A $2.5 million investment in Budget 2025 will continue this service, which was created to support professionals and paraprofessionals who have a helping relationship with a child or youth living in Manitoba. The service offers timely consultation/assessment, crisis intervention and brief treatment for children/youth presenting with complex mental health and addictions issues to stabilize and facilitate additional care, reducing pressures on emergency and acute care services while reducing service gaps.

Sobering Centre Expansion

Sobering centres decrease wait times for emergency departments by reducing intakes of those under the influence. Further, they also reduce the need for law enforcement to apprehend non-violent intoxicated persons, offer an effective alternative to police responses and provide Manitobans access to safe spaces for short-term recovery. In Budget 2025, the Manitoba government is investing more than $11 million to expand access to these services in Manitoba.

Social Services

Adult and Youth Healing Lodges

The Manitoba government is developing a youth healing lodge in Thompson in partnership with Manitoba Keewatinowi Okimakanak Inc. (MKO) to establish community-based open custody beds, decrease the overrepresentation of Indigenous youth in custody and bring justice and healing resources to the north. The youth healing lodge is expected to be operational by Fall 2025.

Construction is underway for an adult healing lodge at the Brandon Correctional Centre (BCC) and is anticipated to be complete in 2025/26. Construction of an adult healing centre at The Pas Correctional Centre (TPCC) will begin in 2025/26.

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Responsible Reintegration Initiative (RRI)

The RRI involves releasing eligible offenders into the community on a Temporary Absence (TA) before the expiration of their sentence. By supporting offenders to leave custodial facilities early, the RRI is intended to reduce recidivism, improve public safety and more efficiently and effectively utilize departmental resources. Some Probation Officers are trained to deliver EIA intake services and are providing this service to inmates being released from custody into Winnipeg, as well as to all probation clients in Winnipeg. This allows for immediate service on release eliminating many of the delays in accessing funding and helping to remove a high-risk period for this group.

Increases to Social Supports

In Budget 2025, the Manitoba government is increasing funding for Employment and Income Assistance, Children’s disAbility Services, Community Living disAbility Services and the Manitoba Supports for Persons with Disabilities programs to ensure people can access the income supports they need.

This includes more than $14.2 million for increased earning exemptions and increased Employment and Income Assistance gift exemptions limits. In addition, there will be increases of more than $21.8 million for Community Living disAbility Services, and more than $2.7 million is being allocated for price increases for dental, optical and pharmaceutical services for those receiving income assistance.

Rent Assist

Launched in 2015, Rent Assist is a uniquely Manitoban financial benefit that helps people access safe and affordable housing in the private rental market. As shelter costs rise, the Manitoba government is increasing funding by $27.7 million, to index Rent Assist benefits in July 2025.

Mino’Ayaawag Ikwewag Strategy

Introduced in late 2024, Mino’Ayaawag Ikwewag is a four-year, 10-pillar strategy that reflects Manitoba’s whole-of-government approach to addressing the crisis of missing and murdered Indigenous women, girls, 2Spirit, and gender-diverse peoples. Mino’Ayaawag Ikwewag is the embodiment of the Manitoba government’s commitment to prioritize the safety, protection, and empowerment of Indigenous women, girls, 2Spirit and gender-diverse relatives. It is more than just a strategy and is the Manitoba government’s response to the ongoing need for justice, safety and dignity for all Manitobans. Budget 2025 includes funding for programs focused on empowerment, prevention, and creating a province where Indigenous women, girls, 2Spirit, and gender-diverse individuals are safe to be who they are and to lead fulfilled lives, rich with opportunities for themselves and their families.

Budget 2025 also includes more than $946,000 for new and expanded programming to support the priorities of the government’s renewed Fetal Alcohol Spectrum Disorder strategy.

Legal Services

The Family Resolution Service (FRS)

The Family Resolution Service (FRS) Branch is the social service arm of the Court of King’s Bench and Provincial Court and an eco-system of public, private and community service providers who deliver out of court resolution support to separating and divorcing families and survivors of intimate partner/ family violence. This administrative out of court model provides single window access to free and affordable social, legal, financial and emotional support services.

The Child Support Service (CSS) within the FRS can make initial child support calculation and recalculation decisions outside of court. CSS provides emergency support to family members that can mitigate the risk of becoming vulnerably housed or being unable to meet

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basic needs because of leaving an intimate partner relationship.

The Maintenance Enforcement Program (MEP) has authority to enforce child support decision, court orders and family arbitration awards for child and spousal support outside of court.

A continued service expansion in St. Boniface and rural and northern Manitoba in 2025/26 will further expand access to safety, social, financial, and legal support in both official languages all around the province.

Supervised Access and Exchange Services

Winnipeg Children’s Access Agency and the Brandon Friendship Centre’s Brandon Access/Exchange Service provide free or low-cost supervised visits and exchange services for families experiencing relationship conflict with parenting arrangements, under funding agreement with the FRS.

Food Security

Manitoba Food Currency Program

The Manitoba government, through the Sustainable Canadian Agricultural Partnership, is continuing its investment of $1.1 million over three years to the Direct Farm Marketing Association of Manitoba Co-op Inc. to develop the Manitoba Food Currency Program to:

•	increase access to locally produced, whole and healthy food for Manitobans struggling with food insecurity

•	grow the local food economy by supporting local producers and strengthening farmers’ markets

•	build communities by making neighbourhood markets more accessible, vibrant and inclusive spaces

Indigenous Peoples Food Sovereignty

The Manitoba government allocates up to $1 million annually towards the Indigenous Agriculture and Relationship Development priority area under Sustainable Canadian Agricultural Partnership. This focuses on providing technical and financial support to initiatives that enhance relationships with Indigenous Peoples and increase Indigenous participation and opportunities in Manitoba’s agriculture and agri-food economy, including the development and growth of local food systems to empower food sovereignty.

Newcomer Supports

Newcomers play a vital role in supporting and growing economies. They bring diverse skills, fill labour shortages and often contribute to innovation and entrepreneurship by starting businesses. However, without supports to begin their lives in Manitoba, they may experience poverty.

In Budget 2025, the Manitoba government is working to support newcomers in Manitoba through important initiatives such as the Newcomer Integration Support Program, which funds settlement and integration services to facilitate and improve the social and economic integration of newcomers.

Progress Indicators

Measuring progress is crucial to ensuring the strategy’s success. The Poverty Reduction Strategy Act mandates that poverty and social inclusion indicators be established to measure the achievements made under the strategy.

At the heart of Manitoba’s poverty measurement is the Market Basket Measure (MBM), Canada’s official poverty measure. The MBM measures the financial capability of individuals and families to afford a basket of goods and services to meet their basic needs and achieve a modest standard of living. Individuals and

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families whose disposable incomes are below the cost of this basket are deemed to be living in poverty.

Poverty is complex and intertwined with many social issues. It cannot be measured solely based on the MBM. To have a complete understanding of poverty, indicators on social variables that are strongly correlated with poverty are monitored to form part of the overall measurement of poverty. Under the current strategy, data on indicators on relevant areas such as employment, education, child care, child welfare, health, housing and inequality are also tracked, in addition to the MBM.

In 2025, the Manitoba government will be reviewing the 13 poverty indicators of the current strategy and consult within government and with other external stakeholders as part of the strategy renewal process. New and more focused measures may be introduced as part of a new measurement framework for the updated poverty reduction strategy.

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TAX MEASURES

Tax Measures

Fiscal Summary of Measures

	2025/26	Full Year

	millions of dollars	millions of dollars
Personal Income Tax Measures
Basic Personal Amount and Tax Bracket Threshold Indexation – frozen	40.0	82.0
Renters Affordability Tax Credit – increased	-2.0	-9.0
Volunteer Firefighter and Search and Rescue Amounts – increased	-0.7	-0.7
	37.3	72.3

School Tax Measure
Homeowners Affordability Tax Credit – increased	-5.0	-19.0

Retail Sales Tax Measure
Cloud Computing – introduced	4.0	16.0

Health and Post Secondary Education Tax Levy Measure
Health and Post Secondary Education Tax Levy – thresholds increased	-2.1	-8.5

Tax Credit Extension
Cultural Industries Printing Tax Credit – extended	-	-
Total Fiscal Impact	34.2	60.8

Note: A negative amount is a cost to government and a benefit to taxpayers.

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Personal Income Tax Measures

Basic Personal Amount and Tax

Bracket Threshold Indexation

2025/26 fiscal impact: $40.0 million

The Basic Personal Amount (BPA) is a non-refundable tax credit Manitoba residents claim on their income tax return. The BPA was $15,780 for 2024. The value of the credit (i.e., the reduction in tax liability) is the BPA multiplied by Manitoba’s bottom tax bracket rate of 10.8 per cent.

Manitoba’s tax bracket thresholds and rates for 2024 were as follows:

Tax Rate	Taxable Income
10.8%	$0 - $47,000
12.75%	$47,001 - $100,000
17.4%	Over $100,000

Beginning with the 2025 tax year, indexation of the BPA and tax bracket thresholds to inflation will be frozen.

The maximum impact of the pause on an individual with more than $100,000 in taxable income, would be $87.25 in the 2025 tax year. For the majority of taxpayers, the impact would be $32 or less.

Renters Affordability Tax Credit

2025/26 fiscal impact: -$2.0 million

For the 2024 tax year, the Renters Affordability Tax Credit was calculated as $43.75 multiplied by the number of months in the year that an individual rented their residence, to a maximum annual credit of $525. An additional annual top-up of up to $300, or $25 per month, was available to seniors with family net income of less than $40,000.

Budget 2024 announced that the maximum annual Renters Affordability Tax Credit would be increased by $50, from $525 to $575, and the maximum seniors’ top-up by $28, from $300 to $328, for the 2025 tax year.

For the 2026 tax year, the Renters Affordability Tax Credit will be increased to a maximum of $625, and the seniors’ top-up will be increased to a maximum of $357.

Both amounts will continue to be increased each year of the current mandate as part of the Manitoba government’s commitment to restore this credit to its previous level of $700, and the seniors’ top-up to $400.

The following table shows the maximum credit available for renters from 2024 to 2026.

2024	2025	2026
Renters	Renters	Renters
Affordability	Affordability	Affordability
Tax Credit	Tax Credit	Tax Credit
(+ seniors’	(+ seniors’	(+ seniors’
top-up)	top-up)	top-up)
max $525	max $575	max $625
(+ up to $300)	(+ up to $328.57)	(+ up to $357.14)

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Volunteer Firefighter and Search

and Rescue Amount

2025/26 fiscal impact: -$0.7 million

The Volunteer Firefighter and Search and Rescue Amount is a non-refundable tax credit available to those who are volunteer firefighters or volunteer search and rescue personnel. The amount is $3,000, which gets multiplied by Manitoba’s bottom tax rate of 10.8 per cent, for a credit of $324.

For the 2025 tax year, the Volunteer Firefighter and Search and Rescue Amount is doubled from $3,000 to $6,000, increasing the maximum annual value of the credit to $648.

School Tax Measure

Homeowners Affordability Tax Credit

2025/26 fiscal impact: -$5.0 million

Budget 2024 announced that the School Tax Rebate and Education Property Tax Credit were being replaced by the new Homeowners Affordability Tax Credit of up to $1,500 on principal residences in 2025.

Because of the previous government’s cut, school divisions and municipalities are raising taxes. To offset these increases, our provincial government is providing relief to those that need it most, with the majority of Manitoba homeowners receiving as much or more in school tax relief compared to the previous system.

For the 2026 property tax year, the maximum Homeowners Affordability Tax Credit will be increased by $100, from $1,500 to $1,600.

Homeowners with gross school tax bills of more than $1,500 in 2026 will benefit from this increase as up to an additional $100 of their school taxes will now be covered by the credit.

The Homeowners Affordability Tax Credit is fully funded by the Manitoba government through general revenues and does not impact funding to schools.

Retail Sales Tax Measure

Cloud Computing

2025/26 fiscal impact: $4.0 million

Effective January 1, 2026, retail sales tax will apply on cloud computing services, such as subscriptions to software, data storage, and remote computer processing.

This change comes as a result of technological changes that have occurred in the industry.

Heath and Post Secondary

Education Tax Levy Measure

Health and Post Secondary Education Tax Levy

2025/26 fiscal impact: -$2.1 million

The Health and Post Secondary Education Tax Levy is a tax imposed on remuneration that is paid to employees by employers with a permanent establishment in Manitoba.

Effective January 1, 2026, the exemption threshold is raised from $2.25 million to $2.5 million of annual remuneration. In addition, the threshold below which businesses pay a reduced effective rate is raised from $4.5 million to $5 million.

Increases to the thresholds primarily benefit employers in the construction, manufacturing, retailer, wholesale, professional and restaurant sectors.

The new higher thresholds will benefit approximately 875 Manitoba employers, including exempting approximately 150 Manitoba employers from the tax entirely.

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Tax Credit Extension

Cultural Industries Printing Tax Credit

2025/26 fiscal impact: nil

The Cultural Industries Printing Tax Credit, which applied to eligible expenses incurred until December 31, 2024, is made permanent. This tax credit provides Manitoba’s printing industry with a 35 per cent refundable credit on salary and wages paid to Manitoba employees.

Administrative Tax Measures

Income Tax Act

Changes are made to:

•	Exclude trusts from eligibility for the Family Tax Benefit.

•	Align eligibility timing for the Seniors School Tax Rebate with the Homeowners Affordability Tax Credit.

Tax Administration and Miscellaneous Taxes Act

Reporting requirements around penalty and interest waivers granted to taxpayers will be streamlined.

Mining Tax Act

The following technical clarifications will be implemented:

•	Repealing the new investment tax credit (which no longer applies as it relates to investments made prior to January 1, 2004).

•	Eliminating the requirement for the Minister of Finance to designate a new mine or major expansion.

•

Eliminating the special tax rate of 0.5 per cent that applies in addition to the regular tax rates on the profit of all mining operators. It is currently paid but then is refundable to mining operators.

Corporation Capital Tax Act

Effective for fiscal years beginning after March 31, 2025, the corporation capital tax paid by crown corporations is eliminated. This measure simplifies the administration for crown corporations and does not have a financial impact as the crown corporations are included in the summary budget.

Retail Sales Tax and Tobacco Tax

Registration Registry

Manitoba Finance will be implementing an online service in 2025 that will enable taxpayers to verify if a business is registered for retail sales tax. A similar registry will also be developed for tobacco tax.

Tobacco Band Assessment Agreements

The Tobacco Band Assessment program provides First Nations with own source revenue to invest in their communities. Participating First Nations enter into an agreement with the Province of Manitoba to apply a tobacco band assessment equivalent to the provincial tobacco tax rate on the sale of tobacco to First Nations purchasers. These agreements are being updated to increase their duration from five years to 10 years and to reduce the administration fee from 1.0% to 0.25%.

Land Transfer Tax Review

Preventing Avoidance of Land Transfer Tax

Through Use of Certain Ownership Structures

Land transfer tax provisions in The Tax Administration and Miscellaneous Taxes Act currently do not require the payment of land transfer taxes where there is an unregistered change in the beneficial ownership of land.

With a view to improving tax fairness, government will be considering legislative changes to prevent the avoidance of land transfer tax through use of legal structures in which legal and beneficial ownership of property are separated.

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Contact for Further Information

For further information on tax measures, contact Manitoba Government Inquiry by calling 204-945-3744 in Winnipeg or toll-free 1-866-626-4862, or by email at mgi@gov.mb.ca.

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Interprovincial Comparison of 2025 Tax Rates

	CAN	BC	AB	SK	MB	ON	QC	NB	NS	PE	NL
Personal Income Tax
Basic Personal Amount ($)	16,129(A)	12,932	22,323	19,491	15,780	12,747	18,571	13,396	11,744	14,250	11,067
Top Rate (%)	33.00	20.50	15.00	14.50	17.40	20.53(B)	25.75	19.50	21.00	19.00	21.80
Health Care Premiums ($)						900
Health and Education Tax (%)		1.95(C)			2.15(D)	1.95(E)	4.26(F)				2.00(G)
Corporation Income Tax (%)
Small	9.00	2.00	2.00	1.00(H)	0.00	3.20	3.20	2.50	1.50	1.00	2.50
Large	15.00	12.00	8.00	12.00	12.00	11.50	11.50	14.00	14.00	16.00	15.00
Small business limit ($000)	500	500	500	600	500	500	500	500	700	500	500
Capital Tax on Banks (%)	1.25	-	-	4.00	6.00	-	-	5.00	4.00	5.00	6.00
Sales Tax (%)	5.00	7.00	-	6.00	7.00	8.00	9.975	10.00	10.00	10.00	10.00
Tobacco Tax (¢ /cigarette)	16.577(I)	32.50	30.00(J)	29.50	30.00	18.475	20.9(K)	25.52	29.52	29.52	32.50
Fuel Tax
Gasoline (¢/l)	10.00	14.50	13.00(L)	15.00	12.50	9.0(M)	19.20	10.87	15.50	8.47	7.5(N)
Diesel (¢/l)	4.00	15.00	13.00(L)	15.00	12.50	9.0(M)	20.20	15.45	15.40	14.15	9.5(N)

Other provinces’ rates and amounts known as of March 3, 2025

A

The Federal BPA is increased from $15,705 to $16,129 for taxpayers with a net income of $177,882 or less. For incomes above this threshold, the additional amount of $1,590 is reduced until it becomes zero at a net income of $253,414.

B	Includes surtax.

C

Employers with remuneration in British Columbia of $1.0 million or less don’t pay employer health tax. Between $ 1.0 million and $1.5 million pay the reduced tax amount of 5.85%. Employers with more than $1.5 million pay the tax on their total BC remuneration at 1.95%.

D

Effective January 1, 2026, Manitoba employers with total remuneration in a year of $2.5 million or less are exempted. MB employers with up to $5.0 million of remuneration pay 4.3% on the amount in excess of $2.5 million. Employers with more than $5.0 million pay the tax on their total MB remuneration at 2.15%.

E

The Ontario Employer Health Tax rates vary from 0.98% on payroll less than $200,000, and up to 1.95% for payroll in excess of $400,000 before deducting the $1.0 million exemption. There is no exemption for employers who have annual payroll greater than $5.0 million.

F

The Quebec Health Services Fund contribution rates vary from 1.25% to 4.26% dependent upon sector and total payroll. Employers, other than a public-sector employer, with total payroll less than $7.8 million are eligible for the reduced contribution rates.

G	The Newfoundland and Labrador Health and Post-Secondary Education Tax, at a rate of 2%, is payable by employers whose annual remuneration that exceeds $2.0 million.

H

Saskatchewan temporarily reduced its small-business rate from 2.0% to nil, effective for the period commencing October 1, 2020 and ending on June 30, 2023. The small-business rate was increased to 1.0% effective July 1, 2023 and will return to a rate of 2.0% on June 30, 2025.

Budget 2025 – Tax Measures  |  145

I	Effective April 1, 2025, the federal tax on tobacco will increase from 16.577 cents per cigarette to 19.078.

J	Effective March 1, 2024, Alberta tax rate on tobacco increased from 27.5 cents per cigarette to 30 cents per cigarette.

K	Effective January 6, 2025, the Quebec tobacco tax increased from 19.9 cents per cigarette to 20.9 cents per cigarette.

L	Effective January 1, 2022, Alberta is adjusting their fuel tax rate quarterly based on the average price of West Texas Intermediate (“WTI”).

If WTI is below $80 USD, the full 13 cents/litre rate applies. If WTI is between $80 USD and $84.99 USD the tax rate is 9 cents per litre.

If WTI is between $85 USD and $89.99 USD, the tax rate is 4.5 cents per litre. If the WTI is $90 USD or higher the tax rate is Nil.

M	Effective July 1, 2022 until June 30, 2025, the Ontario tax rate for gasoline and diesel will be reduced to 9 cents per litre. The full tax rate is 14.3 cents per litre for gasoline and diesel.

N

Effective June 2, 2022 to March 31, 2025, the Newfoundland and Labrador fuel tax rate on gasoline is reduced from 14.5 cents per litre to 7.5 cents per litre and the fuel tax rate on diesel is reduced from 16.5 cents per litre to 9.5 cents per litre.

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